Editora Saraiva

08003531

082-05046

SEC Mail Processing Section

JUN 26 2008

Washington, DC 101

June , 2008

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,

João Luis Ramos Hopp
Chief Financial Officer

PROCESSED
JUL 03 2008
THOMSON REUTERS

Enclosures

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (11) 3613 3344 Fax (11) 3611 3308 São Paulo SP Brasil

Editora Saraiva

List of Information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock *Exchange (Bolsa de Valores de São Paulo)* and which was made public thereby or (c) distributed to its security holders, in each case since September, 2007.

	Schedule 1
1	RELEVANT FACT – dated December 07th, 2007 (English translation attached hereto as Exhibit 01)
2	NOTICE TO THE MARKET - Published in May 16, 2008(English translation attached hereto as Exhibit 02)
3	NOTICE TO THE MARKET - Published December 11, 2007. (English translation attached hereto as Exhibit 03)
4	DFP – STANDARDIZED FINANCIAL STATEMENTS, held on December 31, 2007(English translation attached hereto as Exhibit 04)
5	MARKET NOTICE, held on August 16, 2007 (English translation attached hereto as Exhibit 05)
6	FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 AND INDEPENDENT AUDITOR`S REPORT – SARAIVA S.A. LIVREIROS EDITORES, published in March, 2007 (English translation attached hereto as Exhibit 06)
7	FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 AND INDEPENDENT AUDITOR`S REPORT – LIVRARIA E PAPELARIA SARAIVA S.A., published in March, 2007 (English translation attached hereto as Exhibit 06)
8	MINUTES OF THE ORDINARY GENERAL MEETING, held on April 23, 2008.(English translation attached hereto as Exhibit 08)
9	ANNUAL INFORMATION, published in April, 2008(English translation attached hereto as Exhibit 09)

GAE/SAE 2.164-07
October 15, 2007

Saraiva S.A. Livreiros Editores
Investor Relations Administration
Mr. João Luis Ramos Hopp

Dear Sirs,

We hereby request clarifications with respect to a report published in the 10/12/2007 edition of *Jornal do Commercio*, entitled "Livraria Saraiva fecha a compra da Siciliano" [Livraria Saraiva closes the purchase of Siciliano], as well as other important information.

Respectfully,

Nelson Barroso Ortega
Business Oversight Management
Telephone: (011) 3233-2063/3233-2222

c.c. CVM - Comissão de Valores Mobiliários [Securities Commission]
Mrs. Elizabeth Lopez Rios Machado - Superintendent of Business Relations
Mr. Waldir de Jesus Nobre - Superintendent of Market and Broker Relations

SARAIVA S/A LIVREIROS EDITORES

Public Corporation

CNPJ/MF 60.500.139/0001-26

MARKET NOTICE

SARAIVA S/A LIVREIROS EDITORES ("SARAIVA") hereby announces, pursuant to Bovespa Notice GAE/SAE 2.164-07, dated 10/15/2007, that the information contained in the report entitled "Livraria Saraiva fecha a compra da Siciliano" [Livraria Saraiva closes the purchase of Siciliano] published in the 10/12/2007 edition of *Jornal do Commercio*, does not reflect reality and that the situation announced by SARAIVA in Material Fact 08/16/2007, the content of which is reproduced below for the sake of convenience, remains unchanged.

São Paulo, October 15, 2007.

JOÃO LUÍS RAMOS HOPP
Director of Investor Relations

"**SARAIVA S/A LIVREIROS EDITORES** hereby announces, under the terms and for the purposes set forth in CVM [Securities Commission] Act no. 358/02, that it is in negotiation, along with its subsidiary, **LIVRARIA E PAPELARIA SARAIVA S/A**, with the shareholders of the entire capital stock of **SICILIANO S.A.** ("SICILIANO"), to acquire all shares issued by SICILIANO. The finalization of this potential transaction, as well as its final terms and conditions, are still being discussed between the parties involved.

Any new material facts concerning this potential transaction will be announced to the Shareholders and to the general public immediately.

São Paulo, August 16, 2007.

JOÃO LUÍS RAMOS HOPP
Director of Investor Relations"

SARAIVA S.A. LIVREIROS EDITORES
Open Company
C.N.P.J.[1] no. 60.500.139/0001-26

RELEVANT FACT

Saraiva S.A. Livreiros Editores ("**Company**" or "**Saraiva**") in compliance with the provisions under article 157, § 4, of Law no. 6.404/76, and the provisions under Instruction CVM no. 358/02, informs to its shareholders and investors, as well as to the market in general that, on 12/07/2007 it acquired shares representing the totality of the corporate capital of Pigmento Editorial S.A. ("**Pigmento**").

Pigmento is responsible for the commercialization of **Ético Sistema de Ensino**, which shall comprise (i) one line of teaching materials under absolute conceptual severity, destined to children's education, at elementary and high-school levels and to preparatory schools; and (ii) a service line to attend other needs of affiliated schools, including pedagogic and administrative support that enrich the teaching practice and help the work of teachers and managers.

Pigmento has been operating in the editorial market for four years, with headquarters in Ribeirão Preto (SP). Its founder, José Arnaldo Favaretto, who will continue at the head of **Ético Sistema de Ensino** operations as the executive responsible for this business line, has 30 years of experience in the educational area as a teacher, author of didactic books and editorial director of renowned publishing houses in the area of didactic books and educational solutions.

With this acquisition, Saraiva enters the market of Educational Systems which, according to Company estimates, moves around BRL 500 million, annually, in Brazil. This important strategic move aggregates value to the educational solutions offered by Saraiva, which now include, besides the traditional and acknowledged quality of its books, a differentiated Teaching System.

São Paulo, December 07, 2007.

SARAIVA S.A. LIVREIROS EDITORES
João Luís Ramos Hopp
Investor Relations Director

---

[1] N.T. C.N.P.J. = Corporate Taxpayer Registry at the Ministry of Finance

SARAIVA S/A LIVREIROS EDITORES
Open Company
CNPJ/MF[1] no. 60.500.139/0001-26

NOTICE TO THE MARKET

We hereby inform our shareholders and the market in general, pursuant to the Administration Report published on March 18, 2008, relative to the fiscal year 2007, that the Company is linked to arbitration at the Market Arbitration Panel [Câmara de Arbitragem do Mercado], in accordance with the commitment clause under our Corporate By-laws.

São Paulo, May 16, 2008.

João Luís Ramos Hopp
Director of Investor Relations

SARAIVA S.A. LIVREIROS EDITORES
PUBLIC CORPORATION
BRAZILIAN CORPORATE TAXPAYERS REGISTRY (CNPJ) NO. 60.500.139/0001-26

NOTICE TO THE MARKET

Saraiva S.A. Livreiros Editores ("**Company**"), supplementing the Material Fact and correcting the Notice to the Market, both disclosed on December 7, 2007 on the purchase by the Company of all capital stock of Pigmento Editorial S.A., does hereby inform its stockholders and investors and the market in general that aforesaid purchase shall be subject to ratification by special general meeting of the Company, under terms of Article 256, Law no. 6.404/76 and that any dissenting stockholders may exercise their right of withdrawal in an amount and under conditions that shall be detailed upon notice to aforesaid special general meeting of the Company.

São Paulo, December 11, 2007.

SARAIVA S.A. LIVREIROS EDITORES
João Luis Ramos Hopp
Officer, Investor Relations

SARAIVA S.A. LIVREIROS EDITORES
Open Company
CNPJ/MF[1] No. 60.500.139/0001-26
NIRC[2] 35300025300

MINUTES OF THE ORDINARY GENERAL MEETING HELD ON APRIL 23, 2008.

1. DATE, HOUR AND PLACE: April 23, 2008, at 4:00 p.m., at the building of the Administration, at Rua Dr. Edgar Theotônio Santana, 206, 3rd floor, Barra Funda, São Paulo/SP.

2. INVITATION, QUORUM FOR INSTALLATION AND PARTICIPANTS: Notices published on the newspapers Official Gazette of the State of São Paulo and Gazeta Mercantil on April 8, 9 and 10, 2008. The administration report and financial statements with the opinion of independent auditors relative to the fiscal year ended on December 31, 2007 were published on the above mentioned newspapers on March 18, 2008. The participants were shareholders representing more than one fourth of the voting capital, as well as the members of the board, Jorge Eduardo Saraiva, Ruy Mendes Gonçalves and Maria Cecília Saraiva Mendes Gonçalves, and the following statutory officers: José Luiz Machado Alvim de Próspero, João Luís Ramos Hopp, Antônio Luiz de Toledo Pinto, Sônia Regina Alves dos Santos and Nilson Lepera. Also present were Messrs. Eduardo Franco Tenório, RG[3] 24.923.631-X, representative of the independent auditors contracted, Deloitte Touche Tohmatsu Auditores Independentes.

3. COMPOSITION OF THE BOARD:
- Chairman - Jorge Eduardo Saraiva
- Secretary - Ruy Mendes Gonçalves

4. AGENDA: 4.1. Analysis, discussion and voting on the administration report and financial statements with the opinion of independent auditors, relative to the fiscal year ended on 12/31/2007; 4.2. Approval for participation of the administrators in Company profits and setting a date for the respective payment; 4.3. Destination of results; 4.4. Setting a date for payment of interest on own capital and dividends; 4.5.

---

[1] N.T. CNPJ/MF = Corporate Taxpayer Registry at the Ministry of Finance
[2] N.T. NIRC = Number of Register at the Board of Trade
[3] N.T. RG = General Identification Registry

Election of members of the Board of Directors and fixing of the Administration global remuneration.

5. DELIBERATIONS OF THE ORDINARY GENERAL MEETING

5.1. Approved, without reserves, the administration report and financial statements with the opinion of independent auditors, relative to the fiscal year ended on December 31, 2007.

5.2. Approved the participation of administrators in the fiscal year profits, in the amount of BRL3,516,711.33 (three million, five hundred and sixteen thousand, seven hundred and eleven reais and thirty-three cents), to be distributed among them on 05/30/2008, pursuant to decisions to be adopted in meetings of the Board of Directors and of the Board of Officers.

5.3. Approved the destination of 5% (five per cent) of the net profit, or BRL3,510,357.98 (three million, five hundred and ten thousand, three hundred and fifty-seven reais and ninety-eight cents) as legal reserve. Approved the payment of interest on own capital, which payment was offset against statutory dividends, under the terms approved by the Board of Directors in the meeting held on 03/06/2008, in the amount of BRL14,754,297.02 (fourteen million, seven hundred and fifty-four thousand, two hundred and ninety-seven reais and two cents), corresponding to the gross amount of BRL0,52263911 per share, to be taxed under the legislation in force. In order to complete the minimum statutory dividend, it was approved the destination of BRL4,133,048.00 (four million, one hundred and thirty-three thousand, forty-eight reais) as dividends, corresponding to the amount of BRL0.14640430 per share. Thus, the gross total amount of shareholders' remuneration shall be BRL18,887,345.02 (eighteen million, eight hundred and eighty-seven thousand, three hundred and forty-five reais and two cents), corresponding to the gross amount of BRL0.66904341 per share. Approved the transfer of the remaining net profit, that is, BRL47,809,456.59 (forty-seven million, eight hundred and nine thousand, four hundred and fifty-six reais and fifty-nine cents) as reserve for future capital increase.

5.4. Fixed the date for payment of interest on own capital and dividends, under the terms of item 5.3 above, which shall be made as of 05/30/2008, as per notice to be timely published.

5.5. Elected to the Board of Directors, for a one-year term of office, until the A.G.O.[4] to be held in 2009, by unanimity of votes by the shareholders present, who held common shares, **Jorge Eduardo Saraiva**, Brazilian, legally separated, company

[4] N.T. A.G.O. = Ordinary General Meeting

officer, RG no. 2.517.633-SSP/SP[5], CPF[6] no. 516.543.778-72, **Ruy Mendes Gonçalves**, Brazilian, separated, economist, RG no. 1.602.183-SSP/SP, CPF no. 069.082.418-15, **Jorge Saraiva Neto**, Brazilian, single, student, RG no. 34.906.000-9-SSP/SP, CPF no. 330.515.258-39 and **Maria Cecília Saraiva Mendes Gonçalves**, Brazilian, married, businesswoman, RG no. 12.208.813-X-SSP/SP, CPF no. 173.319.848-29, all domiciled in this Capital, at Av. Marquês de São Vicente, 1697. Elected, by means of the separate voting procedure provided for in art. 141, § 4, II, of Law no. 6.404/76, for a one-year term of office, until the A.G.O. to be held in 2009, for the position of independent member of the Board of Directors, by majority of votes by the shareholders present, who held preferential shares, **Arthur Eduardo Sá de Villemor Negri**, Brazilian, married, technologist in data processing, RG no. 4.346.431-2-IFP/RJ[7], CPF no. 759.844.157-04, domiciled at Av. Ministro Gabriel de Rezende Passos, 433, 10th floor, Moema, São Paulo/SP, being that the shareholder owner of preferential shares Templeton Global Invest Trust voted against this deliberation, as per the dissenting vote authenticated by the presiding board and filed altogether with the materials of this General Meeting. The amount of BRL180,000.00 (one hundred and eighty thousand reais) was stipulated as limit of the monthly and global remuneration as of 05/01/2008, to be distributed among the members of the board of directors in accordance with the decision to be taken in a meeting of that board. It was also established the amount of BRL360,000.00 (three hundred and sixty thousand reais) as limit of the monthly and global remuneration of the Board of Officers, as of 05/01/2008, to be distributed among the officers in accordance with decision to be taken during a meeting of the Board of Officers. Following, the members of the Board of Directors were installed in office, and the competent instrument of installation was drawn up on the book of minutes of this board meetings. The General Meeting continued with the election of the Chairman and Vice Chairman of the Board of Directors, having been elected, by unanimity of the participants, as **Chairman of the Board of Directors**, Mr. **Jorge Eduardo Saraiva**, qualified above, and as **Vice President**, Mr. **Ruy Mendes Gonçalves**, also qualified above. The members of the Board of Directors have promoted, in sequence, the election of the officers, for a one-year term of office, until the A.G.O. to be carried out in 2009, informing the General Meeting of their choice, being elected: **Chief Executive Officer, José Luiz Machado Alvim de Próspero**, Brazilian, married, business administrator, RG no. 5.692.531-SSP/SP, CPF no. 756.712.398-34; **Chief Financial Officer, João Luís Ramos Hopp**, Brazilian, married, civil engineer, RG no. 8.570.559-7-SSP/SP, CPF no. 082.070.288-90, whom the function of investor relations director is attributed to; **Sales Director, Nilson Lepera**, Brazilian, economist, legally separated, RG no. 4.381.720-SSP/SP, CPF no. 537.346.708-10; **Law Publishing Director, Antônio Luiz de Toledo Pinto**, Brazilian, married,

[5] N.T. SSP/SP = Public Security Secretariat/State of São Paulo
[6] N.T. CPF = Individual Taxpayer Registry at the Ministry of Finance
[7] N.T. IFP/RJ = Instituto Felix Pacheco [identification agency]/State of Rio de Janeiro

lawyer, RG no. 2.018.580–SSP/SP, CPF no. 272.712.008-78; **Human Resources Director, Sônia Regina Alves dos Santos,** Brazilian, single, psychologist, RG no. 13.073.889-SSP/SP, CPF no. 013.934.748-88; **Director of Educational Systems, José Arnaldo Favaretto**, Brazilian, married, businessman, RG no. 8.823.631 SSP/SP, CPF no. 032.582.578-50, all domiciled at Av. Marquês de São Vicente, 1697, in this Capital.

5.6. It was dismissed the installation of the Audit Committee for the fiscal year.

6. VOTING: All deliberations were taken by unanimity of votes by the shareholders present who held voting rights for the corresponding voting, abstaining from voting, on the competent matters, those who were legally obstructed.

7. PROPOSALS AND DOCUMENTS: The proposals by the Administration for the deliberations taken in the General Meetings are shown in the financial statements, in the administration report and in the notice of call published, as well as on the book of minutes of the Board of Directors. The proposals submitted to the A.G.O. in writing were authenticated by the presiding board and filed in the company. The shareholder Templeton Global Invest Trust voted against the deliberation 5.5 (election of the member of the Board of Directors appointed by the majority of shareholders owners of preferential shares), as per the dissenting vote authenticated by the presiding board and filed together with the materials of this General Meeting.

8. APPROVAL OF THE MINUTES: The minutes, drafted as provided for in art. 130, § 1, of Law no. 6.404/76, was read, approved and drawn up on the proper book, being signed by the shareholders present, who authorized its publication, omitting their signatures. **São Paulo, April 23, 2008.** Ruy Mendes Gonçalves – Secretary.

THE REGISTRY WITH CVM DOES NOT IMPLY ANY APPRAISAL OVER THE COMPANY, AND ITS DIRECTORS ARE RESPONSIBLE FOR THE VERACITY OF THE INFORMATION PROVIDED HEREIN.

01.01 – IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ [Brazilian Directory of Legal Entities]:
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**
4 – NIRE:		

01.02 – HEADQUARTERS

1 – FULL ADDRESS Av. Marquês de São Vicente, No. 1697			2 - NEIGHBORHOOD OR DISTRICT Barra Funda	
3 – CEP [ZIP Code] 01139-904	4 – MUNICIPALITY São Paulo			5 – STATE SP
6 – DDD 11	7 – TELEPHONE 3611-3344	8 - TELEPHONE -	9 - TELEPHONE -	10 – TELEX
11 – DDD 11	12 – FAX 3611-3308	13 - FAX	14 - FAX	
15 – E-MAIL www.saraivari.com.br				

01.03 – INVESTOR RELATIONS DIRECTOR (Mail Address with the Company)

1 – NAME João Luís Ramos Hopp				
2 – FULL ADDRESS Rua Edgar Teotônio Santana, 206			3 - NEIGHBORHOOD OR DISTRICT Barra Funda	
4 – CEP 01140-030	5 – MUNICIPALITY São Paulo			6 – STATE SP
7 – DDD 11	8 – TELEPHONE 3613-3263	9 - TELEPHONE -	10 - TELEPHONE -	11 – TELEX
12 – DDD 11	13 – FAX 3619-3062	14 - FAX	15 - FAX	
16 – E-MAIL jlhopp@saraiva.com.br				

01.04 - REFERENCE/AUDITOR

FISCAL YEAR	1 – FISCAL YEAR BEGINNING DATE	2 – FISCAL YEAR ENDING DATE
1 – Last	01/01/2007	12/31/2007
2 – Penultimate	01/01/2006	12/31/2006
3 – Antepenultimate	01/01/2005	12/31/2005

4 – AUDITOR'S NAME/AUDITOR'S BUSINESS NAME Deloitte Touche Tohmatsu Auditores Independentes	5 - CVM Code 00385-9
5 – NAME OF TECHNICIAN IN CHARGE Maurício Pires de Andrade Resende	Technician's CPF: 603.835.426-34

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

01.05 – CAPITAL STOCK COMPOSITION

Number of Shares (Thousand)	1 12/31/2007	2 12/31/2006	3 12/31/2005
Paid-in Capital			
1 – Common	9,622	9,622	9,622
2 – Preferential	18,974	18,974	13,647
3 – Total	28,596	28,596	23,269
Treasury Shares			
4 – Common	0	0	0
5 – Preferential	366	366	332
6 – Total	366	366	332

01.06 COMPANY'S CHARACTERISTICS

1 – TYPE OF COMPANY Trading, Industrial and Other Companies
2 – TYPE OF STATUS Operational
3 – NATURE OF SHARE CONTROL National Private
4 – CODE OF ACTIVITY 1100 – Printers and Publishers
5 – MAIN ACTIVITY Book publication and printing
6 – CONSOLIDATED TYPE Total

01.07 COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – BUSINESS NAME

01.08 PROFIT IN CASH

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – PROFIT	5 – PAYMENT BEGINS ON	6 - KIND AND CATEGORY OF SHARES	7 – PROFIT'S AMOUNT PER SHARE
01	RCA	03/06/2008	Interests on own capital		ON [Common registered shares]	0.5226391100
02	RCA	03/06/2008	Interests on own capital		PN [Preferred registered shares]	0.5226391100

01.09 INVESTOR RELATIONS DIRECTOR

1 – DATE	2 - SIGNATURE
03/17/2008	

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.01 – BALANCE SHEET – ASSETS (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 - 12/31/2005
1	Total Assets	404,391	333,994	217,324
1.01	Current Assets	277,743	244,637	138,540
1.01.01	Cash Equivalents	108,474	97,094	8,641
1.01.02	Credits	109,079	80,069	67,040
1.01.02.01	Customers	92,162	71,054	59,213
1.01.02.02	Miscellaneous Credits	16,917	9,015	7,827
1.01.02.02.01	Dividends receivables from controlled company	4,335	1,572	0
1.01.02.02.02	Recoverable Taxes	4,228	5,311	7,440
1.01.02.02.03	Deferred income tax and social contribution	788	636	0
1.01.02.02.04	Loans to controlled company	5,743	0	0
1.01.02.02.05	Others	1,823	1,496	387
1.01.03	Inventory	59,994	63,427	62,439
1.01.04	Others	196	4,047	420
1.01.04.01	Promotion & advertising expenses to appropriate	0	2,922	316
1.01.04.02	Anticipated expenses	196	1,125	104
1.02	Non-current assets	126,648	89,357	78,784
1.02.01	Long-term receivables	22,158	12,813	941
1.02.01.01	Miscellaneous Credits	0	0	0
1.02.01.02	Credits with Related Parties	14,736	5,008	0
1.02.01.02.01	With Associated/ Affiliated Companies	0	0	0
1.02.01.02.02	With Controlled Companies	14,736	5,008	0
1.02.01.02.03	With other Related parties	0	0	0
1.02.01.03	Others	7,422	7,805	941
1.02.01.03.01	Judicial deposits	1,335	1,237	290
1.02.01.03.02	Deferred income tax and social contribution	783	753	651
1.02.01.03.04	Account receivable from the sale of property, plant and equipment	4,973	5,725	0
1.02.01.03.05	Others	331	90	0
1.02.02	Permanent assets	104,490	76,544	77,843
1.02.02.01	Investments	87,611	58,810	53,052
1.02.02.01.01	Interests in Associated/ Affiliated companies	0	0	0
1.02.02.01.02	Interests in Associated/ Affiliated companies – goodwill	0	0	0
1.02.02.01.03	Interests in Controlled Companies	87,203	58,402	52,644
1.02.02.01.04	Interests in Controlled Companies – goodwill	0	0	0
1.02.02.01.05	Other investments	408	408	408
1.02.02.02	Property, plant and equipment	13,528	13,516	18,626
1.02.02.03	Intangible	2,634	3,312	4,802
1.02.02.04	Deferred	717	906	1,363

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.02 – BALANCE SHEET – LIABILITIES (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 - 12/31/2005
2	Total Liabilities	404,391	333,994	217,324
2.01	Current Liabilities	91,697	77,083	71,754
2.01.01	Loans and Financings	10,909	737	3,261
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	29,301	41,452	20,860
2.01.04	Taxes, Fees and Contributions	15,711	10,331	11,035
2.01.04.01	Provision for Income tax and Social contribution	9,800	5,141	6,804
2.01.04.02	Other taxes and social contributions	5,911	5,190	4,231
2.01.05	Dividends Payable	18,887	13,988	11,048
2.01.05.01	Interests on own capital	17,754	13,998	10,129
2.01.05.02	Dividends	4,133	0	919
2.01.06	Provisions	3,517	3,600	3,383
2.01.07	Debts to Related Parties	0	0	11,446
2.01.07.01	Loans from Controlled Companies	0	0	11,446
2.01.08	Others	13,372	6,975	10,721
2.01.08.01	Copyright payable	8,559	4,617	5,443
2.01.08.02	Sales to deliver	0	0	4,828
2.01.08.03	Acquisition agreement with controlled company	1,838	0	0
2.01.08.04	Other liabilities	2,975	2,358	450
2.02	Non-Current Liabilities	29,938	25,475	12,615
2.02.01	Long-term Liabilities	29,938	25,475	12,615
2.02.01.01	Loans and Financings	20,686	18,578	7,510
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	6,455	6,897	5,105
2.02.01.03.01	Provision for contingencies	112	112	1,290
2.02.01.03.02	Deferred income tax and social contribution	4,340	4,755	3,815
2.02.01.03.03	Taxes and contributions to collect	2,003	2,030	0
2.02.01.04	Debts to Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Others	2,797	0	0
2.02.02	Income for Future Fiscal Years	0	0	0
2.04	Shareholders' Equity	282,756	231,436	132,955
2.04.01	Realized Capital Stock	147,774	147,774	46,405
2.04.02	Capital Reserve	0	0	13,947
2.04.03	Revaluation Reserve	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Controlled/Associated and Affiliated Companies	0	0	0
2.04.04	Profit Reserves	133,745	82,425	71,366
2.04.04.01	Legal	15,725	12,215	9,892
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contingencies	0	0	0

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.02 – BALANCE SHEET – LIABILITIES (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 - 12/31/2005
2.04.04.04	From Profit to realize	0	0	0
2.04.04.05	Profit retention	0	0	0
2.04.04.06	Special for Accumulated Dividends	0	0	0
2.04.04.07	Other Profit Reserves	118,020	70,210	61,474
2.04.04.07.01	Reserve for future capital increase	120,890	73,080	64,344
2.04.04.07.02	Treasury Shares	(2,870)	(2,870)	(2,870)
2.04.05	Accumulated Profits/Losses	1,237	1,237	1,237
2.04.06	Advances for future capital increase	0	0	0

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

03.01 – STATEMENT OF INCOME (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2007 to 12/31/2007	4 – 01/01/2006 to 12/31/2006	5 – 01/01/2005 to 12/31/2005
3.01	Gross Revenue from Sales and/or Services	309,265	247,770	233,516
3.02	Deductions from Gross Revenue	(184)	(263)	(186)
3.03	Net Revenue from Sales and/or Services	309,081	247,507	233,330
3.04	Cost of Properties and/or Services Sold	(106,749)	(79,819)	(71,736)
3.05	Gross Income	202,332	167,688	161,594
3.06	Operational Expenses/Income	(122,231)	(122,333)	(114,766)
3.06.01	With sales	(89,555)	(69,976)	(62,286)
3.06.02	General and Administrative	(40,017)	(43,030)	(39,009)
3.06.02.01	Management fees	(3,622)	(3,600)	(3,383)
3.06.02.02	Other	(36,395)	(39,430)	(35,626)
3.06.03	Financial	(6,472)	(11,710)	(13,597)
3.06.03.01	Financial income	15,374	12,065	2,034
3.06.03.02	Financial Expenses	(21,846)	(23,755)	(15,631)
3.06.04	Other Operational Income	653	968	1,924
3.06.05	Other Operational Expenses	(4,572)	(5,915)	(7,864)
3.06.05.01	Depreciation and Amortization	(4,320)	(5,084)	(5,991)
3.06.05.02	Other	(252)	(831)	(1,873)
3.06.06	Result from Equity Income	17,732	7,330	6,066
3.07	Operating Income	80,101	45,355	46,828
3.08	Non-operating income	72	5,530	25
3.08.01	Revenue	72	5,530	25
3.08.02	Expenses	0	0	0
3.09	Income before Taxation/Interests	80,173	50,885	46,853
3.10	Provision for Income Tax and Social Contribution	(21,798)	(14,619)	(14,294)
3.11	Deferred Income tax	595	(185)	720
3.12	Statutory Interests/Contributions	(3,517)	(3,600)	(3,383)
3.12.01	Interests	(3,517)	(3,600)	(3,383)
3.12.02	Contributions	0	0	0
3.13	Reversal of Interests on Own Capital	14,754	13,988	10,129
3.15	Profit/Loss for the Year	70,207	46,499	40,025
	NUMBER OF SHARES, LESS TREASURY SHARES (THOUSAND)	28,230	28,230	22,937
	PROFIT PER SHARE (Brazilian *Reais*)	2.48696	1.64609	1.74500
	LOSS PER SHARE (Brazilian *Reais*)			

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

04.01 – STATEMENT OF SOURCES AND USES OF FUNDS (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2007 to 12/31/2007	4 – 01/01/2006 to 12/31/2006	5 – 01/01/2005 to 12/31/2005
4.01	Sources	76,328	128,197	49,906
4.01.01	From Operations	59,027	49,771	39,819
4.01.01.01	Profit/Loss for the Year	70,207	46,469	40,025
4.01.01.02	Amounts which do not represent movement in working capital	(11,180)	3,302	(206)
4.01.01.02.01	Depreciation and Amortization	4,468	5,592	7,013
4.01.01.02.02	Residual Cost of property, plant and equipment	116	2,924	165
4.01.01.02.03	Retirement of deferred assets	0	43	0
4.01.01.02.04	Deferred income tax and social contribution	(445)	838	(1,112)
4.01.01.02.05	Net equity income of dividends	(13,397)	(5,758)	(6,066)
4.01.01.02.06	Financial charges of monetary and exchange amounts of Long-term assets and Long-term liabilities	(1,922)	(457)	(206)
4.01.01.02.07	Provision for losses without investments	0	120	0
4.01.02	From Shareholders	0	66,000	0
4.01.02.01	Capital increase public subscription	0	66,000	0
4.01.02.02	Incorporation of controlled company's net worth	0	0	0
4.01.03	From third parties	17,301	12,426	10,087
4.01.03.01	Financings obtained	13,190	11,388	7,500
4.01.03.02	Prescribed dividends – unclaimed interests on own capital	0	0	91
4.01.03.03	Increase in long-term liabilities	2,868	1,038	332
4.01.03.04	*Reduction in long-term assets*	1,243	0	2,164
4.02	Investments	57,836	27,429	18,681
4.02.01	Acquisition of property, plant and equipment	3,699	1,502	3,056
4.02.02	Investments in controlled company	15,404	0	0
4.02.03	Loans to controlled company	8,126	4,341	0
4.02.04	Transfer from Long-term liabilities to the current liabilities	11,340	1,038	3,221
4.02.05	Dividends and interests on own capital	18,887	13,988	11,048
4.02.06	Increase of long-term assets	380	6,560	1,356
4.03	Increase/Decrease in working capital	18,492	100,768	31,225
4.04	Variance in current assets	33,106	106,097	(12,855)
4.04.01	Current assets in the beginning of fiscal year	244,637	138,540	151,395
4.04.02	Current assets in the end of fiscal year	277,743	244,637	138,540
4.05	Variance in current liabilities	14,614	5,329	(44,080)
4.05.01	Current liabilities in the beginning of fiscal year	77,083	71,754	115,834
4.05.02	Current liabilities in the end of fiscal year	91,697	77,083	71,754

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

05.01 – STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FROM 01/01/2007 TO 12/31/2007 (Thousand Brazilian *Reais*)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVE	5 - REVALUATION RESERVE	6 – PROFIT RESERVE	7 – ACCUMULATED PROFIT/LOSSES	8 – TOTAL SHAREHOLDER'S EQUITY
5.01	Initial balance	147,774	0	0	82,425	1,237	231,436
5.02	Adjustments from Previous Years	0	0	0	0	0	0
5.03	Increase/reduction of Capital Stocks	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Profit/Loss for the Year	0	0	0	0	70,207	70,207
5.07	Allocation	0	0	0	51,320	(70,207)	(18,887)
5.07.01	Legal Reserve	0	0	0	3,510	(3,510)	0
5.07.02	Transfer to profit reserve	0	0	0	47,810	(47,810)	0
5.07.03	Interests on own capital	0	0	0	0	(14,754)	(14,754)
5.07.04	Dividends	0	0	0	0	(4,133)	(4,133)
5.08	Others	0	0	0	0	0	0
5.09	Final Balance	147,774	0	0	133,745	1,237	282,756

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

05.02 – STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FROM 01/01/2006 TO 12/31/2006 (Thousand Brazilian *Reais*)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVE	5 - REVALUATION RESERVE	6 – PROFIT RESERVE	7 – ACCUMULATED PROFIT/LOSSES	8 – TOTAL SHAREHOLDER'S EQUITY
5.01	Initial balance	46,405	13,947	0	71,366	1,237	132,955
5.02	*Adjustments from Previous Years*	0	0	0	0	0	0
5.03	Increase/reduction of Capital Stocks	101,369	(13,947)	0	(21,422)	0	66,000
5.03.01	Bonus for capitalization of reserve	35,369	(13,947)	0	(21,422)	0	0
5.03.02	Public subscription	66,000	0	0	0	0	66,000
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Profit/Loss for the Year	0	0	0	0	46,469	46,469
5.07	Allocation	0	0	0	32,481	(46,469)	(13,988)
5.07.01	Legal Reserve	0	0	0	2,323	(2,323)	0
5.07.02	Transfer to profit reserve	0	0	0	30,158	(30,158)	0
5.07.03	Interests on own capital	0	0	0	0	(13,988)	(13,988)
5.08	Others	0	0	0	0	0	0
5.09	Final Balance	147,774	0	0	82,425	1,237	231,436

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

05.03 – STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY FROM 01/01/2005 TO 12/31/2005 (Thousand Brazilian *Reais*)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVE	5 - REVALUATION RESERVE	6 – PROFIT RESERVE	7 – ACCUMULATED PROFIT/LOSSES	8 – TOTAL SHAREHOLDER'S EQUITY
5.01	Initial balance	41,977	13,947	0	46,726	1,237	103,887
5.02	Adjustments from Previous Years	0	0	0	0	91	91
5.02.01	Rev. of prescribed dividends – unclaimed interest on own capital	0	0	0	0	91	91
5.03	Increase/reduction of Capital Stocks	4,428	0	0	(4,428)	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Profit/Loss for the Year	0	0	0	0	40,025	40,025
5.07	Allocation	0	0	0	29,068	(40,116)	(11,048)
5.07.01	Legal Reserve	0	0	0	2,001	(2,001)	0
5.07.02	Transfer to profit reserve	0	0	0	27,067	(27,067)	0
5.07.03	Interests on own capital	0	0	0	0	(10,219)	(10,129)
5.07.04	Proposed dividends	0	0	0	0	(919)	(919)
5.08	Others	0	0	0	0	0	0
5.09	Final Balance	46,405	13,947	0	71,366	1,237	132,955

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.01 – BALANCE SHEET CONSOLIDATED ASSETS (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 - 12/31/2005
1	Total Assets	524,634	415,920	280,161
1.01	Current Assets	443,073	363,940	226,479
1.01.01	Cash Equivalents	119,627	109,004	20,194
1.01.02	Credits	191,954	135,284	102,965
1.01.02.01	Customers	177,255	123,379	90,044
1.01.02.02	Miscellaneous Credits	14,699	11,905	12,921
1.01.02.02.01	Recoverable Taxes	6,559	5,715	7,553
1.01.02.02.02	Deferred income tax and social contribution	4,619	4,280	4,853
1.01.02.02.03	Others	3,521	1,910	515
1.01.03	Inventory	131,032	115,515	102,817
1.01.04	Others	460	4,137	503
1.01.04.01	Promotion & advertising expenses to appropriate	0	2,922	316
1.01.04.02	Anticipated expenses	460	1,215	187
1.02	Non-current assets	81,561	51,980	53,682
1.02.01	Long-term receivables	12,984	13,630	7,498
1.02.01.01	Miscellaneous Credits	0	0	0
1.02.01.02	Credits with Related Parties	0	0	0
1.02.01.02.01	With Associated/ Affiliated Companies	0	0	0
1.02.01.02.02	With Controlled Companies	0	0	0
1.02.01.02.03	With other Related parties	0	0	0
1.02.01.03	Others	12,984	13,630	7,498
1.02.01.03.01	Dividends receivables from controlling company	4,831	5,761	6,683
1.02.01.03.02	Judicial deposits	1,669	2,042	815
1.02.01.03.03	Account receivable from the sale of property, plant and equipment	4,973	5,725	0
1.02.01.03.04	Recoverable Taxes	0	0	0
1.02.01.03.05	Others	1,511	102	0
1.02.02	Permanent assets	68,577	38,350	46,184
1.02.02.01	*Investments*	543	543	543
1.02.02.01.01	Interests in Associated/ Affiliated companies	0	0	0
1.02.02.01.02	Interests in Associated/ Affiliated *companies – goodwill*	0	0	0
1.02.02.01.03	Interests in Controlled Companies	0	0	0
1.02.02.01.04	Interests in Controlled Companies – goodwill	0	0	0
1.02.02.01.05	*Other investments*	543	543	543
1.02.02.02	Property, plant and equipment	44,348	31,202	36,469
1.02.02.03	Intangible	22,485	4,994	6,883
1.02.02.04	Deferred	1,201	1,611	2,289

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.02 – BALANCE SHEET – CONSOLIDATED LIABILITIES (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 - 12/31/2005
2	Total Liabilities	524,634	415,920	280,161
2.01	Current Liabilities	194,347	148,146	125,501
2.01.01	Loans and Financings	15,122	2,097	5,585
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	106,673	97,933	70,022
2.01.04	Taxes, Fees and Contributions	26,641	16,954	20,207
2.01.04.01	Provision for Income tax and Social contribution	12,090	5,286	9,939
2.01.04.02	Other taxes and social contributions to collect	14,551	11,668	10,268
2.01.05	Dividends Payable	18,891	13,988	11,048
2.01.05.01	Interests on own capital	14,754	13,988	10,129
2.01.05.02	Dividends	4,137	0	919
2.01.06	Provisions	5,397	4,336	4,057
2.01.07	Debts to Related Parties	0	0	0
2.01.08	Others	21,623	12,838	14,582
2.01.08.01	Copyright payable	8,610	4,617	5,443
2.01.08.02	Sales to deliver	0	0	4,828
2.01.08.04	Rent payable	2,370	2,428	2,119
2.01.08.05	Other liabilities	10,643	5,793	2,192
2.02	Non-Current Liabilities	47,468	36,287	21,659
2.02.01	Long-term Liabilities	47,468	36,287	21,659
2.02.01.01	Loans and Financings	31,420	22,759	8,591
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	12,804	13,528	13,068
2.02.01.03.01	Deferred income tax and social contribution	7,647	4,755	3,815
2.02.01.03.02	Provision for contingencies	114	1,729	2,840
2.02.01.03.03	Taxes and contributions to collect	5,043	7,044	6,413
2.02.01.03.04	Others	0	0	0
2.02.01.04	Debts to Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Others	3,244	0	0
2.02.02	Income for Future Fiscal Years	0	0	0
2.03	Interests of Non-Controlling Shareholders	63	51	46
2.04	Shareholders' Equity	282,756	231,436	132,955
2.04.01	Realized Capital Stock	147,774	147,774	46,405
2.04.02	Capital Reserve	0	0	13,947
2.04.03	Revaluation Reserve	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Controlled/Associated and Affiliated	0	0	0
2.04.04	Profit Reserves	133,745	82,425	71,366
2.04.04.01	Legal	15,725	12,215	9,892
2.04.04.02	Statutory	0	0	0

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

06.02 – BALANCE SHEET – CONSOLIDATED LIABILITIES (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2007	4 – 12/31/2006	5 - 12/31/2005
2.04.04.03	For contingencies	0	0	0
2.04.04.04	From Profit to realize	0	0	0
2.04.04.05	Profit retention	0	0	0
2.04.04.06	Special for Accumulated Dividends	0	0	0
2.04.04.07	Other Profit Reserves	118,020	70,210	61,474
2.04.04.07.01	Reserve for future capital increase	120,890	73,080	64,344
2.04.04.07.02	Treasury Shares	(2,870)	(2,870)	(2,870)
2.04.05	Accumulated Profits/Losses	1,237	1,237	1,237
2.04.06	Advances for future capital increase	0	0	0

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

07.01 – STATEMENT OF CONSOLIDATED INCOME (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2007 to 12/31/2007	4 – 01/01/2006 to 12/31/2006	5 – 01/01/2005 to 12/31/2005
3.01	Gross Revenue from Sales and/or Services	779,375	587,290	505,623
3.02	Deductions from Gross Revenue	(45,883)	(36,349)	(28,377)
3.03	Net Revenue from Sales and/or Services	733,492	550,941	477,246
3.04	Cost of Properties and/or Services Sold	(370,522)	(267,963)	(216,839)
3.05	Gross Income	362,970	282,978	260,407
3.06	Operational Expenses/Income	(271,376)	(233,207)	(209,406)
3.06.01	With sales	(189,348)	(148,445)	(130,705)
3.06.02	General and Administrative	(62,099)	(59,637)	(52,946)
3.06.03	Financial	(11,323)	(14,001)	(14,476)
3.06.03.01	Financial income	14,126	12,192	3,579
3.06.03.02	Financial Expenses	(25,449)	(26,193)	(18,055)
3.06.04	Other Operational Income	3,026	1,356	3,082
3.06.05	Other Operational Expenses	(11,632)	(12,480)	(14,361)
3.06.05.01	Depreciation and Amortization	(10,359)	(10,034)	(10,856)
3.06.05.02	Other	(1,273)	(2,446)	(3,505)
3.06.06	Result from Equity Income	0	0	0
3.07	Operating Income	91,594	49,771	51,001
3.08	Non-operating income	65	5,501	(170)
3.08.01	Revenue	65	5,501	0
3.08.02	Expenses	0	0	(170)
3.09	Income before Taxation/Interests	91,659	55,272	50,831
3.10	Provision for Income Tax and Social Contribution	(27,309)	(16,031)	(19,221)
3.11	Deferred Income tax	(3,484)	(2,418)	2,348
3.12	Statutory Interests/Contributions	(5,397)	(4,336)	(4,057)
3.12.01	Interests	(5,397)	(4,336)	(4,057)
3.12.02	Contributions	0	0	0
3.13	Reversal of Interests on Own Capital	14,754	13,988	10,129
3.14	Interests of Non-Controlling Shareholders	(16)	(6)	(5)
3.15	Profit/Loss for the Year	70,207	46,469	40,025
	NUMBER OF SHARES, LESS TREASURY SHARES (THOUSAND)	28,230	28,230	22,937
	PROFIT PER SHARE (Brazilian *Reais*)	2.48696	1.64609	1.74500
	LOSS PER SHARE (Brazilian *Reais*)			

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

08.01 – STATEMENT OF CONSOLIDATED SOURCES AND USES OF FUNDS (Thousand Brazilian *Reais*)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2007 to 12/31/2007	4 – 01/01/2006 to 12/31/2006	5 – 01/01/2005 to 12/31/2005
4.01	Sources	112,550	146,611	64,528
4.01.01	From Operations	83,559	63,758	54,334
4.01.01.01	Profit/Loss for the Year	70,207	46,469	40,025
4.01.01.02	Amounts which do not represent movement in working capital	13,352	17,289	14,309
4.01.01.02.01	Depreciation and Amortization	10,715	10,764	12,175
4.01.01.02.02	Residual Cost of property, plant and equipment	521	3,655	603
4.01.01.02.03	Retirement of deferred assets	0	43	0
4.01.01.02.04	Deferred income tax and social contribution	3,822	1,862	914
4.01.01.02.05	Financial charges of monetary and exchange amounts of Long-term assets and Long-term liabilities	(109)	792	612
4.01.01.02.06	Provision for losses without investments	0	168	0
4.01.01.02.07	Reversion of provision for contingencies	(1,613)	0	0
4.01.01.02.08	Minority interest in controlled company	16	5	5
4.01.02	Of the Shareholders	0	66,000	0
4.01.02.01	Capital increase public subscription	0	66,000	0
4.01.03	From third parties	28,991	16,853	10,194
4.01.03.01	Financings obtained	23,711	15,815	7,500
4.01.03.02	Prescribed dividends – unclaimed interests on own capital	0	0	91
4.01.03.03	Increase in long-term liabilities	3,839	1,038	439
4.01.03.04	Reduction in long-term assets	1,441	0	2,164
4.02	Investments	79,618	31,795	29,152
4.02.01	Acquisition of property, plant and equipment	23,999	6,628	8,370
4.02.02	Investments in controlled company - goodwill	17,434	0	0
4.02.03	Transfer from Long-term liabilities to the current liabilities	17,730	4,262	7,780
4.02.04	Dividends and interests on own capital	18,891	13,988	11,048
4.02.05	Increase of long-term assets	1,564	6,701	1,954
4.02.06	Reduction in long-term liabilities	0	216	0
4.03	Increase/Decrease in working capital	32,932	114,816	35,376
4.04	Variance in current assets	79,133	137,461	16,711
4.04.01	Current assets in the beginning of fiscal year	363,940	226,479	209,768
4.04.02	Current assets in the end of fiscal year	443,073	363,940	226,479
4.05	Variance in current liabilities	49,201	22,645	(18,665)
4.05.01	Current liabilities in the beginning of fiscal year	148,146	125,501	144,166
4.05.02	Current liabilities in the end of fiscal year	197,347	148,146	125,501

09.01 – INDEPENDENT AUDITORS OPINION – WITHOUT QUALIFICATION

To the Shareholders and Board of Directors of
Saraiva S.A. Livreiros Editores
São Paulo – SP

1. We examined the individual and consolidated balance sheets of Saraiva S.A. Livreiros Editores ("Company") and the controlled companies, elaborated on December 31, 2007 and 2006, and the respective statements of income, changes of the shareholders' equity (controlling company) and the sources and use of funds corresponding to the fiscal years ended on that dates, prepared under the responsibility of its Management. Our responsibility is to express an opinion regarding these accounting statements.

2. Our examinations were carried out according to the Brazilian rules of Audit and comprised: (a) the works planning, considering the balances relevance, the volume of transactions and the accounting systems and internal controls of the Company and its controlled companies; (b) verification, based on tests, of the evidences and the records that support the amounts and the accounting information disclosed; and (c) the assessment of the accounting practices and the most representative accounting estimations adopted by the Managements of the Company and its controlled companies, as well as the presentations of the accounting statements taken as a whole.

3. In our opinion, the accounting statements referred to on paragraph 1 properly represent, in all relevant aspects, the equity and financial, individual and consolidated position, of Saraiva S.A. Livreiros Editores and its controlled companies on December 31, 2007 and 2006, the result of its operations, the changes on its shareholders' equity (controlling company) and the sources and use of funds corresponding to the fiscal years ended on that dates, according to the accounting practices adopted in Brazil.

4. Our examinations were performed with the purpose of issuing an opinion on the basic accounting statements mentioned in paragraph 1, taken as a whole. The individual, consolidated and cash flow, which are being presented in the explanatory note No. 23 in order to render supplementary information regarding the Company, are not required as integrating part of the basic accounting statements, according to the accounting practices adopted in Brazil up to December 31, 2007. The cash flows statements were submitted to the same audit procedures described on paragraph 2 and, in our opinion, these supplementary statements are properly presented, in all its relevant aspects, related to the basic accounting statements regarding the fiscal years ended on December 31, 2007 and 2006, taken as a whole.

São Paulo, March 7, 2008.

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC [Regional Board of Accountants] No. 2 SP 011609/O-8

Maurício Pires de Andrade Resende
Accountant
CRC No. 1 MG 049699/O-2 "T" SP

10.01 - MANAGEMENT'S REPORT

Dear Shareholders,

The Management of Saraiva S/A Livreiros Editores submits to your appreciation the Management's Report and the corresponding Accounting Statements, with the Opinion of the Independent Auditors, regarding the fiscal year ended on December 31, 2007.

The Saraiva Group performs in the publishing segment through Editora Saraiva (Saraiva S/A Livreiros Editores), and in the retail segment, through Livraria Saraiva (Livraria e Papelaria Saraiva S/A).

The operating and financial information of the Company are consolidated and presented in Brazilian Reais, according to the Corporate Law. All the comparisons were performed regarding the year 2006, except when otherwise specified.

MANAGEMENT'S MESSAGE

2007 was a year of great accomplishments for Saraiva. While the Company achieved a solid performance, achieving several profitability and growth records, we identified unique investment opportunities which strengthen our competitive capacity and contribute to the continuity of sustainable growth.

Saraiva's performance was favored by the environment of economic growth and income recovery, with positive reflexes on the consumption of products and services associated to education, culture and information, associated to the scenario of intensification of public investments in education.

Consolidated net income was R$70.2 million, which corresponds to the growth of 51.1%, which represents a record for the fourth consecutive year. The consolidated gross profit totaled R$779.4 million, up 32.7% in relation to the previous year. The EBITDA [Earnings before Interest, Taxes, Depreciation and Amortization] totaled R$113.3 million, representing a 53.5% in relation to 2006. Total investments in 2007 achieved a record of R$41.4 million.

Editora Saraiva has always been known for the high quality standards and publishing excellence of its products. During 2007, Editora Saraiva took two important strategic steps in order to add value to the education solutions offered, with the acquisition of Pigmento Editorial S.A., responsible for the trading of *Ético Sistema de Ensino* (Ético Teaching System), and entering in the multimedia educational content segment by means of a partnership with Houghton Mifflin Harcourt International Publishers, one of the world's leading companies in the segment of educational software.

10.01 - MANAGEMENT'S REPORT

Editora Saraiva's traditional business areas also achieved positive performance in 2007. The legal book area consolidated its leadership position even more, and the segment of economics, business administration and business books rose significantly. In the textbook market, the highlight was the record amount negotiated with the National Education Development Fund (FNDE), which totaled almost R$100 million, for the supply of textbooks for school year 2008, under the elementary school (PNLD – Textbook Brazilian Program) and high school (PNLEM – Brazilian Program for the High School Book).

2007 was a year of great accomplishments for **Livraria Saraiva**. The rapid sales growth, associated to effective cost and expense control, enabled a strong profitability growth, surpassing initial expectations. The EBITDA margin evolved from 6.0% in 2006 to 9.2% in 2007.

The expansion of the chain of physical stores achieved record figures. Seven stores were opened during the year, consolidating the leading position in São Paulo and Rio de Janeiro markets even more, and enabling the entry in important consumer markets, such as Salvador and Florianópolis.
In addition, comparable sales of the stores existing in these two years showed a significant growth of 16.2%.

Livraria Saraiva's electronic retail division showed again robust growth in income and value generation, reaching 60.8% increase in sales.

The "Saraiva Plus" loyalty program surpassed 1.77 million members and is consolidating as one of the most efficient customer retention programs in domestic retail.

Saraiva exceeded expectations in one more year of strong growth and record results. We went further with efficiency to additionally strengthen the Saraiva brand, synonym of publishing quality and excellence in retail operations. We are still optimistic about the existing opportunities in our marketplaces and confident of the continuous capacity of our collaborators to excel.

PUBLISHING AND BOOKSTORE MARKET

Highlights of the publishing and bookstore market and positions of the main participants:

10.01 - MANAGEMENT'S REPORT

Publishing Market – 2006
Composition of Gross Sales: R$2.1 billion

[There is a graph]

[Graph Key]:
Científico, técnico e profissional - Scientific, Technical and Professional(*)
Religiosos - Religious
Obras Gerais - General Books
Didáticos - Textbooks

(*) Includes legal books
Source: CBL (Câmara Brasileira do Livro [Brazilian Book Chamber]).

Textbook and Supplementary Textbook Market – 2006
Main Publishers by Net Sales – (R$ million)

[There is a graph]

Source: Published balance sheets and Serasa

Legal Book Market – 2006
Main Publishers by Net Sales – (R$ million)

[There is a graph]

(') Only legal books (Saraiva's estimate)
Source: Published balance sheets and Serasa

Book Market – 2006
Gross Sales by Sales Channel: R$2.9 billion

[There is a graph]

[Graph Key]:
Outros – Others
Livraria – Bookstore

Main Bookstores
Net Sales – R$ million

[There is a graph]

Source: Published balance sheets, Saraiva and Serasa

EDITORA SARAIVA (SARAIVA S.A. LIVREIROS EDITORES)

Editora Saraiva is the controlling company of Livraria Saraiva, with 99.91% of its shares – the companies have different activities and business names.

The table below summarizes the main data on Editora Saraiva's economic and financial performance:

Description	2007		2006		AH %
	R$ thousand	AV %	R$ thousand	AV %	
Gross Revenue	309,265	100.1	247,770	100.1	24.8
Net Revenue	309,081	100.0	247,507	100.0	24.9
Gross Profit	202,332	65.5	167,688	67.8	20.7
Operating Expenses	133,892	43.3	118,090	47.7	13.4
EBITDA	73,161	23.7	54,819	22.1	33.5
Net (Expenses) Financial Revenue	8,282	2.7	2,278	0.9	263.6
Net profit before Equity Income	52,475	17.0	39,139	15.8	34.1
Net profit	70,207	22.7	46,469	18.8	51.1

Gross revenue
Gross revenue accumulated R$309.3 million, 24.8% higher than in the previous year. As shown in the graph below, both book sales to the private market and the revenue obtained in the trading with the government contributed to the significant increase in total revenue for the period.

10.01 - MANAGEMENT'S REPORT

Gross Revenue
(R$ million)

[There is a graph]

[Graph Key]:
Mercado Privado – Private Market *Governo* - Government

Private Market
Book sales to the private market amounts R$188.7 million, an 11.3% increase as compared to the previous year. Highlights in the period were the legal books (+12.6%) and economics, business administration and business books (+43.2%).

Government
Book sales to the government totaled R$120.5 million, a 53.9% increase in relation to 2006.

The table below summarizes the total contracted for each school year and the related revenue allocation schedule.

R$ million

Program per School year		Sales Allocation (fiscal year)	
Elementary and High School (1)	Total Sales (Amount of Contracts)	2007	2006
2006	65.7		14.8
2007	84.6	21.1	63.5
2008	99.4	99.4	
Total		**120.5**	**78.3**

(1) Comprises PNLD. PNLEM. "Livro na Escola [Book at School]" Program – SEE [State Department of Education]/MG and PNBE (Books at School Brazilian Program).

10.01 - MANAGEMENT'S REPORT

Besides the fact that the total amount negotiated in the textbooks supply contracts for school year 2008 represented a historical record for the Company, sales allocation of the related contracts were fully recognized in 2007, representing an advance of the supply schedule in relation to the previous programs.

Therefore, 2007 was favored by the allocation of part of the revenue from the programs for the school year 2007, recorded in 1Q07, and by the full record, during 4Q07, of sales regarding the government programs for school year 2008. Thus, 2008 will virtually not have sales revenue to the government during 1Q08, and the program revenue allocation for the school year 2009 will occur in the last quarter of 2008.

Based on the schedules already disclosed by the government, the expectation is to continue the full revenue allocation for the next school years in the last quarter of the year previous to the corresponding school year.

The main government textbook purchasing programs are the PNLD (Textbook Brazilian Program), which serves public elementary school students, and the PNLEM (Brazilian Program for the High School Book), which serves public high school students.

Government acquisitions for **elementary school** (32.9 million students) follow a three-year cycle. The tables below briefly present the purchasing potential, showing the current cycle and the new cycle as of 2009, which consider the new nine-year elementary school and the estimated purchase of foreign language textbooks.

Elementary School – Current Cycle

Grade	Number of Students (Million)	Subjects	Market Potential Number of Books (Million)	% of Market potential acquired in each year		
				PNLD2007	PNLD2008	PNLD2009
1st Grade	4.1	Literacy, Portuguese, Mathematics, Sciences, History and Geography	24.7	100%	100%	100%
2nd – 4th Grade	10.9	Portuguese, Mathematics, Sciences, History, Geography and Regional Books (1)	59.9	100%	12%*	12%*
5th – 8th Grade	13.4	Portuguese, Mathematics, Sciences, History and Geography	66.9	12%*	100%	12%*

Source: FNDE / MEC / INEP (2006 School Census)
* Historical Percentage of Replacement
(1) History and Geography

Elementary School – Current Cycle

Grade	Number of Students (Million)	Subjects	Market Potential Number of Books (Million)	% of Market potential acquired in each year		
				PNLD2007	PNLD2008	PNLD2009
1st Grade	4.5	Portuguese and Mathematics	9.0	100%	100%	100%
2nd Grade	4.1	Portuguese and Mathematics	8.2	100%	100%	100%
		Sciences, History and Geography	12.3	100%	12%	12%
3rd to 5th Grade	10.9	Portuguese, Mathematics, Sciences, History, Geography and Regional Books (1)	59.9	100%	12%	12%
6th to 9th Grade	13.4	Portuguese, Mathematics, Sciences, History, Geography	66.9	12%*	100%	12%*
		Foreign Language (2)	13.4	-	100%	12%

Source: FNDE / MEC / INEP (2006 School Census)
* Historical Percentage of Replacement
(1) History and Geography
(2) Actual purchase of textbooks depends on budget appropriation.

Saraiva's interest in the market of textbooks adopted by elementary schools for the 5th to 8th grades (PNLD/2008) was 13.1%, in line with the interest registered in the previous program destined to this segment (PNLD/2005).

Government acquisitions for **high schools** began in 2004 through a federal government pilot project. In 2007, FNDE issued a *Resolution defining* the progressive book purchasing schedule up to, at least, 2012. The table below shows the purchasing cycle and the market potential for this segment, which has currently 7.8 million students enrolled.

10.01 - MANAGEMENT'S REPORT

High School

Grade	Number of Students (Million)	Subjects	Market Potential Number of Books (Million)	% of Market potential acquired in each year		
				PNLD2007	PNLD2008	PNLD2009
1st to 3rd Grade	7.8	Chemistry and History	15.6	-	100%	12%*
		Portuguese and Mathematics	15.6	12%*	12%*	100%
		Biology	7.8	100%	12%*	100%
		Physics and Geography	15.6	-	-	100%

Source: FNDE / MEC / INEP (2006 School Census)
* Historical Percentage of Replacement

History and Chemistry textbooks were purchased within the scope of PNLEM/2008. Saraiva obtained a market interest of 22.4% of the total History textbooks (Saraiva had no market interest in Chemistry textbooks). Under PNLEM/2009, new adoptions in five subjects will be acquired, representing a record of the total government acquisition volume for high schools and good prospects for Saraiva, which has books approved for five subjects of this program.

Gross Profit
Gross profit totaled R$202.3 million, with an increase of 20.7% on the gross profit from the previous year. The gross margin, profit to net revenue ratio, decreased from 67.8% to 65.5% in the period, due to the larger interest of sales to the government, in the period, whose trading margins are lower that in sales to the private market.

Operating Income
Operating expenses amounted to R$133.9 million, which is equivalent to a 13.4% increase on the expenses recorded in 2006. The "operating expenses to net revenue" ratio improved, by going from 46.7%* in 2006 to 43.3% in 2007.

The continuous focus on cost management and control has improved significantly the expenses to sales ratio, favoring the Company's competitiveness in order to grow efficiently and with appropriate profitability. The table below shows the evolution in recent years, nine percentage points lower over the last five years.

Operating Expenses to Net Revenue % Ratio	2003	2004	2005	2006*	2007
	52.4%	49.1%	46.0%	46.7%	43.3%

* excluding extraordinary events

10.01 - MANAGEMENT'S REPORT

EBITDA*

EBITDA accumulated R$73.2 million, which represents a 33.5% increase on 2006's income. EBITDA margin was R$23.7% in 2007, which meant a 1.6 percentage point increase in relation to the previous year.

EBITDA Reconciliation (R$ thousand)	2007	2006	*Var.*
Operating Income	77,123	52,013	*48.3%*
(+) Depreciation and Amortization	4,320	5,084	*-15.0%*
(-) Net Financial Revenue	8,282	2,278	*236.6%*
(=) EBITDA	73,161	54,819	*33.5%*

Financial Income/Capital Structure

The financial income evolved from a net revenue of R$2.3 million to R$8.3 million, reflecting the best cash position in the period.

The financial position evolved from a net cash (cash equivalents less loans) of R$77.8 million at the end of 2006 to R$76.9 million at the end of 2007. Note that the last installment (in the amount of R$46.4 million) of the sale contracts with the government (PNLD and PNLEM/08) was paid at the beginning of January 2008. If the related amount was received during 2007, net cash position would improve considerably.

Throughout 2007, R$13.2 million was released from the BNDES financing, to carry out the investment plan for the period 2005/2007. In January 2008, R$1.0 million was released and the full amount contracted of R$32.5 million was made available.

Non-Operating Result

Non-operating income in 2007 was R$72 thousand as compared to R$5.5 million recorded in the previous year. The result for 2006 is mainly explained by the profit from the sale of assets due to the shutdown of the Company's printing unit.

Net profit

Net profit before equity income of the controlled companies Livraria Saraiva and Pigmento Editorial totaled R$52.5 million, representing a 34.1% increase. Editora Saraiva's equity profitability (net profit before equity/shareholders' equity at beginning of the year, less investments in Livraria Saraiva) reached 30.4%.

** Ebitda represents the net profit before the financial income, social contribution income tax, depreciation and amortization .It is not a measure used under Brazilian accounting practices or under accounting principles generally accepted in other countries, not representing cash flows for the reporting periods, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as an indicator of liquidity. Ebitda does not have a standardized meaning and this definition of EBITDA may not be comparable to EBITDA as defined by other companies.*

10.01 - MANAGEMENT'S REPORT

LIVRARIA SARAIVA (LIVRARIA E PAPELARIA SARAIVA S.A.)

Livraria Saraiva is primarily engaged in retail sale of books, DVDs, music, periodicals, stationery, multimedia, and computer and electric-electronic products.

The table below presents the main data on economic and financial performance.

Description	2007		2006		AH %
	R$ thousand	AV %	R$ thousand	AV %	
Gross Revenue	487,376	110.3	352,202	111.4	38.4
Net Revenue	441,677	100.0	316,116	100.0	39.7
Gross Profit	160,665	36.4	115,344	36.5	39.3
Operational Expenses	127,496	28.9	100,081	31.7	27.4
EBITDA	40,543	9.2	18,986	6.0	113.5
Net (Expenses) Financial Revenue	(4,824)	-1.1	(2,290)	-0.7	110.7
Net profit	18,223	4.1	6,662	2.1	173.5

Gross Revenue

(R$ million)

[There is a graph]

Livraria Saraiva's gross revenue totaled R$487.4 million, up 38.4% in relation to 2006. The exceptional growth was due to the solid performance of the electronic retail division (+ 60.8%) and physical stores (+ 29.8%).

The significant growth rate for sales of the physical stores is the result of the store expansion project, with seven new units opened throughout 2007, and of 16.2% increase in the revenue of the comparable stores (existing since the beginning of 2006).

10.01 - MANAGEMENT'S REPORT

The graph below shows the sales growth evolution of comparable physical stores for the quarter compared to the same period from the previous year.

Nominal growth of Comparable Stores - by quarter

[There is a graph]

[Graph Key:]
Oct-Dec-06 Jan-Mar-07 Apr-Jun-07 Jul-Sep-07 Oct-Dec-07

The nominal growth index in the book, newspaper, and stationery sector, released by the IBGE (Brazilian Institute of Geography and Statistics) in the monthly survey of commerce, showed a variation of 8.8% in 2007, as compared to the Saraiva's 32.4% growth in the same areas, showing the conquest of market interest in these segments.

The consistent growth in revenue achieved in 2007 is a result from a strategic plan designed as of 2005, comprising the hiring of a new executive team, and which increased aggressiveness in marketing actions and decided for the expansion of the mix of sold product categories. In addition, Management opted to increase the pace of the stores opening and extend the payment terms for customers, which contributed to creating favorable conditions for a quick sales boost. Due to an economy which is also favorable, the growth scenario was enhanced.

10.01 - MANAGEMENT'S REPORT

Gross Profit

Gross profit totaled R$160.7 million, an amount 39.3% higher in relation to the prior year. The gross margin was 36.4% in 2007, remaining virtually the same as in 2006, with 36.5%.

The result achieved in gross margin is positive, since the rapid sales growth of the new product categories, especially computer products, which have lower sales margins than books, generated a natural pressure on the margin. This trend was offset by the efforts made to increase sales margins of traditional products, besides the Saraiva's greater representativity with suppliers of the more recent product lines, favoring the negotiation of better commercial conditions.

Operating Income

The operating expenses to net revenue ratio has continuously improved over the last few years, as a result of the focus on cost control and rationing, and of the rapid revenue growth, favoring the dilution of fixed costs. The evolution of this performance is shown in the table below, which evidences a gain of nine percentage points over the last 5 years.

Operating Expenses to Net Revenue % Ratio	2003	2004	2005	2006*	2007
	37.9%	37.7%	34.5%	31.7%	28.9%

The Company's management understands that effective cost and expenses control contributes significantly to the Company's long-term sustainability and is still aware of the opportunities for new efficiency gains.

EBITDA

EBITDA totaled R$40.5 million, a 113.5% increase in relation to the previous year. The EBITDA margin evolved from 6.0% to 9.2% in 2007.

EBITDA Reconciliation (R$ thousand)	2007	2006	*Var.*
Operating Income	29,700	11,746	*152.9%*
(+) Depreciation and Amortization	6,019	4,950	*21.6%*
(-) Net Financial Revenue	(4,824)	(2,290)	*110.7%*
(=) EBITDA	40,543	18,986	*113.5%*

Financial Income/Capital Structure

The net financial expenses increased from R$2.3 million to R$4.8 million in 2007. The financial position evolved from a net cash of R$6.4 million at the end of 2006, to a net debt of R$3.6 million at the end of 2007.

10.01 - MANAGEMENT'S REPORT

The changes in net financial result and in financial position result from the intensification of investments in physical store chain expansion and the increase in working capital requirements due to the rapid sales growth.

During 2007, R$10.5 million was released, related to the BNDES financing, for the store chain expansion in the period 2005/2008 and for the project to restore and modernize some important units of the chain. Financing from the BNDES is in line with Management's strategy to optimize the capital structure in order to support the new investments.

Working Capital

The working capital to gross sales ratio was 16.4% in 2007, against 13.7% in the previous year. The increasing interest of the computer products line in the sales mix and the expansion of customer financing are some of the measures responsible for the successful action plan designed to foster sales and, as expected, explain the improvement of the working capital indicator used.

In order to effectively support the strategy of financing sales to customers, the Company is striving to improve logistics and intensifying partnerships with suppliers that result in gains on inventory turnover.

Working Capital (1) / Gross Revenue (2)

[There is a graph]

(1) Inventories + Customers – Suppliers (monthly average for the last 12 months)
(2) Gross sales in the last 12 months

10.01 - MANAGEMENT'S REPORT

Net income

As a result of the strong sales growth and the effective expenses control, the net income reached R$18.2 million, a 173.5% increase in relation to the previous year. The net margin virtually doubled, evolving from 2.1% to 4.1%.

Awards

Livraria Saraiva was awarded the Alshop/Visa Award by the vote of the Academy, in the category "Leisure and Entertainment Products", during the ceremony held in April 2007 by *Associação Brasileira de Lojistas de Shopping* [Brazilian Association of Shopping Mall Storeowners].

Marketing/Partnerships

One of the strategies that has been contributing to Livraria Saraiva being top of mind for culture, entertainment and information is the increased aggressiveness in marketing actions and the expansion of important partnerships. The highlights in 2007 were:

- The growth of 54.6% of the "Saraiva Plus" loyalty program's membership base. At the end of December 2007, the program had more than 1,770 thousand members;
- Holding of over 2,700 cultural events in the chain of stores, among book, CD and DVD launches, pocket shows, chats, mini-courses, debates and children's activities, which has been contributing to the increase of customers flow at the stores;
- Expansion of the partnership with Ticketmaster, the world's leading company in the sale of tickets for concerts. At the end of 2007, Ticketmaster was present in nine Saraiva's stores, adding value to customers' buying experience and reinforcing the Company's image as a convenience and culture center;
- Beginning of a partnership with the renowned coffee shops "Café Havanna", at Shopping Crystal store in Curitiba, and "Suplicy Cafés Especiais", at Shopping Paulista Megastore in São Paulo;
- Agreement entered into with Apple designating Saraiva as an authorized distributor. This partnership enabled Saraiva to be one of the few companies to buy directly from Apple in Brazil;
- Agreement entered with Banco do Brasil to launch the Saraiva credit card. With its broad range of advantages, this international credit card helps increasing the institutional value of the Saraiva brand, in addition to reducing the management fee and allowing the Company to have an even closer relationship with customers. Launched as a pilot project in October 2007, more than 11.5 thousand cards had already been issued by the end of February 2008.

10.01 - MANAGEMENT'S REPORT

Saraiva.com – Livraria Saraiva's Electronic Retail Division

Indicators – Saraiva.com	**2007**	**2006**	***Var.***
Gross Revenue (R$ thousand)	156,524	97,349	*60.8%*
Operating Expenses (SG&A)	27,956	19,307	*44.8%*
EBITDA (R$ thousand)	17,627	10,645	*65.6%*
Active customers (thousand) (1)	1,197	941	*27.2%*
% on Gross Revenue of Livraria Saraiva	32.1%	27.6%	*4.5p.p.*
Average Ticket (R$)	130.93	111.93	*17.0%*

(1) *Active customers: users who have made at least one purchase per year in the last two years.*

The year 2007 set more than one period of significant growth for electronic retail in the domestic market. The drop in computer prices and in the broad-band access subscription cost, together with economic stability and consumer credit expansion, produced a growth rate above management's expectations. For the first time in history, in 2007 more computers than television sets were sold in Brazil.

Saraiva was one of the pioneers in the domestic electronic commerce with an advanced logistics operation, in addition to a strong and reliable brand associated to books, which is one of the Internet-based best sellers.

With the favorable environment and Saraiva's technical capacity in online transactions, gross sales reached R$156.5 million, with a significant increase of 60.8% as compared to the previous year. The interest in the Livraria's total gross revenue reached 32.1% in 2007 against 27.6% in 2006.

The strategy of expanding the categories of products supplementing books continued to produce significant results, notably IT products, which increased 234%. Among the segments started in 2007, the main highlight was the cell phone line which already represented 4.0% of total electronic commerce sales in 2S07. The number of items registered and available for sale at the end of 2007 exceeded 1,455 thousand products, a 33.9% rise in relation to the end of 2006.

It is important to note also the positive performance of the book line, which is the Company's flagship both at physical stores and electronic retail. This segment growth through Internet-based sales was 46.7%.

The graph below shows the sales growth evolution for the quarter compared to the same quarter of the previous year.

10.01 - MANAGEMENT'S REPORT

Nominal growth of Saraiva.com - by quarter

[There is a graph]

[Graph Key:]
Oct-Dec-06 Jan-Mar-07 Apr-Jun-07 Jul-Sep-07 Oct-Dec-07

The graph below shows the gains of scale resulting from the rapid sales growth.

Saraiva.com
Gross Revenue x SG&A (*)
(R$ million)

[There is a graph]

[Graph Key:]
Gross Revenue

(*) Selling, General and Administrative Expenses

10.01 - MANAGEMENT'S REPORT

Awards in Electronic Retail

In recognition for the continuous investments in order to improve services provided by the electronic retail division, Saraiva received the following awards:

- "Infoweb 2007", as the best on-line store in Brazil, elected by readers of INFO magazine;
- "Excellence in B2C Electronic Commerce Quality – 2007", an award conceived by e-bit, company specialized in the Internet, elected by consumers as one of the best on-line stores in terms of service standard;
- "Diamond" company, based on customer service quality and excellence, held by e-bit.

CONSOLIDATED

The table below presents the main data on consolidated economic and financial performance

R$ thousand	2007	2006	*Var.*
Gross Revenue	779,375	587,290	*32.7%*
Net Revenue	733,492	550,941	*33.1%*
Gross Profit	362,970	282,978	*28.3%*
Gross Margin	49.5%	51.4%	
Operating Result (EBIT) (a)	102,917	63,772	*61.4%*
Operating Margin	14.0%	11.6%	
Financial Income	3,431	(13)	
Net Profit	70,207	46,469	*51.1%*
Net Margin	9.6%	8.4%	
EBITDA (b)	113,276	73,806	*53.5%*
EBITDA Margin	15.4%	13.4%	
Total Assets	524,634	415,920	*26.1%*
Shareholder's equity	282,756	231,436	*22.2%*
Cash/ (Indebtedness) Net	73,086	84,147	*-13.1%*

(a) Profit before interest and taxes

(b) Profit before interest, taxes, depreciation and amortizations

Note: The consolidated data include the results of Pigmento Editorial for the period from 12/707 to 12/31/07

10.01 - MANAGEMENT'S REPORT

Mix of Consolidated Gross Revenue

[There is a graph]

[Graph Key]: Livraria [Saraiva] Editora [Saraiva]

Gross Revenue

The consolidated gross revenue totaled R$779.4 million, a 32.7% increase as compared to the previous year, reflecting Editora Saraiva's and Livraria Saraiva's growths.

Gross Profit

The consolidated gross profit totaled R$363.0 million, a growth of 28.3%. The consolidated gross margin was 49.5% in 2007, against 51.4% in 2006, due to Livraria Saraiva's higher weighted interest in total consolidated and the lower gross margin recorded by Editora Saraiva, which was the result of the larger interest of sales to the government in the revenue mix.

Operating income

The operating income before the financial income (Ebit) reached R$102.9 million, a 61.4% increase in relation to 2006. The margin was 2.4 percentage points higher than in 2006, due to greater operational efficiency.

EBITDA

EBITDA reached R$113.3 million, a 53.5% increase in relation to the previous year. The EBITDA margin evolved from 13.4% in 2006 to 15.4% in 2007

EBITDA Reconciliation (R$ thousand)	**2007**	**2006**	***Var.***
Operating Income	106,348	63,759	*66.8%*
(+) Depreciation and Amortization	10,359	10,034	*3.2%*
(-) Net Financial Revenue	3,432	(13)	
(=) EBITDA	113,275	73,806	*53.5%*

10.01 - MANAGEMENT'S REPORT

Financial Income/Capital Structure

The consolidated financial income improved by R$3.4 million due to Editora Saraiva's net financial income growth that exceeded the increase in Livraria Saraiva's net financial expenses in the period.

Net cash went from R$84.1 million at the end of 2006, to R$73.1 million at the end of 2007, and reflected the increase in investments at the end of 2007 both in Editora Saraiva and in Livraria Saraiva. The current consolidated leverage is 0.4 times EBITDA.

Throughout 2007 the Company received approximately R$23.7 million from the BNDES long-term financing for investment plans of Editora Saraiva and Livraria Saraiva. Since 2006 R$40.5 million has been released by the BNDES.

Saraiva intends to seek new financing similar to the ones obtained from the BNDES, in order to effectively support the investment opportunities in its different marketplaces. The ideal capital structure defined by Management allows for a leverage level of up to 1.5 times EBITDA.

Net Profit

The consolidated net profit reached a record for the fourth consecutive year, totaling R$70.2 million, which is equivalent to a growth of 51.1%. The final result was favored by the positive performance of Editora Saraiva and Livraria Saraiva.

INVESTMENTS

Pursuant to the investment program established as of the capital increase made in April 2006, Saraiva identified opportunities to invest R$41.4 million throughout 2007 in projects with attractive return prospects.

The total amount invested in **Editora Saraiva** reached R$19.1 million, notably the entry in two new market niches that supplement the set of high quality education solutions offered to schools:

- **Ético Sistema de Ensino**. According to a Significant Event notice published on December 7, 2007, Saraiva acquired Pigmento Editorial S.A., responsible for trading the "*Ético Sistema de Ensino*" (Ético Teaching System), consisting of teaching materials published under the strictest conceptual criterion, and a high quality pedagogical support service line. Saraiva maintained this business unit management under the responsibility of Pigmento's founder, José Arnaldo Favaretto, a highly-experienced professional in the education field, who worked as teacher, textbook author and publishing director of well-known publishers in the field of textbooks and education solutions. With this acquisition, Saraiva joins the Teaching System market, which, according to Company's estimates, trades approximately R$500 million per year in Brazil;

10.01 - MANAGEMENT'S REPORT

- **Editora Saraiva Educação Multimídia**. Another important strategic step that happened in 2007 was Saraiva's initiative to create products that meet and anticipate the educational market demand for digital content. As a result of the partnership with Houghton Mifflin Harcourt International Publishers, one of the world's leading companies in the segment of education software, the first two products launched are multimedia teaching materials for Mathematics and English. Fully in line with Brazilian syllabuses, these products represent digital pedagogical solutions which follow world trends on the use of new technologies in education for more dynamic teaching and learning in schools. The first contacts with private elementary and high schools are underway for sales for school year 2009. With total investments estimated at R$4 million, the perspective is to have the syllabus amplified to the main knowledge areas in the next coming years.

The investment in **Livraria Saraiva** was R$19.9 million, mainly in store chain expansion, with a record opening of seven units in 2007. The graph below shows the significant sales growth with the implementation of the expansion project.

Sales area (thousand m2) and number of stores

[There is a graph]

[Graph Key:]
Dec/06 Mar/07 (1) Jun/07 (2) Oct/07 (3) Dec/07 (4) Dec/08 (5)

(1) Mar/07 – Opening of 2 stores in Rio de Janeiro (capital).
(2) Jun/07 – Opening of 3 stores in Florianópolis, Salvador and Ribeirão Preto
(3) Oct /07 – Opening of 1 store in São Paulo (capital)
(4) Dec/07 – Opening of 1 store in São Paulo (capital)
(5) Estimate for the expansion Project

[There is a map of Brazil.]

[Map key:]
36 stores
3 new stores

10.01 - MANAGEMENT'S REPORT

These as the main characteristics of each opened store:

- Norte Shopping in the city of Rio de Janeiro, with 620m² of sales area, opened in January 2007;
- Building of the IBMEC college, in the city of Rio de Janeiro, with a total area of 200m², opened at the end of February 2007;
- Shopping Iguatemi Florianópolis, with 610m² of sales area, opened in April 2007;
- Shopping Salvador with 1,280m² of sales area, the largest bookstore in Salvador, opened in May 2007;
- Novo Shopping, an important trading center in the city of Ribeirão Preto, with 400m² of sales area, opened in June 2007;
- Shopping Santana, with 450m² of sales area, in the city of São Paulo, opened in October 2007;
- Shopping Paulista, in São Paulo, with 1,000 m² of sales area. and a privileged location, opened in November 2007. With the opening of this Mega Store, the traditional format store in this shopping mall was closed.

Another important investment was the renovation of the Mega Store located at Shopping Iguatemi in Campinas, State of São Paulo. With cutting-edge interior design and an atmosphere that favors the comfort of customers, the store was renovated according to the current architecture design and product mix standards defined by Management, which already had a positive impact on sales performance at the end of the year.

CAPITAL MARKET

The following indicators summarize the trading of Saraiva's shares in the last three years

Indicators	2007	2006	2005	2007/2006	2007/2005
Number of Businesses [1]	14.619	28,164	1,724	*-48.1%*	*748.0%*
Interest in Trading Sessions (%) [1]	100.0	100.0	76.7	-	*23.3 p.p.*
Quantity traded (thousand) [1]	18,215	20,314	4,957	*-10.3%*	*267.5%*
Volume Traded (R$ thousand) [1]	507,281	410,861	63,289	*23.5%*	*701.5%*
Share Price (R$) [1 2]	35.00	23.90	17.20	*46.4%*	*103.5%*
Total Outstanding shares (thousand) [2 3]	28,230	28,230	22,937	-	*23.1%*
Market Value (R$ million) [2 4]	**988.1**	**674.7**	**394.5**	*46.4%*	*150.4%*

Source: Bovespa
(1) Referring to preferred shares (SLED4)
(2) At end of year
(3) There was a bonus of 2,326,920 preferred shares in January 2006. 3,000,000 preferred shares were issued in April 2006.
(4) Calculation estimated based on the preferred share price also apply to common shares

10.01 - MANAGEMENT'S REPORT

The indicators for 2006 are positively influenced by the successful capital increase. Accordingly, the comparison between 2007 and 2005 reflects more fairly the significant improvement of Company's shares' liquidity.

Saraiva's commitment to the excellence of corporate governance practices, together with a solid operating performance, has resulted in a positive perception from investors and consistently improved the company's market value. 2007 represented the second consecutive year in which all Saraiva's shares were traded in all Bovespa's trading sessions.

SLED4 x Ibovespa
(Base 100 = 12/28/06)

[There is a graph]

[Graph Key]:
Dec/06 Jan/07 Feb/07 Mar/07 Apr/07 May/07 Jun/07 Jul/07 Ago/07 Sep/07 Oct/07 Nov/07 Dec/07

SHAREHOLDING STRUCTURE
Saraiva's subscribed and paid-up capital stock was R$147,774,184.00 on December 31, 2007, represented by 28,596,123 shares, all of them nominative, without certificate and without par value, of which 9,622,313 are common shares (ON) and 18,973,810 are preferred shares (PN). The Company holds 365,750 preferred shares in treasury.

10.01 - MANAGEMENT'S REPORT

FREE FLOAT COMPOSITION – SLED4 (preferred shares)
(December 2007)

[There is a graph]

[Graph Key:]
Bancos, Fundos de Investimentos, CTVM e DVTM – Banks, Investment Funds, Securities Brokers and Dealers.
Fundos da Previdência – Pension Funds.
Pessoa Jurídica e S. Anônimas, Civis e por Cotas - Legal Entities and Corporations, Civil Corporations and Limited-Liability Companies.
Pessoa Física e Clubes de Investimento – Individuals and Investment Clubs.

PAYMENT TO SHAREHOLDERS

The Board of Directors, in a meeting held on March 6, 2008, approved the payment of R$14.8 million (R$0.52263911 per share) for the remuneration of shareholders, in the form of interest on own capital. In order to meet legal and statutory requirements as regards minimum dividend and considering the income for the year, additional R$4.1 million (R$0.14640430 per share) will be allocated as supplementary dividends, in accordance with resolution to be passed at the Annual Shareholders' Meeting scheduled for April 23, 2008.

The total gross amount of payment to shareholders will be R$18.9 million (R$0.66904341 per share), equivalent to 26.9% of income for the year, and will represent a dividend yield of 1.9% on the price of preferred shares on 12/31/2007.

10.01 - MANAGEMENT'S REPORT

HUMAN RESOURCES

The consolidated head count ended the year with 2,368 collaborators, representing an additional 26 employees in relation to the previous year. **Editora Saraiva** ended 2007 with 852 collaborators, a decrease of 198 employees, due to the shutdown of the Company's printing unit in January 2007. **Livraria Saraiva** ended the year with 1,516 employees, an increase of 224 employees, due to professionals hired for the new stores

Consolidated productivity indicated by the ratio of revenue to average employees evolved 31.1% and reached R$330.9 thousand, in 2007.

In view of the Company's ambitious growth plans, it is essential to provide conditions to motivate collaborators to continually overcome challenges and meet the requirements of ever more competitive markets. Training, innovation and acknowledgement are key words that support every Saraiva's human resource project. The investments in 2007 registered 538 activities, with 12,383 enrollments in 43 thousand hours of training.

SOCIAL RESPONSIBILITY

Saraiva has focused investments in projects developed by Instituto Jorge Saraiva, which works with social and educational insertion of needy children. The other social projects are promoted by means of community action and solidarity campaigns with the active participation of the collaborators.

INDEPENDENT AUDITORS

In compliance with Brazilian Securities Commission (CVM) Instruction No. 381/2003, we inform that the current agreement with the independent auditors only entails external audit work.

SUBSEQUENT EVENTS

Acquisition of Siciliano

According to a significant event notice published on March 6, 2008, the negotiations of Livraria e Papelaria Saraiva S.A. to purchase 100% of the shares of Siciliano S.A. were successfully completed.

10.01 - MANAGEMENT'S REPORT

Siciliano, a traditional domestic company engaged in the retail sale of books, was established in 1928 and has 52 own stores and 11 franchise stores, in 13 Brazilian states, including Distrito Federal.

Siciliano's and Livraria Saraiva's operations are complementary, with little overlapping and high level of operating synergy. Siciliano has excellent commercial locations and an interesting penetration in the states where Saraiva does not operate yet.

The purchase price for Siciliano's shares was R$60.0 million, and Livraria Saraiva also assumed Siciliano's net debt in the amount of R$13.6 million (base 12/31/2007 – unaudited). In 2007, Siciliano's gross revenue (unaudited) was approximately R$156 million - R$151 million from retail activities and R$5 million from publishing activities represented by the labels Arx, Futura, Caramelo and Arxjovem.

The purchase price will be adjusted up or down due to possible variations of net debt and working capital position of Siciliano between November 30, 2007 and the acquisition date, and the result of this possible adjustment will be timely reported by means of a new significant event notice.

Livraria Saraiva will use its best efforts to provide Siciliano's customers a buying experience even more complete, increasing the assortment of products available and investing in professional qualification and expansion of services offered.

With this important acquisition, Saraiva significantly strengthens its position in the domestic retail market and shows its confidence in the future of the book market and in the growth of the publishing market in Brazil.

Merger of Pigmento (Ético Teaching System)

According to the Minutes of the Special Shareholders' Meeting held on February 1, 2008, Pigmento Editorial S.A. was merged into Saraiva S.A. Livreiros Editores, becoming a business unit within Editora Saraiva. The purpose of this measure is to streamline activities and reduce administrative costs, using existing synergies.

Fourth Stock Purchase Option Program

An important strategy to retain talents and the continuous alignment between officers' and shareholders' interests are the Company's stock purchase option programs destined to the main officers.

10.01 - MANAGEMENT'S REPORT

The first two plans, launched in 1998 and 2000, respectively, are already closed. The Third Program was disclosed on March 5, 2007, granting call options on 123,800 preferred shares to 19 officers and employees for exercise from 03/08/2010 and 05/07/2010, with restriction on free trading until 05/06/2012. The price set for each share is R$21.50 (Share Price), subject to adjustment based on the IPCA (extended consumer price index) from February 2007 to the month prior to the option exercise. The amounts of dividends distribution and/or interest on own capital which may be eventually approved by Saraiva, from the grant date to the effective exercise of the option, will be subtracted from the Share Price adjusted until then on the same date of the related approvals, and from then on Share Price will be subject to the IPCA variation.

The Management Committee for the Saraiva's Stock Purchase Option Program approved, in a meeting held on February 28, 2008, based on a recommendation by the Board of Directors in a meeting held on February 25, 2008, the conditions and beneficiaries of the Fourth Program of this Plan, granting call options on 124,600 preferred shares to 22 officers and employees, to be exercised from 03/08/2011 and 05/07/2011, with restriction on free trading up to 05/06/2013. The price set for each share is R$30.00 (Share Price), subject to adjustment based on the IPCA from 03/01/2008 to the last day of the month prior to the option exercise. The amounts of dividends distribution and/or interest on own capital which may be eventually approved by Saraiva, from the grant date to the effective exercise of the option, will be subtracted from the Share Price adjusted until then on the same date of the related approvals, and from then on Share Price will be subject to the IPCA variation. The options will be exercised through the issuance of new shares and/or sale of treasury shares held by the Company.

OUTLOOK

The Company is confident regarding the possibilities and outlook for its business areas. The economic scenario is especially favorable, with the recovery of income and the strengthening of middle class, which increases the demand for products related to education, culture and leisure. The government investments in education have been consistently growing. The different economic agents of the country are genuinely concerned with finding ways to improve education quality in Brazil.

On the other hand, Saraiva, which also obtained excellent results achieved in 2007, was able to make record investments feasible, which enhanced the growth possibilities and prepared the company to efficiently compete in the markets where it usually operates, in addition to creating new prospects in niches complementary to its product lines.

10.01 - MANAGEMENT'S REPORT

At **Editora Saraiva**, PNLEM (textbook purchasing for high schools) evolved from a program intended to partially meet school syllabuses to a program that meets the needs of all subjects and grades in high school, and is regulated and organized following the established program PNLD (textbook purchasing for elementary schools).

The PNLEM for 2009 will approach the acquisition of five subjects for all high school grades, which is positive to Saraiva because of its history of a strong market interest in almost all the high school subjects. In addition, the government announced the intention to include English and Spanish subjects in the governmental purchases as of PNLD 2011 and PNLEM 2012.

Saraiva is developing an intense base work in its main publishing lines, by increasing its editorial staff, renewing the publishing catalog, aligning market lines and making partnerships with new authors. The forecast is to launch 297 titles (new works and reformulated ones) only in 2008.

Entering the Teaching Systems segment also creates new prospects and adds value to the education solutions offered by Saraiva, which now include a differentiated Teaching System in addition to the traditional and renowned quality of its books.

Under the label Editora Saraiva Educação Multimídia, Saraiva is a pioneer by investing in the domestic market in a segment with attractive return prospects over the medium and long terms, aligned with the success trend of these products in the North American and European markets.

Livraria Saraiva presents opportunities to continue growing and consolidating its marketplaces. The strategy of accelerating the pace of the store chain expansion using the new Mega Store concept and the new model for the traditional stores, with diversification and adaptation of the product mix, was well accepted by customers and produced an important gain of scale and profitability to the operations.

The expansion project for 2007/2008 includes eleven new stores, of which seven are opened, one is contracted and two are in the final contracting phase. There is still the possibility of exceeding the initial target if Management identifies good investment opportunities. The domestic book market is still very dispersed, with very few bookstores in relation to the population potential.

For 2009/2010 Management expects to open 11 stores, adding 6 thousand m^2 of sales area and totaling about 32 thousand m^2 at the end of 2010 (without considering the increase with the acquisition of Siciliano).

10.01 - MANAGEMENT'S REPORT

The expectations for the electronic commerce are the continuity of the high growth rates, due to the rapid popularization of computer and Internet use and the increase in customers trust on online sales. Saraiva will keep the strategy of introducing new product categories and continually investing in improving services offered in order to effectively follow this growth potential.

ACKNOWLEDGEMENTS

We would like to thank all our shareholders, customers, suppliers, financial institutions, authors, collaborators and communities for the support given in 2007, without which we would not have achieved the excellent results obtained.

São Paulo, March 7, 2008.

The Management

11.01 - EXPLANATORY NOTES

1. OPERATIONAL CONTEXT

Saraiva S.A. Livreiros Editores ("Editora") is primarily engaged in publishing elementary and high school textbooks, supplementary textbooks, legal books and economics and management books. Editora experiences seasonality in its business, with 80% of its sales concentrated in the first and last quarters of the year. This sales concentration is due to two factors: (a) the back-to-school period in the first quarter; and (b) the sale of textbooks to the government in the fourth and first quarters of the year.

Livraria e Papelaria Saraiva S.A. ("Livraria"), a company controlled by Editora, is engaged in retail sale of books, DVDs, music, periodicals, stationery, multimedia, and computer and electro-electronic products. The distribution is conducted through an Internet-based sales platform and a chain of 36 stores, of which 20 are Mega Stores and 16 are conventional stores.

Pigmento Editorial S.A. ("Ético"), a controlled company acquired on December 7, 2007 (explanatory note No. 9), is responsible for the sale of "Ético Sistema de Ensino" (Ético Teaching System), consisting of teaching material for elementary and high schools, and preparation courses for college entrance examination, as well as a service line that meets the needs of the accredited schools, including pedagogical and administrative support, which enrich the educational practice and facilitate the work of teachers and managers.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements of the Company and its controlled companies have been prepared and are presented in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission - CVM.

The estimates used in the preparation of financial statements regarding deferred tax assets and liabilities, provisions and contingent liabilities consider the best available evidence and are based in existing assumptions on the closing dates for the fiscal years. The final results, in the realization and the liquidation of subjacent assets and liabilities, might differ from the estimated amounts.

3. MAIN ACCOUNTING PRACTICES

11.01 - EXPLANATORY NOTES

a) General Principles

The result of operations is verified in compliance with the accrual basis. The sales revenues and corresponding costs are recorded upon the transfer of risks and benefits associated to the goods and products sold and the services rendered.

b) Current and Non-current assets

- Cash Equivalents

Represent cash on hand, funds in banking accounts with free movement and financial investments of immediate liquidity, as stated in explanatory note No. 6. The financial investments are registered at cost, and the income earned up to the closing dates for the fiscal years is added.

- Allowance for doubtful debtors

Recorded in an amount considered sufficient to cover probable losses on the realization of trade accounts receivable. The credits deemed irrecoverable are charged directly in the income for the current year.

- Inventories

Assessed at average acquisition or production cost, less provision for the adjustment to market value, when this market value is low.

- Other long-term and non-current assets

Stated at net realizable amount.

- Investments

The investments in controlled companies are assessed by equity method, and other investments are assessed by acquisition cost, less provision for devaluation.

- Property, plant and equipment and intangible assets

11.01 - EXPLANATORY NOTES

Recorded at acquisition, constitution or construction cost, plus monetary adjustment up to December 31, 1995, less depreciation and amortization, calculated through the straight-line method to taxes which take into account the economic useful life of the assets and rights.

- Deferred

Recorded at the invested capital value, less amortization, and includes unamortized goodwill, preoperating costs and expenses incurred before the start-up of the controlled company's stores opened up to 2001. As of 2002, expenses incurred before the start-up of Livraria's new stores are recorded directly in the income for the current year.

The amortization of preoperating expenses is calculated over five years or according to the provisions of the properties' lease contracts, as of the start-up of trading operations of Livraria's stores.

The goodwill results from the acquisition of realized investments, with economical basis based on based on the projection of capacity for creation of future profits in the period estimated for return of investments, estimated in 60 months. The goodwill is amortized using the straight-line method in 60 monthly installments.

c) Current and Non-current liabilities

- Copyrights

Calculated and recorded in compliance with the accrual basis as operating expenses when the sales are made and, in some cases, with the production cost when the publishing is made.

- Other current and non-current liabilities

Stated at known or estimated amounts plus the corresponding charges and monetary or exchange Variations, when applicable, incurred through the closing balance sheet dates.

d) Income Tax and Social Contribution

The taxes on income for the fiscal year cover the current and deferred amounts.

The income tax and the social contribution for the fiscal year are calculated, respectively, at the rate of 15% on taxable income plus 10% surtax, and at the rate of 9% on taxable income.

The deferred income tax and social contribution are presented in current assets, long-term receivables and long-term liabilities, pursuant to explanatory note No. 15(a). They are recorded to reflect future tax effects on temporary differences between the tax basis of assets and liabilities and the respective book value and on tax losses and negative basis of social contribution.

The deferred tax assets is based on expected future taxable income, taking into account the tax rates effect at the closing balance sheet date, and is reviewed annually and adjusted if any substantial change in expected income occurs.

e) Net Profit per share

Calculated based on the number of outstanding shares at the closing balance sheet date.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements correspond to the financial statements of Editora, Livraria and Ético, in which Editora holds equity interest of 99.91% and 100.00%, respectively. The financial statements of Livraria and Ético used in the consolidation were closed on the same base-date and they are in compliance with the accounting practices described in explanatory note No. 3.

The consolidated financial statements cover the following procedures:

- Elimination of rights and liabilities, as well as the revenues, costs and expenses arisen from businesses made between the companies included in the consolidation.
- Elimination of the controlling company's investment against the controlled companies' shareholder's equity.
- Highlight for the interest of minority shareholders in shareholder's equity and in the Livraria's income for the year presented in separate lines in the balance sheets and in the financial statements, respectively.

- Reclassification of goodwill paid on the acquisition of Ético to intangible assets, taking into account the relation of its nature with the future profitability expected from this investment.

5. AMENDMENT TO BRAZILIAN CORPORATE LAW, EFFECTIVE JANUARY 2008

On December 28, 2007, it was enacted the Law No. 11638/07; which amends, revokes and introduces new provisions to the Brazilian Corporate Law, especially with respect to chapter XV, on accounting topic, which is effective as of January 1, 2008. Firstly, this Law had the purpose of updating the Brazilian Corporate Law, so as to enable the convergence process of Brazilian accounting practices with international accounting standards and allowing the issuance of new standards and procedures by the Brazilian Securities Commission, in compliance with such international accounting standards.

The main identified changes, which may affect the Financial Statements of Editora and its controlled companies, are summarized as follows:

a) Replacement of the Statements of Sources and Uses of Funds (DOAR) by the Cash Flow Statement (DFC).

b) Inclusion of the presentation of Value Added Statement (DVA).

c) Creation of a possibility to keep books of the transactions to meet tax legislation and, afterwards, the necessary adjustments for the adaptation to the accounting practices.

d) Creation of two new account subgroups: (i) intangible assets and (ii) Equity Valuation Adjustments to shareholders' equity, in order to allow the record certain asset assessments at market price, especially financial instruments.

e) Requirement of periodic analysis, by the Company, of the recoverability of amounts recorded in property, plant and equipment, intangible assets and deferred charges.

f) Introduction of the concept of adjustment to present value for the long-term assets and liabilities operations and for the relevant short-term operations.

g) Requirement to record, in the property, plant and equipment, the rights that have; as its object, tangible assets destined to the management of Company's activities, including the activities resulting from operations that transfer the benefits, risks and control of such assets to the Company.

h) Assessment of investments in controlled and affiliated companies through the equity method, whenever there is significant influence on the affiliate's management, or interest in voting capital of, at least, 20%.

i) Assessment of assets and liabilities at market value for the merger, spin-off and incorporation between independent parties with transfer of control.

As these changes have only been introduced recently, and some of them are still subject to regulation by regulatory agencies in order to be applied, Editora's Management has not yet been able to assess all the effects that such changes might have on its financial statements and results of operations for the following years.

6. CASH EQUIVALENTS

	Editora		Consolidated	
	2007	2006	2007	2006
Cash and Banks – movement account	717	1,565	11,870	10,467
Certificate of Bank Deposit – CDBs	89,175	80,956	89,175	83,964
Funds of Financial Investments	18,582	14,573	18,582	14,573
	108,474	97,094	119,672	109,004

7. TRADE ACCOUNTS RECEIVABLE

	Editora		Consolidated	
	2007	2006	2007	2006
Trade receivables	85,045	64,638	86,073	65,227
Trade receivables from Livraria	4,941	3,916	-	-
Credit Cards	60	54	88,775	55,273
Checks receivable	4,191	4,035	4,887	4,841
Allowance for doubtful debtors	(2,075)	(1,589)	(2,480)	(1,962)
	92,162	71,054	177,255	123,379

Balances per due date:

11.01 - EXPLANATORY NOTES

	Editora		Consolidated	
	2007	2006	2007	2006
Current	88,783	67,888	173,632	120,059
Past due date:				
Up to 60 days	2,022	2,264	2,104	2,329
Over 60 days	3,432	2,491	3,999	2,953
94,237	94,237	72,643	179,735	125,341

8. INVENTORIES

	Editora		Consolidated	
	2007	2006	2007	2006
Finished Products	38,082	41,844	38,082	42,059
Goods for resale	215	91	70,940	51,664
Products in progress	15,197	15,794	15,197	15,794
Raw materials	5,830	5,198	5,830	5,198
Packing and consumption materials	670	500	983	800
	59,994	63,427	131,032	115,515

9. INVESTMENT IN CONTROLLING COMPANIES

The interest in controlling companies is represented by the investments in Livraria and Ético, and the main information is presented as follows:

11.01 - EXPLANATORY NOTES

	2007		2006	
	Livraria	Ético	Livraria	Ético
Quantity of shares of capital stock – in thousand	57,540	5,107		57,540
Quantity of shares held – in thousand	57,490	5,107		57,490
Interest in capital stock	99.91%	100.00%		99.91%
Investment interest in Editora's shareholder's equity (included intercompany loans)	30.35%	7.31%		27.39%
Updated capital stock	51,210	5,107		51,210
Dividends to be distributed	4,338	-		1,574
Shareholder's equity (excess of liabilities over assets), net from dividends to be distributed	72,337	(2,505)		58,452
Dividends receivables	4,335	-	4,335	1,572
Investment value (net from dividends receivables)	72,274	(2,505)	69,769	58,402
Goodwill in the acquisition of investment	-	17,434	17,434	-
Calculation base for the equity income value:				
Net profit for the year of controlled companies	18,223	(475)	17,748	6,662
Adjustments in controlled company's shareholder's equity which are not recorded in the income for the year – adjustment of previous year (*)	-	-	-	674
Total	18,223	(475)	17,748	7,336
Equity Income	18,207	(475)	17,732	7,330

(*) Pursuant to deliberation of The Annual Shareholders' Meeting held on April 27, 2006 it was not approved the interest of Livraria's management for the year 2005.

On December 7, 2007, as part of the strategy to increase publishing operations, the Company acquired Pigmento Editorial S.A. ("Ético"), for the agreed price of R$15,404, and with the excess of liabilities over assets in the amount of R$2,030, and recorded goodwill of R$17,434, based on the expectation of future profitability. Of the total agreed price, the amount of R$5,000 was retained and will be paid within 2 years, starting in December 2008.

11.01 - EXPLANATORY NOTES

The statements of income of Livraria for the years ended December 31, 2007 and 2006 are shown as follows:

	2007	2006
GROSS SALES REVENUE	487,376	352,202
Deductions from Gross Revenue	(45,699)	(36,086)
NET OPERATING INCOME	441,677	316,116
Costs of products, goods and services sold	(281,012)	(200,772)
GROSS PROFIT	160,665	115,344
Operating Expenses	(126,141)	(101,308)
OPERATING PROFIT BEFORE THE FINANCIAL RESULT	34,524	14,036
Financial Result	(4,824)	(2,290)
OPERATING PROFIT	29,700	11,746
Non-operating expenses, net	(7)	(703)
PROFIT BEFORE THE INCOME TAX AND SOCIAL CONTRIBUTION	29,693	11,043
Income Tax and Social Contribution	(9,590)	(3,645)
NET PROFIT FOR THE YEAR BEFORE THE STATUTORY INTEREST OF THE MANAGEMENT	20,103	7,398
STATUTORY INTEREST OF THE MANAGEMENT IN THE NET PROFIT FOR THE YEAR	(1,880)	(736)
NET PROFIT FOR THE YEAR	18,223	6,662

10. PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

11.01 - EXPLANATORY NOTES

		Editora			
		2007			2006
	Annual Depreciation/ Amortization Rate - %	Cost	Accumulated Depreciation/ Amortization	Net Amount	Net Amount
Property, plant and equipment:					
Land	-	2,011	-	2,011	2,029
Buildings and Constructions	4	8,172	(3,923)	4,249	4,542
Machinery and Equipment	10	1,564	(1,239)	325	417
Furniture, fixtures and installations	10	21,704	(19,454)	2,250	2,733
Vehicles	20	4,792	(2,476)	2,316	1,102
IT Equipment	20	10,402	(8,577)	1,825	2,276
Property, plant and equipment in progress	-	552	-	552	417
		49,197	(35,669)	13,528	13,516
Intangible assets:					
Assignment of rights	20	1,246	(954)	292	536
Software	20	13,406	(11,249)	2,157	2,591
Trademarks and Patents	-	185	-	185	185
		14,837	(12,203)	2,634	3,312

11.01 - EXPLANATORY NOTES

	Editora				
			2007		2006
	Annual Depreciation/ Amortization Rate - %	Cost	Accumulated Depreciation/ Amortization	Net Amount	Net Amount
Property, plant and equipment:					
Land	-	2,014	-	2,014	2,032
Buildings and Constructions	4	9,613	(4,608)	5,005	5,353
Machinery and Equipment	10	2,139	(1,603)	536	443
Furniture, fixtures and installations	10	85,675	(61,110)	24,565	14,231
Vehicles	20	5,269	(2,761)	2,598	1,496
IT Equipment	20	22,814	(17,078)	5,736	5,259
Property, plant and equipment in progress	-	3,894	-	3,894	2,388
		131,498	(87,070)	44,348	31,202
Intangible assets:					
Goodwill on acquisition of investment	-	17,434	-	17,434	-
Commercial assignments	20	13,213	(11,707)	1,506	1,077
Assignment of rights	20	1,246	(954)	292	536
Software	20	15,638	(12,640)	2,998	3,129
Trademarks and Patents	-	255	-	255	252
		47,786	(25,301)	22,485	4,994

In December 2006, Editora sold its printing machines for R$7,870, of which R$4,973 (R$5,725 in 2006) is recorded under a specific caption in non-current assets. This balance is adjusted based on 100% of the Certificate of Interbanking Deposit – CDI tax. The result of this operation was a gain of R$5,768, recorded in the non-operating income for the year for 2006.

11. DEFERRED

	Editora		Consolidated	
	2007	2006	2007	2006
Pre-operating expenses and other deferred amounts	1,667	1,445	11,966	11,744
Accumulated Amortization	(1,438)	(1,445)	(11,253)	(11,039)
Goodwill to be amortized	2,091	2,091	2,091	2,091
Goodwill amortization	(1,603)	(1,185)	(1,603)	(1,185)
	717	906	1,201	1,611

The goodwill to be amortized results from the acquisition of Formato Editorial Ltda., transferred to deferred assets due to the merger of the company on February 3, 2004, and adjusted to R$2,091 on March 14, 2006, according to contractual provisions related to the acquisition.

11.01 - EXPLANATORY NOTES

The goodwill amortization recorded in deferred assets is made on a straight-line basis over 60 monthly installments and was started after the merger date.

12. FINANCING

	Editora		Consolidated	
	2007	2006	2007	2006
Current:				
Local currency – BNDES [National Bank for Economic and Social Development] – FINEM [Financing for Endeavors]	10,909	737	14,933	2,097
Other financing	-	-	189	-
	10,909	737	15,122	2,097
Non-current -				
Local currency – BNDES – FINEM	20,686	18,578	31,420	22,759

The composition of non-current liabilities per maturity year is shown as follows:

	2009	2010	2011	Total
Editora	10,792	9,894	-	20,686
Consolidated	15,786	14,294	1,340	31,420

Other information on financings is shown as follows:

Financing	Purpose	Guarantees	Maturity	Charges
Editora - BNDES – FINEM Contract dated 11/05	Publishing Plan – 2005/2007, and information systems	Mortgage of property, plant and equipment items and bank guarantee	11/10	4% + Long Term Interest Rate
Livraria BNDES – FINEM Contract dated 11/06	Investment projects for opening of 11 stores, renovation and modernization of 19 stores of the chain, and centralization of logistics operations	Consignature from Editora	08/10	3.1% + Long Term Interest Rate
BNDES – FINEM Contract dated 04/00	Investment projects in Mega Stores and modernization of conventional stores	Consignature from Editora	04/08	3.5% + Long Term Interest Rate

The releases for the years ended December 31, 2007 and 2006 are as follows:

	Editora		Consolidated	
	2007	2006	2007	2006
Releases for 2006	-	11,388	-	15,815
March 27, 2006	957	-	3,623	-
June 26, 2007	2,012	-	8,750	-
September 27, 2007	6,001	-	7,118	-
October 18, 2007	1,220	-	1,220	-
November 28, 2007	3,000	-	3,000	-
Total	13,190	11,388	23,711	15,815

13. LOYALTY PROGRAM - SARAIVA PLUS

Livraria, the controlling company, has a customer loyalty program ("Saraiva Plus") whereby purchases made by customers in stores and the Company's website are converted into points that can be discounted in future purchases. The accumulated points, net of redemptions and valued in accordance with the program regulation, are accrued considering redemption estimates. As of December 31, 2007, Livraria has a provision for loyalty program in the amount of R$2,128 (R$2,683 as of December 31, 2006) recorded in current liabilities under the caption "Other payables".

14. RELATED PARTIES

11.01 - EXPLANATORY NOTES

Related-party transactions include trading operations of purchases, sales and intercompany loans with Livraria, and intercompany loans with Ético. The loans granted to Livraria in 2007 have indeterminate maturity and bear interest of 101% of the CDI [interbank deposit rate]. The loans granted to Ético in 2007 shall be settled through the merger of this company on February 1, 2008.

Loans granted:

	2007		2006	
	Livraria	Ético	Livraria	Ético
Balance on December 31 of the previous year	5,008	-	5,008	-
Loans granted, net of receipts	8,126	5,743	13,869	4,341
Financial Income	1,602	-	1,602	667
Balance receivable on December 31	14,736	5,743	20,479	5,008
Current Assets	-	5,743	5,743	-
Non-Current Assets	14,736	-	14,736	5,008
Total	14,736	5,743	20,479	5,008

The main balances and transactions with related parties are as follows:

	2007		2006	
	Livraria	Ético	Livraria	Ético
Balances:				
Assets:				
Trade accounts receivable (current)	4,941	-	4,941	3,916
Loans granted – loan agreement (non-current and current)	14,736	5,743	20,479	5,008
Liabilities -				
Suppliers (current)	5	-	5	6
Transactions:				
Sale of Products	17,245	-	17,245	12,627
Purchase of goods	31	-	31	55
Financial Income	1,602	-	1,602	667
Financial Expenses	-	-	-	127

15. INCOME TAX AND SOCIAL CONTRIBUTION

11.01 - EXPLANATORY NOTES

a) Deferred

The income tax and social contribution have the following origin:

	Editora		Consolidated	
	2007	2006	2007	2006
Current assets	788	636	4,619	4,280
Non-current assets - long-term receivables:				
Fiscal loss and negative basis of social contribution	-	-	27	387
Provision for contingencies and taxes and contributions to be collected	783	753	4,804	5,374
	783	753	4,831	5,761
Non-current liabilities - long-term liabilities:				
Provision for book inventory losses - Law No. 10753/03	4,340	4,753	7,647	4,753
Deferral of stimulated accelerated depreciation	-	2	-	2
	4,340	4,755	7,647	4,755

Editora and Livraria, based on the opinion of their outside attorneys, considered the tax incentive established by Law No. 10753/03, with wording amended by Law No. 10833/03, concerning the deductibility of the provision for inventory losses, as a temporary difference between the tax basis and the respective book value, recognizing the tax effect in compliance with the CVM Instruction No. 371/02.

Editora and Livraria, based on the expectation of future taxable income and positive cash flows, kept at present value and pursuant to CVM Instruction No. 371/02, maintained in their financial statements the deferred tax assets.

The Management considers the book value of deferred tax assets constituted in Editora and Livraria, regarding the temporary differences which are realizable in proportion to the final resolution of lawsuits taken and the settlement of operating liabilities.

b) Expense reconciliation

11.01 - EXPLANATORY NOTES

The reconciliation of the expense calculated by applying the combined tax rate and the income tax and social contribution expense charged to income is shown as follows:

	Editora		Consolidated	
	2007	2006	2007	2006
Accounting profit before the income tax and social contribution	94,927	64,873	106,413	69,260
Combined tax rate	34%	34%	34%	34%
Income tax and social contribution by the combined tax rate	(32,275)	(22,057)	(36,180)	(23,549)
Permanent additions – non-deductible expenses	(381)	(183)	(464)	(224)
Permanent exclusions:				
Interest on own capital	4,928	4,672	4,928	4,672
Equity Income	6,029	2,493	-	-
Other exclusions	317	324	686	390
Deferred taxes not recorded in the controlled company due to uncertainties concerning their realizability	-	-	(161)	-
Other items	179	(53)	398	262
	(21,203)	(14,804)	(30,793)	(18,449)
Income tax and social contribution in the income for the year:				
Current	(21,798)	(14,619)	(27,309)	(16,031)
Deferred	595	(185)	(3,484)	(2,418)
	(21,203)	(14,804)	(30,793)	(18,449)
Effective rate on net profit	22,3%	22,8%	28,9%	26,6%

16. PROVISION FOR CONTINGENCIES

Editora and Livraria are challenging in court certain aspects regarding federal taxes related to Social Integration Program – PIS, Contribution for the Financing of Social Security – Cofins, Income Tax – IR and Social Contribution on Net Profit – CSLL.

11.01 - EXPLANATORY NOTES

According to a Decision of the Federal Revenue Service, dated August 21, 2006, Livraria was required to pay part of the accrued amount for the lawsuit challenging the Real Plan - Law No. 8.880/94, in the amount of R$4. The same decision tacitly approved the credit under discussion represented by the reserve of R$1,613, which was reversed and recorded in 2007 under the caption "Other operating income (expenses)".

The composition of provision for contingencies is as follows:

	2006	Constitution	Editora Judicial Deposits	Payments/Reversion	2007
PIS/Cofins – increase in tax basis	186	11	-	-	197
IR/CSLL – Real Plan – Law No. 8.880/94	861	-	-	-	861
Civil and labor contingencies	112	-	-	-	112
Judicial deposits	(1,047)	-	(11)	-	(1,058)
	112	11	(11)	-	112

	2006	Constitution	Consolidated Judicial Deposits	Payments/Reversion	2007
PIS/Cofins – increase in tax basis	8,961	275	-	-	9,236
IR/CSLL – Real Plan – Law No. 8.880/94	2,478	-	-	(1,617)	861
Civil and labor contingencies	112	-	-	-	112
Judicial deposits	(9,822)	-	(273)	-	(10,095)
	1,729	275	(273)	(1,617)	114

11.01 - EXPLANATORY NOTES

17. TAXES AND CONTRIBUTIONS TO BE COLLECTED

	Editora		Consolidated	
	2007	2006	2007	2006
Income tax – IR and Social contribution on net profit – CSLL (i)	-	-	4,954	6,837
Social contribution on net profit – CSLL (ii)	2,571	2,538	2,571	2,538
Income tax withheld – IRRF	727	40	1,183	95
State VAT - ICMS	-	4	2,396	1,652
Federal contributions – PIS/Cofins	44	26	128	93
Others	15	20	73	55
	3,357	2,628	11,305	11,270
Current liabilities	1,354	598	6,262	4,226
Non-current liabilities	2,003	2,030	5,043	7,044
	3,357	2,628	11,305	11,270

(i) Installment initiated in October 2005, with the National Treasury Attorney General for the payment of provisioned amounts regarding the lawsuits brought to discuss the effects of IR and CSLL arising from the Real Plan - Law No. 8880/94.

(ii) Installment of debt initiated in November 2007 with Federal Revenue Service in November 2007 for the denial of the administrative appeal to the tax assessment notice which constitutes CSLL tax credit regarding the deduction of interest on own capital from the CSLL tax basis, basis for 1996.

18. SHAREHOLDER'S EQUITY

a) Capital Stock

The fully paid-up capital stock on December 31, 2007, in the amount of R$147,774 (R$147,774 in 2006), is represented by 28,596,123 shares, of which 9,622,313 are common shares and 18,973,810 are preferred shares, without par value.

Editora's bylaws comply with BOVESPA [São Paulo Stock Exchange] Level 2 Differentiated Corporate Governance Practices.

Editora is authorized to increase the capital stock, through the issuance of new shares for subscription and, regardless of any amendment to the bylaws, by up to 4,000,000 shares, with the possibility of destination up to 500,000 shares of this total for the grant of purchase options, pursuant to the bylaws.

11.01 - EXPLANATORY NOTES

The Company's preferred shares, which cannot surpass 2/3 of the total shares issued, entitle their holders to the following rights or advantages:

- Restricted voting rights, pursuant to the bylaws.
- Right to sell the preferred shares in the case of sale of the Company's controlling interest.
- Dividends equal to those paid on common shares.
- Interest in the distribution of bonus shares out of capitalization of reserves, retained earnings and any other funds, under the same conditions as holders of common shares.

Common shares are not allowed to be converted into preferred shares, and vice versa.

The remaining balance of retained earnings is prior to the enactment of Law No. 6404/76.

b) Treasury shares - CVM Instructions 10/80 and 298/97.

Editora holds 365,750 (365,750 in 2006) preferred shares in treasury, acquired for R$2,870, with market value equivalent to R$12,801 (R$35.00 per share - quotation dated December 28, 2007). In the years ended on December 31, 2007 and 2006, there were no new acquisitions of shares.

c) Interest on own capital and dividends.

The shareholders are entitled to a minimum dividend of 25% of adjusted net income for each year.

Editora cannot, unless authorized by a majority vote in a special preferred shareholders' meeting, retain, for more than four successive quarters, cash equivalents in an amount greater than 25% of total assets, provided that its economical and financial condition allows this. The cash equivalents will correspond to the amounts recorded under the captions "cash equivalents" exceeding the sum of the amounts recorded under the caption "Financing" in current and non-current liabilities.

11.01 - EXPLANATORY NOTES

Pursuant to the bylaws, the interest on own capital included in mandatory dividends is net of income tax.

At the Board of Director's Meeting held on March 6, 2008, it was approved the accrual for payment to shareholders of interest on own capital for the year ended December 31, 2007. The payment will be made within a timeframe to be established at the Annual Shareholders' Meeting.

The mandatory dividends for the year ended December 31, 2007 were calculated as follows:

	2007	2006
Net income for the year	70,207	46,469
Legal reserve	(3,510)	(2,323)
Adjusted net income	66,697	44,146
Mandatory minimum dividend - 25%	16,674	11,037
Mandatory minimum dividend per share	0.59064754	0.39094525

The proposed dividends are as follows:

	2007	2006
Interest on own capital, net of withholding income tax	12,541	11,890
Dividends	4,133	-
Proposed dividends and interest on own capital	16,674	11,890
Withholding income tax on interest on capital	2,213	2,098
Total	18,887	13,988
Total per share (in R$)	0.66904341	0.49549281

The effect of interest on own capital on the calculation of income tax and social contribution provisions for the year was a reduction of R$4,928 (R$4,672 in 2006).

d) Legal reserve

11.01 - EXPLANATORY NOTES

In compliance with the Brazilian Corporate Law and the Editora's bylaws, 5% of net profit for each year will be allocated for the constitution of a legal reserve.

e) Constitution of profit reserves.

Of the remaining balance of net profit for the year, after allocation to the legal reserve, in the amount of R$3,510 (R$2,323 in 2006), and the proposal for payment of interest on own capital and dividends, in the amount of R$18,887 (R$13,988 in 2006), a profit reserve of R$47,810 (R$30,158 in 2006) was allocated for use in business acquisitions, information technology, consolidation of Internet operations, expansion of Livraria's physical stores, expansion of catalog with launch of new titles, and working capital.

f) Editora's Stock Purchase Option Plan.

According to the Stock Purchase Option Plan approved on March 5, 2007, 19 officers and employees were granted stock options to buy 123,800 preferred shares in the exercise period from March 8 to May 7, 2010, at the fixed price of R$21.50, subject to adjustment based on the Extended Consumer Price Index - IPCA. The options will be exercised by means of a new issue of shares and/or sale of treasury shares held by Editora.

The Editora's Stock Purchase Option Plan Management Committee approved the conditions and beneficiaries of the Fourth Program of this Plan, pursuant to a significant event notice published on February 28, 2008, granting call options on 126,400 preferred shares to 22 officers and employees for exercise from March 8 to May 7, 2011, at the fixed price of R$30.00, subject to adjustment based on the IPCA, with restriction over free trading until May 6, 2013 and with trading limited to 50% of options exercised thereafter. The options will be exercised by means of a new issue of shares and/or sale of treasury shares held by the Company, pursuant to decision to be made at the proper time by the Board of Directors.

19. FINANCIAL INSTRUMENTS

11.01 - EXPLANATORY NOTES

a) Derivative transactions.

Editora and its controlled companies did not enter into derivative transactions in the year ended on December 31, 2007.

In 2006, the Company entered into transactions to hedge against risks of foreign currency and interest rate changes, due to a loan obtained from the International Finance Corporation - IFC in U.S. dollars, settled in June 2006. Such transaction resulted in a loss of R$183 in 2006, classified as financial expenses.

b) Other financial instruments.

The accounting balance of the financial instruments recorded in the balance sheet on December 31, 2007 identified below, do not differ significantly from the respective market values.

Description	Accounting balance
Cash equivalents	119,628
Financings in local currency	46,542

- Cash equivalents

The cash equivalents are represented by unrestricted bank deposits and highly-liquid cash investments, which do not differ significantly from market values.

- Financings

The accounting balances of financing correspond to funds obtained from the National Bank for Economic and Social Development – BNDES. The financing is specific and has different interest rates, impairing the comparison with market values, assuming conventional loan rates for the calculation.

c) Market Risk Factors

- Credit risk - to minimize possible losses on customer default, Editora adopts strict management policies for granting credit, consisting of careful analyses of customer profiles, as well as timely monitoring of accounts receivable.
- Inventory obsolescence risk - discontinued products and new technologies may lead to excess and obsolete inventories. To minimize these conditions, Editora and Livraria periodically monitor inventory levels and take necessary actions for its realization.

20. FINANCIAL INCOME

The composition of financial expenses and income is shown as follows:

	Editora		Consolidated	
	2007	2006	2007	2006
Financial income:				
Income on financial investments	15,542	9,475	12,584	10,086
Interests on loans to controlled company	1,602	667	-	-
Interest received from customers	1,143	628	1,168	654
Interest on recoverable taxes	17	1,247	17	1,247
Other financial income	70	48	357	205
	15,374	12,065	14,126	12,192
Financial expenses;				
Losses on financial investments – "hedge"	-	183	-	183
Interest and monetary and exchange variations on financings	2,324	1,570	3,330	1,806
Other interest and liabilities monetary variations	1,810	3,175	2,099	3,696
CPMF [Provisory Contribution on Banking Transactions]/IOC [Tax on Credit Operation]	1,416	1,275	3,425	2,646
Financial intermediation commission	-	2,422	-	2,422
Other financial commissions	223	179	223	214
Financial discounts	1,217	831	1,217	831
Other financial expenses	102	152	401	407
	7,092	9,787	10,695	12,205
	8,282	2,278	3,431	(13)

22. INSURANCES COVERAGE (UNAUDITED)

On December 31, 2006, Editora and Livraria had insurance coverage against fire and sundry risks for property, plant and equipment items and inventories, in amounts considered sufficient to cover potential losses.

22. SUBSEQUENT EVENTS

a) Business acquisition

On March 6, 2008, Livraria successfully closed negotiations to purchase all shares of capital stock of Siciliano S.A. ("Siciliano").

The purchase price was R$60,030, based on Shareholders' Equity as of November 30, 2007, unaudited, of R$3,914. As part of the transaction, Livraria assumed Siciliano's net debt, which totaled the unaudited amount of approximately R$13,600 as of December 31, 2007.

The purchase price will be adjusted, up or down, for possible variations of net debt position and working capital of Siciliano from November 30, 2007 to March 6, 2008.

b) Incorporation of controlled company

At the Extraordinary Shareholders' Meeting held on February 1, 2008, it was ratified the acquisition of all capital and it was approved the Record and Justification of Ético's incorporation, based on the independent specialists' book value appraisal report on Ético's net assets dated January 2, 2008 (explanatory note No. 9).

c) Payment of Interest on own capital to shareholders (explanatory note No. 18 c).

d) Approval of the Fourth Editora's Stock Purchase Option Plan (explanatory note No. 18 f).

23. CASH FLOW STATEMENT

11.01 - EXPLANATORY NOTES

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006.

	Editora		Consolidated	
	2007	2006	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES				
Net income for the year	70,207	46,469	70,207	46,469
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciations and amortizations (including amount allocated to cost)	4,468	5,592	10,715	10,764
Deferred income tax and social contribution	(597)	184	3,483	2,417
Allowance for doubtful debtors	1,664	1,044	1,991	1,343
Equity income	(17,732)	(7,330)	-	-
Income from the sale of property, plant and equipment	(72)	(5,649)	(65)	(4,961)
Financial charges and exchange variation on balances with related companies, financings, loans and tax liabilities	(1,922)	(330)	(109)	792
Other operating provisions	4,585	4,320	3,905	6,022
Minority interest in controlled company	-	-	16	5
	60,601	44,300	90,143	62,851
Reduction (increase) in operating assets				
Trade accounts receivable	(21,747)	(10,010)	(55,867)	(34,678)
Accounts receivable from controlled company due to sale of goods	(1,025)	(2,875)	-	-
Inventories	3,433	(988)	(15,517)	(12,698)
Other operating assets	4,324	(9,008)	(29)	(9,764)
Reduction (increase) in operating liabilities				
Suppliers	(12,521)	20,592	8,740	27,911
Income tax and social contribution	4,659	(1,663)	6,804	(4,653)
Other operating liabilities	7,348	(4,887)	11,890	(4,071)
Net cash provided by operating activities	45,442	35,461	46,164	24,988
CASH FLOW FROM INVESTING ACTIVITIES				
Acquisition of property, plant and equipment	(3,699)	(1,502)	(23,999)	(6,628)
Acquisition of company	(15,404)	-	(17,434)	-
Acquisition of investment in long-term receivable tax incentives	-	(30)	-	(42)
Receipt of dividends of controlled company	1,572	-	-	-
Receipt due to sales of property, plant and equipment	1,333	1,703	1,731	1,746
Accounts receivable in the sale of property, plant and equipment	-	6,870	-	6,870
Net cash provided by (used in) investment activities	(16,198)	7,041	(39,702)	1,946
CASH FLOW FROM FINANCING ACTIVITIES				
Capital increase by public subscription	-	66,000	-	66,000
Financings obtained	13,190	11,388	29,392	15,815
Loans granted	(46,694)	(4,400)	-	(60)
Amortization of financings	(896)	(3,190)	(7,834)	(7,414)
Payment of loans obtained by the controlled company	32,825	(11,573)		-
Payment of interest for the financing	(2,337)	(1,226)	(3,443)	(1,418)
Payment of dividends and interests on own capital	(13,952)	(11,048)	(13,954)	(11,047)
Net cash provided by (used in) investment activities	(17,864)	45,951	4,161	61,876
INCREASE IN CASH EQUIVALENTS BALANCE	11,380	88,453	10,623	88,810
STATEMENT OF INCREASE IN CASH EQUIVALENTS BALANCE				
Beginning balance	97,094	8,641	109,004	20,194
Ending balance	108,474	97,094	119,627	109,004
INCREASE IN CASH EQUIVALENTS BALANCE	11,380	88,453	10,623	88,810

01.01- IDENTIFICATION

1 – CVM Code	2 – Business Name	3 – CNPJ:
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

TABLE OF CONTENTS

THE REGISTRATION BEFORE CVM DOES NOT IMPLY EVALUATION OF COMPANY, AND OFFICERS THEREOF ARE RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION SUBMITTED

01.01 - IDENTIFICATION

1. CVM Code: 010472
2. Legal Name: SARAIVA SA LIVREIROS EDITORES
3. CNPJ: 60500139000126
4. Business Name: EDITORA SARAIVA
5. Former Legal Name: -
6. NIRE: 35300025300
7. Website: http:/www.saraivari.com.br

01.02 – PRINCIPAL PLACE OF BUSINESS

1. Full address: Av. Marquês de São Vicente, 1697
2. District or Borough: Barra Funda
3. CEP: 01139-904
4. Municipality: São Paulo
5. State: SP
6. DDD: 011
7. Telephone: 3613-3344
8. Telephone: -
9. Telephone: -
10. Telex: -
11. DDD: 011
12. Fax: 3611-3308
13. Fax: -
14. Fax: -
15. E-mail: http:/www.saraivari.com.br

01.03 – SHAREHOLDERS' DEPARTMENT

ASSISTANCE AT COMPANY
1. Name: João Luis Ramos Hopp
2. Title: Chief Financial Officer and Investors Relations Officer
3. Full Address: Rua Edgar Theotônio Santana, 206
4. District or Borough: Barra Funda
5. CEP: 01140-030
6. Municipality: São Paulo
7. State: SP
8. DDD: 011
9. Telephone: 3613-3263
10. Telephone: -
11. Telephone: -
12. Telex: -
13. DDD: 011

14. Fax: 3619-3062
15. Fax: -
16. Fax: -
17. E-mail: jlhopp@saraiva.com.br

ISSUING AGENT / DEPOSITORY FINANCIAL INSTITUTION
18. Name: Banco Itau S/A
19. Contact Person: Rosana Pereira de Souza
20. Full Address: Av. Eng. Luiz Armando de Arruda Pereira, 707 - 9º andar
21. District or Borough: Centro
22. CEP: 04344-902
23. Municipality: São Paulo
24. State: SP
25. DDD: 011
26. Telephone: 5029-1919
27. Telephone: -
28. Telephone: -
29. Telex: -
30. DDD: -
31. Fax: -
32. Fax: -
33. Fax: -
34. E-mail: -

OTHER PLACES FOR ASSISTANCE TO SHAREHOLDERS

35. Item	36. Municipality	37. State	38. DDD	39. Telephone	40. Telephone
01	Belo Horizonte	MG	31	3249-3534	-
02	Brasília	DF	61	322-2075	-
03	Curitiba	PR	41	320-4128	-
04	Porto Alegre	RS	51	3210-9150	-

01.04 - INVESTOR RELATIONS OFFICER (Address for Correspondence with Company)

1. Name: João Luis Ramos Hopp
2. Full Address: Rua Edgard Theotônio Santana, 206
3. District or Borough: Barra Funda
4. CEP: 01140-030
5. Municipality: São Paulo
6. State: SP
7. DDD: 011
8. Telephone: 3613-3263
9. Telephone: -
10. Telephone: -
11. Telex: -
12. DDD: 011
13. Fax: 3619-3062
14. Fax: -

15. Fax: -
16. E-mail: jlhopp@saraiva.com.br
17. Brazilian Executive Officer?: Yes
18. CPF: 082.070.288-90
19. Passport: CO845738

01.05 – REFERENCE / AUDITOR

1. Beginning Date of Last Fiscal Year: 01/Jan/2007
2. Closing Date of Last Fiscal Year: 31/Dec/2006
3. Beginning Date of Current Fiscal Year: 01/Jan/2008
4. Closing Date of Current Fiscal Year: 31/Dec/2007
5. Name/Legal Name of Auditor: Deloitte Touche Tohmatsu Auditores Independentes
6. CVM Code: 00385-9
7. Name of Technician in Charge: Mauricio Pires de Andrade Rezende
8. Taxpayer Card (CPF) of Technician in Charge: 603.835.426-34

01.06 – COMPANY FEATURES

1. Stock Exchange where Company is Listed

	BVBAAL		BVMESB		BVPR		BVRJ		BVST
	BVES		BVPP		BVRG	X	BOVESPA		

2. Negotiation Market: Stock Exchange
3. Status: Operating
4. Activity Code: 1100 – Printers and Editors
5. Main Activity: Editorial
6. Preferred Shares with Classes: No

01.07. EQUITY CONTROL / SECURITIES

1. Nature of Equity Control: Private Domestic
2. Securities issued by Company:

X	Shares		Securities Receivables Certificates (CRI)
	Debentures convertible into shares		Promissory Notes (NP)
	Redeemable shares		BDR
	Simple debentures		Others Description:
	Beneficiaries		
	Subscription Bonus		
	Joint Investment Certificate (CIC)		

01.08 – PUBLICATION OF DOCUMENTS

1. Notice to shareholders on availability of financial statements: -
2. Minutes of annual shareholders' meeting approving financial statements: 23/Abr/2008
3. Notice call of annual shareholders' meeting for approval of financial statements: 07/Abr/2008
4. Disclosure of Financial Statements: 18/Mar/2008

01.09 - NEWSPAPERS WHERE COMPANY DISCLOSES INFORMATION

1. Item	2. Name of Newspaper	3. State
01	Diário Oficial do Estado de SP	SP
02	Gazeta Mercantil - Região SP	SP

01.10 - INVESTOR RELATIONS OFFICER

1. Data: 21/May/2008
2. Signature: -

02.01.01 - CURRENT COMPOSITION OF BOARD OF DIRECTORS AND EXECUTIVE BOARD

1. Item	2. Name of Officer	3. CPF	4. Date of election	5. Term of office	6. Code of Officer Type *	7. Elected by Controller	8. Title/ Function	9. Function
01	Jorge Eduardo Saraiva	516.543.778-72	23/Apr/2008	Aug/2009	2	Yes	20	Chairman of Board of Directors
02	Ruy Mendes Gonçalves	069.082.418-15	23/Apr/2008	Aug/2009	2	Yes	21	Vice Chairman of Board of Directors
03	Arthur Eduardo Sá de Villemor Negri	759.844.157-04	23/Apr/2008	Aug/2009	2	No	22	Board of Directors (Regular)
04	João Luis Ramos Hopp	082.070.288-90	23/Apr/2008	Aug/2009	1		19	CFO and Investor Relations Officer
05	José Luiz Machado Alvim de Próspero	756.712.398-34	23/Apr/2008	Aug/2009	1		10	Chief Executive Officer / Superintendent
06	Nilson Lepera	537.346.708-10	23/Apr/2008	Aug/2009	1		19	Sales Officer
07	Antonio Luiz de Toledo Pinto	272.712.008-78	23/Apr/2008	Aug/2009	1		19	Legal Publishing Officer
08	Sônia Regina Alves dos Santos	013.934.748-88	23/Apr/2008	Aug/2009	1		19	Human Resources Officer
09	Jorge Saraiva Neto	330.515.258-39	23/Apr/2008	Aug/2009	2	Yes	22	Board of Directors (Regular)
10	Maria Cecília Saraiva Mendes Gonçalves	173.319.848-29	23/Apr/2008	Aug/2009	2	Yes	22	Board of Directors (Regular)
11	José Arnaldo Favaretto	032.582.578-50	23/Apr/2008	Aug/2009	1		19	Teaching Systems Officer

* CODE:
1 – MEMBER OF EXECUTIVE BOARD ONLY
2 – MEMBER OF BOARD OF DIRECTORS ONLY
3 – MEMBER OF EXECUTIVE BOARD AND BOARD OF DIRECTORS

02.02 - PROFESSIONAL EXPERIENCE AND EDUCATION OF EACH DIRECTOR (BOARD AND AUDIT COMMITTEE) AND EXECUTIVE OFFICER

We summarize below the main function and curricula of our directors and executive officers:

Board of Directors	Age	Title
Jorge Eduardo Saraiva	68	Chairman
Ruy Mendes Gonçalves	71	Vice Chairman
Arthur Eduardo Sá de Villemor Negri	44	Director
Jorge Saraiva Neto	26	Director
Maria Cecília Saraiva Mendes Gonçalves	39	Director

Jorge Eduardo Saraiva. He is the Chairman of the Board of Directors. Bachelor in Economic Sciences, an undergraduate from Faculdade de Ciências Econômicas de São Paulo [São Paulo Economics School], of Fundação Escola de Comércio Álvares Penteado. Since 1963, he holds positions at Company senior management and was also director of the Brazilian Chamber of Book in 1965.

Ruy Mendes Gonçalves. He is Vice Chairman of Board of Directors of Company. He has a kindred relation with Controlling Shareholder, as his deceased wife was Mr. Jorge Eduardo Saraiva's cousin in the first degree of kindred. He is an Economist, with a graduation degree in Business Administration by Fundação Getúlio Vargas. Employee of Banco do Brasil from 1960 to 1969, he was Company' financial assistant from 1969 to 1970, managing executive officer from 1970 to 1973, chief financial officer from 1973 to 1977 and superintendent executive officer from 1978 to 1999.

Arthur Eduardo Sá de Villemor Negri. He is a member of Board of Directors of Company. He is an undergraduate in Systems Analysis by Pontifical Catholic University of Rio de Janeiro, he has a graduate degree in Marketing by the same University. He is specialized in Advanced Management of Business by FDC/INSEAD. He was the President of Blockbuster in Brazil between the periods from October 2006 and January 2007 and from August 2001 and May 2005. From May 2000 until July 2001 he was Vice President of Operations in the same company. He was Chief Commercial Officer of Fininvest Negócios de Varejo between May 2005 and September 2006. He also performed as Marketing Manager for the corporate market of Brasil Telecom between the period of 1999/2000 and previously as Manager of Shell Brasil, where he stood out for being responsible for releasing the Select brand in the convenience stores. He is member of the Board of Directors of this Company and of Bematecli Ind. Com. de Equipamentos Eletrônicos S.A.

Jorge Saraiva Neto. He is a member of Board of Directors of Company. He graduated in Business Administration by Pontifical Catholic University of São Paulo. He was admitted at Company in 2005, as trainee in the editorial university area.

Maria Cecília Saraiva Mendes Gonçalves. She is a member of Board of Directors of Company. Business Administrator graduated in 1991 by Fundação Armando Álvares Penteado and has a Specialization in Finances by the American Graduate School of International Management (USA). She was managing partner of Building Associates, from

1991 to 1996, and of Designers Artes Ltda., from 1996 to 1998. She worked at IFC between 1999 and 2001.

Executive Board

Executive Officers are in charge of Company's management, representation and administration, it being specifically incumbent thereupon, among other functions, to decide on the opening, maintenance, transfer and closing of branches as well as on administrative matters, subject to determinations by Company's Shareholders' Meeting and Board of Directors, if any. Executive Board currently consists of six executive officers, as elected by the Board of Directors for a term of office of one year, with reelection being permitted, and they may be shareholders or not. According to the provisions of our By-laws, one of the executive officers, as appointed by the Board of Directors, shall exercise cumulatively the position of Investor Relations Officer. The present members of the Executive Board were elected in April 2007, for a term of office up to April 2008.

The chart below indicates Company's present executive officers and is accompanied by a brief description of the professional experience of each of them:

Name	Age	Title
José Luiz Machado Alvim de Próspero	54	Chief Executive Officer
João Luís Ramos Hopp	44	Chief Financial Officer and Investor Relations Officer
Nilson Lepera	57	Sales Officer
Antonio Luiz de Toledo Pinto	71	Legal Publishing Officer
Sônia Regina Alves dos Santos	47	Human Resources Officer
José Arnaldo Favaretto	49	Teaching Systems Officer

José Luiz Machado Alvim de Próspero. He is Chief Executive Officer of Company. Business administrator graduated in 1976 by Fundação Getúlio Vargas, also with a graduate degree by Fundação Getúlio Vargas (CEAG) in São Paulo. He has been working at the Company since 1976, and started his career as planning assistant.

João Luís Ramos Hopp. He is Chief Financial Officer and Investor Relations Officer of Company. Civil engineer graduated by Instituto Mackenzie in 1986, having a graduate degree by Fundação Getúlio Vargas (CEAG) in São Paulo and a Master Degree in Business Administration (MBA) by Fundação Getúlio Vargas. He was admitted to the Company in 1990 as production manager.

Nilson Lepera. He is Sales Officer of Company. Economist graduated by Fundação Santo André in 1973, with a graduate degree in Marketing by ESPM [Superior School for Advertisement and Marketing]. He was admitted to the Company in 1973 as advertiser, remaining at Commercial Area.

Antonio Luiz de Toledo Pinto. He is Legal Publishing Officer of Company. Attorney-at-law, graduated by Faculdades Metropolitanas Unidas (FMU). He was admitted to the company in December 1979, as direct sales executive officer.

Sônia Regina Alves dos Santos. She is Human Resources Officer of Company. Psychologist, graduated by Faculdades Metropolitanas Unidas (FMU), with a graduate degree in Human Resources and specialization courses at Fundação Getúlio Vargas. She was admitted to the Company in 1982 and has always served in the human resource area.

José Arnaldo Favaretto. He is Teaching Systems Officer. He is an author of teaching books, medical doctor undergraduated in 1981 by Medicine School of Ribeirão Preto (University of São Paulo), and a graduate by the same college. He was admitted to the Company in 2008 as a Teaching Systems Officer.

03.01 - EVENTS RELATED TO CAPITAL DISTRIBUTION

1. Base Event: Annual Shareholders' Meeting
2. Date of Evento: 23/Apr/2008
3. Individuals and Legal Entities: 819
4. Institutional Investors: 158
5. Shareholders' Agreement: No
6. Preferred Shares Entitled to Vote: No
7. Preferred Shares Entitled to Vote: -
8. Date of Last Shareholders' Agreement: -

OUTSTANDING SHARES IN MARKET
9. Are there outstanding shares: Yes

COMMON
10. Amount (Units): 4,452,331
11. Percentage: 46.27

PREFERRED
12. Amount (Units): 18,511,944
13. Percentage: 97.56

TOTAL
14. Amount (Units): 22,964,275
15. Percentage: 80.30

16. OUTSTANDING PREFERRED SHARES IN THE MARKET
1. Class: --- 2. Amount (Units): --- 3. Percentage: ---

03.02 - EQUITY POSITION OF SHAREHOLDERS HOLDING MORE THAN 5% OF SHARES OF COMMON AND/OR PREFERRED STOCK

1. Item	2. Name/Legal Name	3. CPF/CNPJ	4. Citizenship	5. State	6. Common shares (thousand)	7. %	8. Preferred shares (thousand)	9. %	10. Total of Shares (thousand)	11. %	14. Controller
001	Jorge Eduardo Saraiva	516.543.778-72	Brazilian	SP	4,520,574	46.98	26	0.00	4,520,600	15.81	Yes
002	Olga Maria Barbosa Saraiva	531.003.108-10	Brazilian	SP	1,131,364	11.76	0	0.00	1,131,364	3.96	No
003	Maria Eugênia Saraiva M. Gonçalves	151.632.208-88	Brazilian	SP	493,620	5.13	6	0.00	493,626	1.73	No
004	Maria Henriqueta Saraiva M. Gonçalves	272.538.888-04	Brazilian	SP	493,620	5.13	6	0.00	493,626	1.73	No
005	Maria Cecília Saraiva M. Gonçalves	173.319.848-29	Brazilian	SP	493,619	5.13	13,506	0.07	507,125	1.77	No
006	Maria Sylvia Saraiva M. Gonçalves	261.264.658-22	Brazilian	SP	493,619	5.13	6	0.00	493,625	1.73	No
007	Hatteras LLC (i)		Brazilian	SP	959	0.01	1,151,162	6.07	1,152,121	4.03	No
008	THE M T B O J T F H BR MOT FD		Brazilian	SP	0	0.00	1,350,700	7.12	1,350,700	4.72	No
009	HSBC Global Investment Funds				0	0.00	2,133,574	11.24	2,133,574	7.46	No
010	Bransfiels LLC				0	0.00	1,161,653	6.12	1,161,653	4.06	No
011	IP Part FDO de Inv em Ações				3,590	0.04	1,006,357	5.30	1,009,947	3.53	
997	Treasury shares				0	0.00	365,750	1.93	365,750	1.28	
998	Other				1,991,348	20.69	11,791,064	62.15	13,782,412	48.19	
999	Total				9,622,313	100.00	18,973,810	100.00	28,596,123	100.00	

[Translator's Note: This table includes only applicable items presented on the original.]

04.01 - EQUITY COMPOSITION

1. Date of Most Recent Change: 06/Jan/2006

2. Item	3. Type of Shares	4. Registered or Book-entry shares?	5. Par Value (R$)	6. Amount of shares (Thousand)	7. Subscribed (R$ Thousand)	8. Paid-Up (R$ Thousand)
01	Common	Book-entry		9,622,313	30,741	30,741
02	Preferred	Book-entry		18,973,810	117,033	117,033
03	Preferred Class A			0	0	0
04	Preferred Class B			0	0	0
05	Preferred Class C			0	0	0
06	Preferred Class D			0	0	0
07	Preferred Class E			0	0	0
08	Preferred Class F			0	0	0
09	Preferred Class G			0	0	0
10	Preferred Class H			0	0	0
11	Preferred Other Classes			0	0	0
99	Totals			28,596,123	147,774	147,774

04.02 - SUBSCRIBED SHARE CAPITAL AND CHANGES IN THE LAST THREE YEARS

1. Item	2. Date of Change	3. Amount of Capital Stock (R$ Thousand)	4. Amount of Change (R$ Thousand)	5. Origin of Change	7. Amount of Issued Shares	8. Issue Share Price
01	24/Apr/2004	41,977	2,256	Profit Reserve	0	0.0000000000
02	26/Apr/2005	46,405	4,428	Profit Reserve	0	0.0000000000
03	06/Jan/2006	81,774	21,422	Profit Reserve	1,409,334	15.2000000000
04	06/Jan/2006	81,774	13,947	Capital Reserve	917,586	15.2000000000
05	11/Apr/2006	147,774	66,000	Public Subscription	3,000,000	22.0000000000

04.03 - BONUS / SPLIT-OFF OR COMBINATION OF SHARES IN THE LAST THREE YEARS

1. Item	2. Approval Date	3. Par Value per Share before approval (R$)	4. Par Value per Share after approval (R$)	5. Amount of Shares before approval (Thousand)	6. Amount of Shares after approval (Thousand)
01	06/Jan/2006			23,269,203	25,596,123

04.04 - AUTHORIZED SHARE CAPITAL

1. Quantity (Thousand): 1,000,000 2. Amount (R$ Thousand): 0 3. Authorization Date: 27/03/2006

04.05 - COMPOSITION OF AUTHORIZED CAPITAL

1. Item	2. Type	3. Class	4. Amount of shares authorized at issue (Thousand)
01	Preferred		1,000,000

05.01 - TREASURY SHARES

1. Item	2. Type of Shares	3. Class	4. Meeting	5. Term for Acquisition	6. Amount to be acquired (Thousand)	7. Amount to be disbursed (R$ Thousand)	8. Amount already acquired (Thousand)	9. Amount already disbursed (R$ Thousand)
01	Preferred		09/Jan/2003	3 months	500,000	0	365,750	2,869
02	Preferred		22/09/2005	1 year	500,000	0	0	0

06.01 - PROCEEDS DISTRIBUTED IN THE LAST THREE YEARS

1. Item	2. Proceeds	3. Approval of Distribution Event	4. Date of Approval Distribution	5. End of fiscal year	6. Net profit or loss in period (Reais Thousand)	7. Amount of proceed per share	8. Type of share	9. Class of share	10. Amount of proceed (R$ Thousand)	11. Beginning date for payment
01	Interest on own capital	Annual shareholders' meeting	21/Feb/2006	31/Dec/2005	40.025	0.4014592000	Common		3,863	28/Apr/2006
02	Interest on own capital	Annual shareholders' meeting	21/Feb/2006	31/Dec/2005	40.025	0.4014592000	Preferred		6,266	28/Apr/2006
03	Dividend	Annual shareholders' meeting	06/Apr/2006	31/Dec/2005	40.025	0.0364278600	Common		350	28/Apr/2006
04	Dividend	Annual shareholders' meeting	06/Apr/2006	31/Dec/2005	40.025	0.0364278600	Preferred		569	28/Apr/2006
05	Interest on own capital	Annual shareholders' meeting	28/Feb/2007	31/Dec/2006	49.469	0.4954928100	Common		4,768	31/May/2007
06	Interest on own capital	Annual shareholders' meeting	28/Feb/2007	31/Dec/2006	49.469	0.4954928100	Preferred		9,220	31/May/2007
07	Interest on own capital	Annual shareholders' meeting	23/Apr/2008	31/Dec/2007	70.207	0.5226391100	Common		5,029	30/May/2008
08	Interest on own capital	Annual shareholders' meeting	23/Apr/2008	31/Dec/2007	70.207	0.5226391100	Preferred		9,725	30/May/2008
09	Dividend	Annual shareholders' meeting	23/Apr/2008	31/Dec/2007	70.207	0.1464043000	Common		1,409	30/May/2008
10	Dividend	Annual shareholders' meeting	23/Apr/2008	31/Dec/2007	70.207	0.1464043000	Preferred		2,724	30/May/2008

06.03 - STATUTORY PROVISIONS ON SHARE CAPITAL

1. Item	2. Type of Share	4. % of Capital Stock	5. Convertible	7. Entitled to vote	8. Tag-Along %	9. Priority on capital reimbursement	10. Premium	11. Type of dividend	12. % Dividend	13. R$/Share
01	Preferred	66.35	No	No	90.00	No	No	Minimum	25.00	0.00
02	Common	33.65	No	Fully	0.00				0.00	0.00

[Translator's Note: This table includes only applicable items presented on the original.]

06.04 – STATUTORY CHANGE IN MANDATORY DIVIDEND

1. Date of Last Amendment to the By-Laws: 23/Apr/2008
2. Mandatory Dividend (% of Profit): 25,00

07.01 - OFFICERS' COMPENSATION AND PROFIT SHARING

1. Officer's Profit Sharing: Yes
2. Amount of Officers Global Compensation (R$ Thousand): 540
3. Frequency: Monthly

07.02 - PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS

1. Final Date of Last Fiscal Year: 31/Dec/2007
2. Final Date of Next Before Last Fiscal Year: 31/Dec/2006
3. Final Date of Second Before Last Fiscal Year: 31/Dec/2005

4. Item	5. Description of participations and contributions	6. Amount of last fiscal year (R$ Thousand)	7. Amount of next before last fiscal year (R$ Thousand)	8. Amount of second before last fiscal year (R$ Thousand)
01	Participations – debenture holders	0	0	0
02	Participations – employees	0	0	0
03	Participations – officers	3,622	3,599	3,383
04	Participations – beneficiaries	0	0	0
05	Contributions to assistance fund	0	0	0
06	Contributions to welfare fund	0	0	0
07	Other Contributions	0	0	0
08	Net Profit in fiscal year	70,207	46,469	40,025
09	Net Loss in fiscal year	0	0	0

07.03 - PARTICIPATIONS IN CONTROLLED AND/OR ASSOCIATED COMPANIES

1. Item: 01	9. End of last fiscal year: 31/Dec/2007
2. Legal Name of Controlled/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A	10. Amount of shares of last fiscal year (Thousand): 57,539,843
3. CNPJ: 61.254.454/0001-83	11. Beginning of next before last fiscal year: 01/Jan/2006
4. Classification: Closed Controlled	12. End of next before last fiscal year: 31/Dec/2006
5. % of participation in capital of invested company: 99.91	13. Amount of shares of next before last fiscal year (Thousand): 57,539,843
6. % of net equity of investor company: 25.56	14. Beginning of second before last fiscal year: 01/Jan/2005
7. Type of company: Business, Industrial and Other Companies	15. End of second before last fiscal year: 31/Dec/2005
8. Beginning of last fiscal year: 01/Jan/2007	16. Amount of shares of second before last fiscal year (Thousand): 57,539,843

09.01 - BRIEF HISTORY OF COMPANY

We operate in the business of publication of books and commercialization of content, through Editora, and of commercialization to retail of books and other articles, through Livraria, which counts on a network of 36 physical stores and the website Saraiva.com. Our businesses are synergic and supplementary. In the fiscal year closed on December 31st, 2007, 40% of net revenue originated from Editora's activities and 60% from Livraria's activities. As regards Adjusted EBITDA, 64% originated from Editora's activities, with a margin of 23.7%, and 36% originated from Livraria's activities, with a margin of 9.2%.

Editora. Editora is one of the main book editors in Brazil, in respect of sales, being a leader in the segment of Legal Books (24.6% of our net revenue in fiscal year 2007) with a significant participation in the segment of administration, economics and account text-books (2.9% of our net revenue in fiscal year 2007) and ranks among the leaders in the segments of Didactic Books (67% of our net revenue in fiscal year 2007) and Para-Didactic Books (4% of our net revenue in fiscal year 2007). Editora also commercializes computerized legal content in CD-ROM media and offers computerized legal products content by the Internet, through the website Portal SaraivaJur, which offers also other related services to visitors, such as agenda of events of the legal community, information on courses and updating of legislation codes. Recently, Editora started activities in the market of teaching from afar under the brand.

Editora has a network of 12 branches, located in important cities in the states of the Country, and 17 authorized resellers.

Livraria. Livraria is the largest network of bookstores in the Country in respect of sales. A reference in the business of books, Livraria introduced into Brazil the concept of Mega Store and was one of the pioneers in electronic commerce in Brazil. With a network of 36 stores, distributed in 14 important Brazilian cities, of which 20 are Mega Stores and 16 are Traditional Stores, Livraria counts on a total sales area of 24.3 thousand sq. m. In 2007, annual sales were approximately R$ 14.7 thousand per sq. m., with a growth of 17.0% in comparison with 2006. The Average Ticket in respect of gross revenues in 2006 was R$ 72.98, with a growth of 15% in comparison with 2006.

Livraria's sales are conducted through (a) Mega Stores, which have sales areas of 460 sq. m. to 1,800 sq. m. and offer up to 54 thousand registered items, in the categories of books, CDs, DVDs, periodical publications, multimedia software, stationery items, electronic items and educational toys, (b) Traditional Stores, having sales areas of 110 sq. m. to 480 sq. m. and offer up to 26 thousand registered items, including books and stationery items, and (c) electronic commerce, through the website Saraiva.com, which has over 300 thousand registered products, in 10 different categories: books, CDs, DVDs, stationery, electro-electronic, electronic games, software, toys and magazines.

History and Development

Our history demonstrates our tradition, pioneering and flexibility in the operation in book editorial and retail markets in Brazil.

Our history began in 1914, when Mr. Joaquim Ignácio da Fonseca Saraiva, a Portuguese immigrant, founded at Largo do Ouvidor, in São Paulo, a small bookshop intended for the commerce of secondhand books. By virtue of the bookshop localization, very close to the Law School of Largo São Francisco, of the personal interest and knowledge on legal literature held by Mr. Joaquim Saraiva, the then named "Livraria Acadêmica" became known by professors and students of law who used to visit the region and specialized in the commerce of legal books, which represent, until present days, an important segment of our businesses.

As time went by, Mr. Joaquim Saraiva began to commercialize new books, stationery items and, as from 1917, to edit Legal Books.

In 1947, Editora became a corporation. As from 1970, we started to edit Didactic Books and Para-Didactic Books and, in 1972, Editora became a public company.

In the 80's, the expansion process of Livraria's network of establishments was initiated, with the opening of several stores in other Brazilian states and at shopping malls.

In 1993, the activities of Saraiva Data Ltda., a company organized by Editora for the purpose of commercializing computerized editorial products in the legal area, were initiated.

In 1996, the first Livraria's Mega Store was inaugurated and, in the same year, Saraiva Data Ltda. was merged into Editora, for the purpose of rationalization gains and resource optimization.

In 1998, the website Saraiva.com was created and Editora acquired Editora Atual, specialized in the segment of Didactic Books which was merged into Editora in 1999.

In 2000, Editora was the first Brazilian public company to guarantee tag-along rights to preferred shareholders, thus preceding the provisions of corporate legislation enacted in 2001. In the same year, Editora launched its Level 1 ADR program in the United States over-the-counter market. Still in 2000, Editora built, in Guarulhos, a new book distribution center and acquired the editorial assets of Editora Renascer; and Livraria inaugurated, in São Paulo, a distribution Center exclusive for the product acquired by Internet.

In 2001, PortalSaraivaJur was launched.

In 2003, Editora acquired Editora Formato, specialized in the segment of Didactic Books and Para-Didactic Books, which was merged in 2004.

In 2006:

• According to Annual Shareholders' Meeting decision, held on January 6, 2006, a bonus was approved, with the attribution of 2,326,920 preferred shares to the common and/or preferred shareholders, in the proportion of 0.10 preferred share for each held preferred or common share;

• Adhesion, in March 2006, to the Differentiate Practices of Corporate Governance Level 2 of Bovespa*;

• Successful performance, on April 2006, of a primary distribution of three million of preferred shares, strengthening the Company's financial position for the studies development and implementation of investment projects;
• Secondary distribution of shares, also on April 2006, held by a few preferred shareholders, which benefited the dilution of the investor's basis.

In 2007:
Pursuant to an investment program established as of capital increase made in April 2006, Saraiva identified opportunities to allocate R$ 41.4 million throughout 2007 in projects with attractive return perspectives.

At Editora, the total amount invested reached R$ 19.1 million, highlighting the entry of new market niches that complement the set of high-quality educational solutions offered to schools:

• Ético Teaching System. In accordance with the Relevant Event disclosed on December 7th, 2007, Saraiva acquired Pigmento Editorial S.A., responsible for commercializing Teaching System Ético, comprised by a didactic material line edited with the most conceptual strictness and by a service line of quality-known pedagogic support. Saraiva has maintained this business unit under the management of its own founder, Mr. José Arnaldo Favaretto, a professional widely experienced in the educational sector, who acted as a professor, author of didactic books and editorial director of renowned editing houses in the sector of didactic books and educational solutions. With such acquisition, Saraiva enters in the Teaching Systems market, which, according to estimates of Company, operates around R$ 500 million, on an annual basis, in Brazil;

• Editora Saraiva Educação Multimídia. Another important strategic operation placed during 2007 was the initiative of Saraiva to create products that meet and advance educational market demands for digital content. Through an association with Houghton Mifflin Harcourt International Publishers, one of the worldwide leading companies in educational software, two first products being launched are multimedia didactic materials for Math and English. Fully aligned to Brazilian curricular parameters, such products count on digital pedagogical solutions that follow use worldwide trends of new strategies and provide dynamism to the teaching and learning manner in schools. First contacts with private schools and high schools are in progress in order to commercialize for the school year of 2009. With total investments predicted in R$ 4 million, the perspective is to have a wide curricular grading for main areas of knowledge during the next years.

In Livraria, an amount of R$ 19.9 million was invested mainly to expand stores network, with the record opening of seven units during 2007. The following shows the expressive growth in sales with the implementation of such expansion project.

The main features of each store opened are the following:
• Norte Shopping, in the City of Rio de Janeiro, with 620 sq. m. of sales area, opened in January 2007;
• Building of College IBMEC, in the City of Rio de Janeiro, with 200 sq. m. of total area total, opened in the end of February 2007;
• Shopping Iguatemi Florianópolis, with 610 sq. m. of sales area, opened in April 2007;

• Shopping Salvador, with 1.280 sq. m. of sales area, the biggest book store of City Capital of State of Bahia, opened in May 2007;
• Novo Shopping, an important business center located in the City of Ribeirão Preto (State of São Paulo), with 400 sq. m. of sales area, opened in June 2007;
• Shopping Santana, with 450 sq. m. of sales area, in the City of São Paulo, opened in October 2007;
• Shopping Paulista, in São Paulo, with 1.000 sq. m. of sales area and privileged location, opened in November 2007. With the opening of this Mega Store, a traditional Saraiva store, located in such shopping mall, was closed.

Another important investment was the remodeling of a Mega Store located at Shopping Iguatemi in the City of Campinas, State of São Paulo. With a new decor and a comfortable environment for our clients, the store was renewed in accordance with actual architecture standards and product mix defined by Management, which has already positively reflected on sales performance of this store by the end of the year.

Corporate Structure


Jorge Eduardo Saraiva
Minority Shareholders
ON: 47.0%
PN: 0.0 %
Total: 15.8%
Saraiva S.A. Livreiros Editores
ON: 53.0%
PN: 100.0%
Total: 84.2%
ON: 99.91%
Livraria e Papelaria Saraiva S.A.

09.02 - OPERATING SECTOR CHARACTERISTICS

Brazilian Market

Brazil is the fifth largest country of the world in population and the largest in Latin America and has approximately 184 million inhabitants. The Brazilian GNP was R$ 2.9 trillion in 2006. In 2007, the Brazilian actual GNP increased 5.4%, Brazilian legal tender (R$) appreciated against US Dollar (US$). In spite of the Brazilian economy being historically characterized by volatility, in recent past, economic performance has been generally positive:

- IPCA increased from 3.1% in 2006 to 4.5% in 2007;
- trade balance showed a record positive balance of US$ 35.8 billion in 2007; and
- R$ appreciated 0.05% against US$ in 2007.

Editorial Market
Brazil is the largest editorial market among South American countries. In spite of such wide scope, the per capita consumption of books in Brazil still is extremely low when compared with the per capita consumption verified in developed countries, such as the United States and some European countries. The average per capita consumption in the Country was, in 2004, only 1.8 book per year (including didactic books), as compared with 9 books per capita per year in the United States and 11 books per capita per year in Japan. The chart below demonstrates such relation:

Per Capita Consumption of Books


12
10
8
6
4
2
0
11
9
7
6
5
5
1,8
Japan
United States
France
Spain
United Kingdom
Italy
Brazil

Source: Estudos Setoriais BNDES [Sector Studies by Social and Economic Development Brazilian Bank]

Such level of consumption may be ascribed, among other factors, to the low level of education of Brazilian population, to low per capita income, to poorly developed reading habits and to shy performance of libraries. However, the Brazilian Government has invested consistently in education. At present, about 97% of children between 7 and 14 years old are already enrolled with elementary and medium education schools. The rate of enrolment with schools of young people between 15 and 17 years old was 33% in 2000 and reached 82.2% in 2006, according to data of IBGE.

The improvement in the Brazilian educational standard may be further observed in the number of years of individuals' average education life. In 1996, Brazilians remained in school for 5.3 years in the average, of which men presented an average school life of 5.2 years against 5.5 of women. With enhanced investments of Brazilian Government in education and programs, such as PNLD, after tem years, school life increased to an average of 6.9 years, an increase of 30% for the period.

Average of Study Years for People at 10 years old or more

Year	Total	Men	Women
		Total	
1996	5,3	5,2	5,5
2001	6,1	6,0	6,3
2006	6,9	6,7	7,0
		20 to 24 years old	
1996	6,9	6,5	7,3
2001	8,0	7,6	8,4
2006	9,2	8,8	9,5
		25 years old or more	
1996	5,4	5,4	5,4
2001	6,0	6,0	6,1
2006	6,8	6,7	6,9

Source: PNAD - IBGE

Besides the increase of years of study per student, enrolments with Brazilian schools have also showed an improvement of educational level. The chart below demonstrates the growth in the number of enrolments from 1994 to 2006 in elementary, high school and university educational level:

Enrolled Students (Private and Public Schools)


32,0
4,9
1,7
33,3
8,9
4,7
1994
2006
Elementary School
High School
College

Source: MEC [Brazilian Education Ministry]; INEP

With respect to illiteracy, Brazil has presented a significant reduction in indicators. Ten years ago, Brazilian illiteracy rate was 13.7%, of which the percentage of illiterates from 10 to 14 years was 8.3% and 14.6% among Brazilians with more than 15 years old. For Brazilians from 10 to 14 years old, age in which is expected that teens is literate, an important reduction in the illiteracy rate occurred, with the index of 2.9% in 2006.

YEAR	Illiteracy Rate for People from 10 years old or more (%)					
	Brazil	Grand Regions				
		North – Urban [(1)]	Northeast	Southeast	South	Center West
			Total			
1996	13,7	10,6	27,3	7,9	7,9	10,3
2001	11,4	9,7	22,2	6,8	6,4	9,2
2006	9,4	7,8	18,9	5,5	5,2	7,4
			10 to 14 years old			
1996	8,3	5,9	20,2	2,0	1,7	2,8
2001	4,2	4,4	9,5	1,2	1,2	1,9
2006	2,9	2,6	6,4	1,1	0,8	1,0
			15 years old or more			
1996	14,6	11,6	28,7	8,7	8,9	11,6
2001	12,3	10,6	24,2	7,5	7,1	10,2
2006	10,2	8,7	20,7	6,0	5,7	8,3

Source: PNAD - IBGE

[(1)] Excluding rural citizens at Rondônia, Acre, Amazonas, Roraima, Pará and Amapá.

The Federal Government, through Law No. 11.033, of December 21st, 2004, reduced to zero PIS and COFINS rates on the sale of books in Brazil as from December 2004. Such reduction in tax burden is intended to stimulate production chain and commercialization of books in Brazil, also contributing for the improvement of indicators above.

Segments of Editorial Market in Brazil

Brazilian editorial market has presented an average growth history with respect to sales around 7.5% per year since 1990. Such factor is due to the economic stabilization after the implementation of Plano Real and investments made by Federal Government directed to the education during the last years. The evolution of such market concerning books and units produced, besides sales and number of units may be observed in the following table:

EDITORIAL MARKET

YEAR	Production (1st issue and reissue)		Sales	
	Books	Units	Books	Invoicing (R$)
1990	22.479	239.392.000	212.206.449	901.503.687
1991	28.450	303.492.000	289.957.634	871.640.216
1992	27.561	189.892.128	159.678.277	803.271.282
1993	33.509	222.522.318	277.619.986	930.959.670
1994	38.253	245.986.312	267.004.691	1.261.373.858
1995	40.503	330.834.320	374.626.262	1.857.377.029
1996	43.315	376.747.137	389.151.085	1.896.211.487
1997	51.460	381.870.374	348.152.034	1.845.467.967
1998	49.746	369.186.474	410.334.641	2.083.338.907
1999	43.697	295.442.356	289.679.546	1.817.826.339
2000	45.111	329.519.650	334.235.160	2.060.386.759
2001	40.900	331.100.000	299.400.000	2.267.000.000
2002	39.800	338.700.000	320.600.000	2.181.000.000
2003	35.590	299.400.000	255.830.000	2.363.580.000
2004	34.858	320.094.027	288.675.136	2.477.031.850
2005	41.528	306.463.687	270.386.729	2.572.534.074
2006	46.026	320.636.824	310.374.033	2.880.450.427

Source: CBL

Editorial market in Brazil may be divided into 4 large segments: didactic and para-didactic books, as intended for education of children in preschool phase, elementary education and high school; general interest books; religious books; and scientific, technical and professional books. The chart below describes the performance of each of those segments in 2006 and 2005.

Production	**Books**			**Units**		
Subsector	**2006**	**2005**	**Change**	**2006**	**2005**	**Change**
Didactic	17,911	15,965	12.2%	171,987,356	171,531,776	0.3%
General	11,650	9,262	25.8%	89,142,704	78,445,459	13.6%
Religious	4,383	4,408	-0.6%	37,491,751	36,348,196	3.1%
Scientific, Technical and Professional	12,081	11,893	1.6%	22,015,013	20,138,256	9.3%
Total	**46.026**	**41.528**	**10.8%**	**320.636.824**	**306.463.687**	**4.6%**

Source: CBL

Sales volume and editorial market invoicing in 2006 presented a growth rate of 14.8% and 12%, respectively, with respect to 2005. A great part of such growth is explained by the increase of purchases from Federal Government throughout 2006, as observed in the table below:

(R$ million)	**Private Market Invoicing**			**Units Sold (thousand units)**		
Subsector	**2006**	**2005**	**Change**	**2006**	**2005**	**Change**
Didactic	872.1	945.5	-7,8%	66.754	69.856	-4,4%
General	615.9	562.5	9,5%	59.899	57.221	4,7%
Religious	242.1	231.3	4,7%	36.905	35.540	3,8%
Scientific, Technical and Professional	418.6	384.7	8,8%	21.504	19.967	7,7%
Total Private Market	2.148.7	2.124.0	1,2%	185.062	182.583	1,4%
Sales to Government	731.7	448.5	63,1%	125.312	87.803	42,7%
Grand Total	2.880.4	2.572.5	12,0%	310.374	270.387	14,8%

• **Main Competitors**

Editora Saraiva offers complete catalogues in the market of didactic and para-didactic, legal and management, economy, business and accounting books. Therefore, Editora Saraiva has competitors for each one of specific scope areas.

In the market of didactic and para-didactic books, Saraiva has as main competitors Editora Ática, Editora FDT and Editora Moderna. The invoicing of such companies in the market of didactic and para-didactic books is thus distributed:

Didactic and Para-Didactic Books 2007


344
295
274
219
73
72
Ática Scipione
FTD/ Quinteto
Moderna
Saraiva Atual Formato
IBEP Nacional
Editora do Brasil

Source: CBL / Balanço das Companhias e Serasa
Editora Moderna and IBEP Nacional (data of 2006)

The most significant segment of the editorial market in Brazil, in sales and number of units sold, is that of didactic books. In 2005, according to data from CBL and SNEL – National Union of Books, sales of didactic books reached R$ 1.394 billion (or 54.2% of total sales of the editorial market), equivalent to the sale of 157.7 million units.

In the segment of didactic book editing, we should consider the relevant participation of PNLD and, recently, of PNLEM, through which the Ministry of Education, under coordination of FNDE [National Fund for Education Development], acquires didactic books intended for students of elementary and high school education for about 165 thousand public schools all over the Country. Through those programs, the Federal Government and the State of São Paulo Government acquired, in 2007, a total of 128.5 million units. Government programs represented sales of R$ 746.5 million in 2007.

The segment of scientific, technical and professional book editing is the third largest in the Brazilian editorial market. In 2006, the sales of those books reached R$ 418.6 million (or 14.5% of total sales in editorial market), equivalent to the sale of 21.5 million units. Law, administration, economics and account books are classified in this segment.

Sales in the segment of editing of general interest books, in 2006, reached R$ 615.9 million (or 21.4% of total sales in editorial market), equivalent to the sale of 66.8 million units. Finally, religious works account for 9.6% of the Brazilian editorial market.

History and Operation of Government Purchase Programs

Since 1929, when the Brazilian Government created a specific body to legislate on the policy for Didactic Books, the National Institute of Book (INL), federal performance in this area has improved, for the purpose of supplying schools in federal, state, municipal and Federal District networks with qualified didactic and para-didactic works and dictionaries. At present, such policy is mainly contained in PNLD and PNLEM.

PNLD

PNLD distributes, at no cost, didactic works for all students from 1st to 8th grades of elementary education public network. As from 2003, special education public schools and private institutions defined by school census as communitarian and philanthropic were included in the program.

Through PNLD, the Federal Government acquires books for students from 1st to 8th grades of elementary education in approximately 143 thousand public schools participating in the program. PNLD consists of a three-year cycle, of which, in the first year new books are acquired for students from 1st to 4th grades of elementary education, in the second year new books are acquired for students from 5th to 8th grades and for students of 1st grade (the only ones to whom is permitted to write on the books, thus making them useless for future reuse), and in third year, only books for replacement of the units bought in the preceding years and which are useless are acquired. Due to PNLD's cyclic characteristic, sales of Brazilian editors that deal with Didactic Books follow such seasonality. In the year of book replacement, sales under PNLD are naturally smaller.

PNLD is maintained by FNDE with financial funds from the Federal General Budget and from education allowance collection. In PNLD's whole history, there have never been problems with default by the Federal Government. PNLD admits two forms of operation: centralized (the steps are entirely incumbent upon FNDE) and decentralized (steps developed by the Federation Units, through the transfer of funds from the Federal Government, through covenant with FNDE).

São Paulo is the only State that presently chooses the decentralization. Therefore, FNDE transfers financial resources to the São Paulo State Education Office, which is in charge of the entire operation of the program.

We present below the main steps in the operation of PNLD.

The notice establishing the rules for enrolment of the Didactic Book is published in the Federal Official Gazette and made available at FNDE's website in the Internet (www.fnde.gov.br). The notice further establishes the term for submission of works by the companies holding copyrights. In order to analyze whether the works submitted conform with technical and physical requirements of the notice, a screening is conducted by the Institute of Technological Researches of the State of São Paulo (IPT). The selected books are sent to SEB [Basic Education Office], in charge of pedagogic evaluation.

SEB selects the specialists to analyze the works, as per criteria disclosed in the notice. The specialists define which books are conform with the notice and prepare summaries of the books approved, which then compose the directory of didactic books. FNDE makes such directory available at its website in the Internet and sends the same printing material to the schools registered with the school census. Didactic books undergo a democratic process of selection, based on the directory of didactic books. Principals and teachers of each school analyze and choose the works to be used in their classrooms.

FNDE then starts the negotiation process with editors, after informing them of the books selected by the teachers and the corresponding quantities. The acquisition is conducted without requirement of a bid, as provided for in Law No. 8.666, of June 21 1993, since the selection of books is made by the teachers. Upon conclusion of the negotiation, FNDE executes the agreement with editors, which start producing the books, under supervision of FNDE's technicians.

PNLEM

PNLEM is a pioneer initiative of the Federal Government, starting from a pilot project in year 2004, when Portuguese and Mathematics books were acquired to be used in public schools of middle education in North and Northeast regions, in school year 2005. The Government of the State of Minas Gerais, in the same year, also acquired Portuguese and Mathematics books for students of middle education of its public schools for use during school year 2005. Within the scope of the pilot project, the Federal Government and the Government of the State of Minas Gerais acquired a total of 4.4 million books from all editors enrolled with the program.

In 2005, the Federal Government incremented the purchase of Portuguese and Mathematics books for middle education for all public schools in Brazil, except those already benefited by the pilot project in the preceding year.

In PNLD and PNLEM, the definition of the quantity of unities to be acquired is provided by schools themselves, in co-partnership with education state and municipal offices. The data disclosed by the school census conducted by INEP serve as parameter for all of FNDE's steps, including for Didactic Books.

The results of the selection process are published in the Federal Official Gazette, for knowledge of States and Municipalities. In case of non-conformity, States and Municipalities may request alterations, provided that the occurrence of mistake is duly proved.

Other Programs

Besides acquiring books for Elementary Education in regular bases and for High School Education as a pioneer in 2004, 2005, 2006 and 2007, the Federal Government conducts all non-recurrent programs for the purchase of books for public schools and libraries. The most important are PNLD Dictionaries, through which the Federal Government acquires dictionaries for use in public schools of elementary and high school education, and PNBE, through which the Federal Government acquires compilations of literature works for students of elementary education and of literature and information for students of youngsters and adults' education.

FUNDEB

The House of Representatives approved, on January 24th, 2006, Proposal for Amendment to the Constitution creating FUNDEB, intended to finance elementary education (kindergarten, preschool, elementary and high school education). The new fund shall be effective for 14 years and will be gradually implanted.

According to the text, the Union will transfer to FUNDEB R$ 2 billion in the first year, R$ 2.9 billion in the second year, R$ 3.7 billion in the third and R$ 4.5 billion as from the fourth year of effectiveness thereof.

FUNDEB will replace FUNDEF and will serve students of infantile, elementary, high school education and youngsters and adults education. FUNDEF entails the investment of funds only to elementary education and expires in September 2006 when it reaches 10 years of creation.

FUNDEB will be formed by 20% of resources from state and federal taxes, as distributed among each State and Municipalities thereof, in proportion to the number of students of the several degrees and modalities of basic education, as enrolled with the relevant public education networks. The minimum expenditure per student under FUNDEB shall not be lower than as established by FUNDEF.

FUNDEB represents a great improvement in comparison with FUNDEF, as it enlarges significantly the funds for education and the offer of places in public network for students of all educational levels.

Book Retail Market

The book retail market in Brazil is quite fragmented and characterized by the co-existence of small bookshops and large store networks. At present, there are approximately 1,500 bookstores all over Brazil, more than 70% of which are located in South and Southeast regions of the Country. The States of São Paulo and Rio de Janeiro represent about 65% of book retail sales in Brazil. While the average consumption per capita in the Country is only 1.8 book per year (including didactic books), the United States have a consumption of 9 books per year and Japan, a consumption of 11 books.

The distribution of bookstores in the Brazilian territory is extremely uneven: out of 5,700 Brazilian municipalities, only 10.5%, that is, 600 thereof, have regularly installed bookstores. In addition to a very uneven distribution in the Brazilian territory, the number of bookstores in Brazil is much lower when compared with other countries, even those in development.

In addition to using bookstores, the book retail market develops in other distribution and sales vehicles, such as, for instance, stationery stores, bazaars and schools, which has been increasingly changing into points of sales in school periods. Newsstands also have been a vehicle for the sale and dissemination of low-cost books. However, one of the sales vehicles that has called most the attention of professionals in the book retail market is Internet. Electronic commerce has developed all over the world, in all sectors of economy, by virtue of

the comfort, agility and easiness for purchasing goods, without need to go to the stores. Such trend is also verified in the Brazilian market, among large bookstores.

09.03 – SEASON PERIODS IN BUSINESSES

An import characteristic involving Editora's operations is the seasonality of editorial market, where it operates.

In 2007, about 84% of Editora's sales are concentrated in the first and last quarters of each year, respectively, in the "return to school" period and in the period of sales of didactic books within the scope of PNLD and PNLEM. The chronology of the sales of didactic books within the scope of PNLD, however, may undergo slight variations, concentrating more in the end of the year or beginning of the following year.

Under PNLD/2008 (a program contracted in late 2007, under which books were acquired for school year 2007), for instance, 100% of Editora's sales for the program occurred in the 4th quarter of 2007. The market seasonality where Editora operates prevents a comparative analysis from one quarter to the other in the same fiscal year. The sales revenue in the scope of the programs is accounted for to the extent that Editora delivers the books contracted.

Editora's sales in the remaining portion of the year are distributed almost evenly, although the 3rd quarter may present higher amounts on account of the beginning of classes in law, administration, economics and accounting schools, whose school period is most times half yearly.

10.01 - PRODUCTS AND SERVICES OFFERED

1. Item	2. Main Products and/or Services	3. % Net Revenue
01	Didactic and Para-Didactic Books	71.18
02	Legal Books	24.71
03	Computerized Legal Products	0.26
04	General Interest Books	0.90
05	Economics and Administration Books	2.95

10.02 - RAW MATERIALS AND SUPPLIERS

1. Item	2. Raw Materials	3. Import	4. Amount of Import (R$ Thousand)	5. Available Local Market	6. Available Foreign Market	7. Name of Provider	8. Type of Provider	9. % Supply on Company total purchases
01	Paper	No	0	Yes	Yes	Unconnected	VCP - VOTORANTIN CELULOSE E PAPEL	65.37
02	Paper	No	0	Yes	Yes	Unconnected	RIPASA S/A CELULOSE E PAPEL	13.73
03	Paper	No	0	Yes	Yes	Unconnected	SUZANO BAHIA SUL PAPEL E CELULOSE S/A	20.90

10.03 - MAIN CLIENTS PER PRODUCTS AND/OR SERVICES

1. Item	2. Item	3. Name of Product / Name of Client	4. % of Client's Participation in Net Revenue
001		Didactic Books	
001	001	FNDE (FUNDO NACIONAL DE DESENVOLVIMENTO DA EDUCAÇÃO)	38.74
002		Didactic, University, Econ/Adm., CD-ROM, General Interest	
002	002	Others (none corresponding to more than 10%)	61.26

11.01 - PRODUCTION PROCESS

Editing activity consists, mainly, in organizing and formatting proprietary content for publication.

Authors of books intended for elementary, high school and university levels of education regularly send their originals to our pertinent editorial departments, for the purpose of publication thereof. In parallel, we constantly seek for new talents who may complete possible gaps in our catalogue, in addition to authors of works whose content may be used in the edition of books in segments related to economics, administration and accounting, such as tourism, hotel administration, international relations, social communication and businesses. Such process has ensured, in the last years, the permanent updating of our catalogue.

After a first contact with the authors, the editing effort starts with the content definition and a working proposal. Editing projects are first analyzed from the point of view of their teaching methodologies and proposals, as well as in respect of their market potentialities. A great editing effort is focused on the feasibility of such projects, in a process that requires constant interaction between editors and authors.

After evaluation of its content, the text approved for editing still needs to receive a special treatment from production and art sectors. The formatting of a work to be edited also involves the work of personnel specialized in copy desk, composition, diagramming activities, review of proofs, illustrations and photoliths. Once the electronic editing is completed, the photoliths are produced or made available in the digital files of the works, they being the base for printing the units of books.

11.02 - COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORTS

Business areas

Editora's Businesses

<u>Products</u>
At present, Editora develops the following editing lines: Didactic Books, Para-Didactic Books, Law Books, Economics Books, Administration and Accounting Books and General Interest Books. Editora further commercializes electronic legal publications in CD-ROM and through portal SaraivaJur. During the year of 2007, Editora closed two important strategic deals to aggregate more value to educational solutions offered, with the acquisition of Pigmento Editorial S.A., in charge for commercializing Ético Teaching System, and the market launching of multimedia digital contents through the association entered with Houghton Mifflin Harcourt International Publishers, one of the leading education software company worldwide.

Editing of Didactic Books and Para-Didactic Books for students of elementary and high school levels consists in one of Editora's most important businesses. The editing line of

Didactic Books and Para-Didactic Books accounted for 27.5% of total consolidated sales of Saraiva Group in 2007.

The projects of didactic – and para-didactic – nature under Saraiva, Atual and Formato seals include the launching of comprehensive content works, in line with the several pedagogic directions, including MEC directives. Almost all disciplines of the school curriculum are served by Editora's catalogue: biology, physics, chemistry, mathematics, geography, history, Portuguese language, philosophy, arts, English and Spanish languages, in addition to reference works, such as geographic atlas and dictionaries.

Editora is the most traditional editor of legal content in the Country, it believing to lead the sector with approximately 40% of the market, the remaining of the market being divided into many competitors. In 2007, the law book segment represented 9.5% of total consolidated sales of Saraiva Group.

The editing line of Editora's law books may be subdivided into 3 distinct segments: the segment focusing university public (law students), the segment focusing law professionals (acting lawyers, justice attorneys, judges and others) and legal legislation and codes. Among the three, the university market is the one that grows most.

Editora also seeks to edit books in areas related to administration, economics and accounting. Related areas are understood as being complementary and/or ancillary disciplines in administration, economics and accounting courses, such as, for instance, tourism and hotel management.

In addition to books sales, Editora also edits and commercializes legal information in electronic media in retail networks or under subscription. This editorial line, which bears the brand Saraiva Data consists of several products in CD-ROM format: LIS (Saraiva Computerized Legislation), JUIS (Saraiva Computerized Case Law), the Contests Line and the so called Legal Models.

The LIS contains all higher-level federal legislation in force and lower-level rules, and is commercialized in spare editions or through half-yearly or yearly subscriptions, with bi-monthly updating. The JUIS consists in the compilation of case law abstracts, as obtained based on agreements executed with several courts in the Country. The commercialization is similar to LIS' and updating is quarterly. The Contests Line is intended for preparation to public careers and the Legal Models are petition models intended to help the law professional in labor, criminal and civil areas.

Editora is also a pioneer in the commercialization of legal content through electronic means in the Internet. Portal SaraivaJur offers to its clients, in addition to computerized legal products that are commercialized in CD-ROM – LIS and JUIS, with the advantage of a daily updating, works by Editora's authors, labor case law and a series of services to law operators, such as agenda of events of the legal community, information on Contests, jurists' articles, classified articles, updating of codes, clipping, abstracts of publications selected from the Federal Official Gazette and information from Editora's catalogue of legal books.

Suppliers

The main raw material used by Editora is paper. Paper industry has a cyclic nature, being sensitive to changes in demand and offer, which are affected by worldwide and Brazilian economic conditions. The price of the paper produced by Editora's suppliers follows the prices of paper applied in the remnant of the world. For those reasons, Editora does not execute medium and long-term contracts with its paper suppliers. During year 2007, paper accounted for approximately 45% of Editora's costs.

Presently, Editora's supply chain is formed by three main domestic suppliers of paper, namely, Votorantim Celulose e Papel S.A. (VCP), Ripasa S.A. Celulose e Papel (Ripasa) and Suzano Bahia Sul Papel e Celulose S.A. (Suzano). It should be noted that, in 2005, VCP, together with Suzano, acquired Ripasa's control. The operation conclusion is still pending approval by the applicable public bodies.

In additional to paper, Editora contracts graphic services in the market. In view of the reasonable offer of graphic services in the market, Editora does not depend significantly on any supplier of graphic services. In 2007, the main providers of graphic services to Editora were: Editora Parma Ltda., Prol Editora Gráfica Ltda., Artes Gráficas e Editora SESIL Ltda., Oceano Indústria Gráfica e Editora Ltda. and Yangraf Gráfica e Editora Ltda.

Editing Process

Editing activity consists, mainly, in organizing and formatting proprietary content for publication.

Authors of books intended for elementary, high school and university levels of education regularly send their originals to our pertinent editorial departments, for the purpose of publication thereof.

In parallel, we constantly seek for new talents who may complete possible gaps in our catalogue, in addition to authors of works whose content may be used in the edition of books in segments related to economics, administration and accounting, such as tourism, hotel administration, international relations, social communication and businesses. Such process has ensured, in the last years, the permanent updating of our catalogue.

After a first contact with the authors, the editing effort starts with the content definition and a working proposal. Editing projects are first analyzed from the point of view of their teaching methodologies and proposals, as well as in respect of their market potentialities. A great editing effort is focused on the feasibility of such projects, in a process that requires constant interaction between editors and authors.

After evaluation of its content, the text approved for editing still needs to receive a special treatment from production and art sectors. The formatting of a work to be edited also involves the work of personnel specialized in copy desk, composition, diagramming activities, review of proofs, illustration and photoliths. Once the electronic editing is completed, the photoliths are produced or made available in the digital files of the works, they being the base for printing the units of books.

Our relationship with authors is formalized upon execution of copyright contracts.

Distribution of Printed Books and Logistics

- Governmental Purchases
Editora participate actively in the official programs for purchase of books. The most important are PNLD, PNLEM and PNBE. In contracts for supply of books within the scope of those programs, terms are established for dispatch by Mail Service, which compels to prior logistic planning, whose processes are widely mastered by Editora. To produce and deliver the books related to such purchases, Editora hires temporary personnel, who help in book mixing and dispatch tasks.

The mixing process consists in the preparation of books packs under the standards required by the Mail Service, so that each school receives, as duly packed, the exact quantity of previously requested books. Such books are directly dispatched from Editora's premises to the schools, by Mail Service, which occasionally installs special assistant stations at Editora's distribution center, in periods of higher demand.

- Private Market
Sales to private market, the traditional channel for book distribution to retail market is Editora's branch network and its authorized representatives. The latter work only with Didactic Books and Para-Didactic Books, mainly due to the seasonal characteristic of this editorial segment.

Editora was one of the first editors in the Country that chose for distribution of its books by using branches instead of the traditional commercial representatives or distributors. The strategy of replacing representatives by branches, which count on personnel trained and qualified in serving the clients all over the country, enabled Editora to win a higher market share, in particular for the legal-book editorial line.

Editora's branches are equipped with premises of their own for sales operations to local retail and distributors, as well as to promote the titles with teachers of elementary, high school and university education. Each branch holds a show room for the products of Editora's editorial lines, professionals specialized in sales and disclosure of the Company's catalogue and space to receive professors from university and high school and elementary education areas. The disseminators, who are sales professionals acting with professors and schools, work in cars supplied by Editora in their visits to schools and universities of almost the entire Brazilian territory.

Editora's distribution policy is directed to quickly supply and replace the supply to its clients as spread out all over Brazil.

Therefore, Editora counts on a distribution center located in Guarulhos, in charge of receiving, storing, handling and dispatching all titles of its catalogue to its 12 branches.

Editora's branches are strategically located all over the Country and hold warehouses capable of storing and supplying the sales for their respective regions. Some of these branches further

count on the support of 17 authorized resellers. These resellers only commercialize Didactic Book and Para-Didactic Books, the most seasonal segment and whose demand is concentrated in a certain period of the year.

Editora's system for product delivery is quite simple, functional and economic. Books are transferred to the branches by outsourced carriers, under required standards that gather price, delivery times, quality and safety. Thus, Editora has full flexibility in respect of the volumes transported without using capital to acquire fixed assets.

Usually, the orders are prepared and dispatched at an interval of 4 to 24 hours. In the "return to school" period, such time is extended to 24 and 48 hours, as applied to any product available.

For distribution of Law Books and Economics, Administration and Accounting Books, Editora counts, in each branch, on a team of specialized professionals, which helps in the dissemination of the contents with educational establishments and professors. Branches enable a differentiated service to each region of the Country, subject to the peculiarities and needs of each of them.

- Content Distribution through Electronic Media
Content in CD-ROM (LIS, JUIS, Legal Models and Contests Line) and updates thereof are made available to subscribers through remittance by Mail Service and also by retail sales.

Content made available in the Internet (LIS and JUIS) is commercialized through sales by subscription.

Sales

In 2007, Editora accounted for 39% of Saraiva Group's gross sales.

In 2006, about 84.4% of Editora's sales concentrated between its last quarter and the first quarter of the following year, in consequence of the seasonality that characterizes the editorial market where Editora operates. Such concentration, as recurrent in Editora's operations, is caused by two main factors: (i) the "return to school" period, in the 1st quarter of each year, and (ii) the sale of Didactic Books within the scope of PNLD and PNLEM, which generally occurs between the 4th quarter of a year and the 1st quarter of the following year.

Editora's sales in the remnant of the year are almost evenly distributed, although the 3rd quarter may present higher amounts because of the beginning of classes at law, administration, economics and accounting schools, whose school period is most times half yearly.

Clients

Editora's main clients in Didactic Book and Para-Didactic Book segments are the Federal Government and the Government of the State of São Paulo, which contributed, in 2007, with 38.7% of Editora's total gross revenue and with 54.8% of gross revenue from sales of Didactic Books and Para-Didactic Books. Another important client of Editora in this segment

is Livraria itself that, in 2007, accounted for 5.7% of Editora's sales, of which total, 1.2% were products from the editorial line Didactic Books and Para-Didactic Books. We also performed sales of Didactic Books and Para-Didactic Books to our authorized resellers.

Law Books, Administration, Economics and Accounting Books and General Interest Books are primarily sold to bookstores, through our branches.

On its turn, the target public for electronic media content is lawyer firms, companies, lawyers, judges, public attorneys, among others.

Marketing

Our marketing policy in respect of our editorial lines is mainly based on the disclosure of our publications with teachers of elementary and high school education, both from public and private schools, as well as with university professors interested in our editorial lines. In Brazil, the adoption of books in elementary and high school levels of education is decided by the teachers, for which reason the presence of a well-dimensioned and country-encompassing network of branches and representatives is important.

Therefore, we count on a register of approximately 132 thousand names of teachers of elementary and high school education, who receive direct mails with information on our launchings and Editora's news. The marketing policy further includes actions in specialized printed media, telemarketing and promotional material in our points of sales. Additionally, we offer, at no cost, units of Didactic Books and Para-Didactic Books, so that teachers become aware of the content of each work.

Actions with university market are directed to professors of this educational level. Our register counts on approximately 31.0 thousand professionals in the areas of administration, economics and accounting and 21.3 thousand names of law professors. These professors, receive, at no cost, some of our publications in their respective areas. Additionally, we have a register of 130 thousand operators and professionals of law, who receive periodically the BIS – Boletim Informativo Saraiva (Saraiva's Information Report). This bulletin supplies information on our books catalogue. In addition of the work of dissemination to teacher of the titles of our editorial lines, we offer assistance thereto by making available periodical updates of books and structured presentations on relevant academic themes, which may be accessed in the websites SaraivaJur and SaraivaUni.

Portal SaraivaUni's target public is university professors of administration, economics and accounting areas. This electronic address counts on 39 thousand registered professors and offers support material to the content of our edited books and high aggregate value services, such as, the "Bank of Tests", a customized automated system containing a large quantity of extra questions for formatting evaluations to be applied in classroom, among others.

In order to disseminate our editorial lines with clients all over the Country, we count on a team of approximately 86 disseminators, distributors and our network of 12 branches spread out all over the Country.

Credit Policy

Our financial area establishes a credit limit for our clients according to objective criteria, such as economic-financial capacity, capitalization, indebtedness, sales, liquidity ratio, margins and shareholders' equity. It also adopts a credit policy involving the evaluation of the history of orders, past performance and clients' risk ranking.

As a general rule, our sales are accomplished in installments and we grant credit for approximately 35 days for editorial lines of Didactic Books and Para-Didactic Books and for 45 to 60 days for the other editorial lines.

In case of default, we first block the client's sales limit and, next, we send a collection letter or request a position from client by telephone. After 60 days, we send the case to officers specialized in collection. As a last resource, the cases are evaluated from the legal point of view for remittance of the request for execution or bankruptcy.

- Didactic Books and Para-Didactic Books
Editora's editorial line of Didactic Books and Para-Didactic Books is the fourth largest in the Country in sales, it ranking behind of editorial groups Ática-Scipione, FTD and Moderna only. The 3rd place in sales is held by Editora Moderna and the 5th place, by Editora Ibep Nacional.

- Law Books
Editora is the most traditional editor of legal content in the Country, leading such sector with approximately 40% of the market, with the remnant of the market being divided among several competitors.

Editora's main competitors in this segment are Editora Revista dos Tribunais (RT), Editora Atlas, Editora Forense, Editora Malheiros and Editora LTR.

- Administration, Economics and Accounting Books
In the segment Economics, Administration and Accounting, Editora's main competitors are Editora Atlas, Editora Campos (Reed Elsevier), Editora Pearson, among others.

- SaraivaJur
Portal SaraivaJur's competitors are grouped in 3 different groups: (a) traditional editors of legal content (such as Revista dos Tribunais and Forense), (b) public websites (such as the websites www.planalto.gov.br, www.stf.gov.br and www.stj.gov.br) and (c) websites for service provision and office automation (such as www.jusnavigandi.com.br and www.direito.com.br), which may be direct or indirect competitors.

Livraria's Businesses

Products
At Livraria, we commercialize through our Traditional Stores, Mega Stores and the website Saraiva.com: books, CDs, DVDs, periodical publications, multimedia software, stationery items, toys, data processing articles, electro-electronics, electronic games, software and magazines.

Suppliers
The main suppliers of books, stationery items and audio and video products for resale are Editora, Editora Ática S.A., Editora FTD S.A., Editora Moderna S.A., Editora Scipione Ltda., Cia. Das Letras, Sony Music do Brasil Ltda., BMG do Brasil Ltda., Polygram do Brasil Ltda., Disal S.A., Editora Atlas S.A., Editora Record S.A., Rocco and Warner. None of the suppliers accounts for more than 10% of our total purchases. About 5.2% of Livraria's purchase volume is conducted with Editora.

Our Stores
- Traditional Stores
Our Traditional Stores have areas of sales oscillating between 110 sq. m. and 480 sq. m. and operate with an average of 13 employees. The number of items offered at a Traditional Store is less than at a Mega Store and is basically concentrated in stationery items and books. As an average, a Traditional Store has 26 thousand registered items.

- Mega Stores
In 1996, we introduced in the Country the Mega Stores, which brings a new concept of bookstore. Out of our 20 Mega Stores, 17 are located at shopping centers and have areas oscillating between 370 sq. m. and 1,800 sq. m.. Such stores operate with an average of 44 employees. All stores are computerized and have optical reading terminals spread out through the ambient, which enable consumer to locate products and consult prices. Mega Stores offer to our consumers a more complete product mix than Traditional Stores. In addition to books and stationery items, Mega Stores offer CDs, DVDs, periodical publications, software, multimedia articles, toys and electronic articles. The number of registered items offered in one of our Mega Stores reaches 54 thousand.

The concept of Mega Store seeks to fidelize client by means of a pleasant and well dimensioned physical environment. Therefore, our Mega Stores offer areas with a pleasant lighting, suitable signaling, differentiated treatment and cybercafes, where our clients may also Access the Internet. Cybercafes are operated by specialized companies that rent the spaces of the stores. Mega Store purpose is to appreciate the purchase experience of our clients, by keeping them more time at the stores and stimulating purchases by impulse.

- Saraiva.com
We were one of the first Brazilian companies to enter in the electronic commerce of books, CDs and DVDs through our website Saraiva.com. Presently, our website offers to Internet users over 300 thousand products, in 10 different categories: books, CDs, DVDs, stationery, data processing, electro-electronics, electronic games, software, toys and magazines.

The sales of our unit for operations in the Internet represented 32.1% of Livraria's sales in 2007, or R$ 156.5 million.

Product Distribution and Logistics
There is much synergy between the operations at our Physical Stores and our online operations. With over 90 years of history, we are a brand acknowledged by Brazilian consumers, which facilitates the capture of clients without a need of high investments in marketing. Additionally, the scale of operations at our Physical Stores allows privileged

negotiations with suppliers, not only regarding prices but also in the easiness of treatment on account of the relationship we constructed with the editorial market.

Editorial market is much pulverized in Brazil and there is not a large book wholesaler, which requires from retailers an additional relationship effort with over 1,000 Brazilian editors. Such process is widely mastered by Livraria, which understands it as being one of its competitive advantages.

On the other hand, investments in inventory at Saraiva.com are minimized by the use of the inventory available at Physical Stores. Goods not available at Saraiva.com's warehouses are automatically requested to the stores, which segregate them and send them to the warehouse for online operations, the place where they are prepared for remittance to clients. For this reason, Saraiva.com minimizes the capital invested in inventory. Any products that, for some reason, are not available in stores' inventory are directly ordered to our suppliers.

Physical Stores, on the other hand, benefit from the geographical scope of the website Saraiva.com, which may be accessed from any part of the world. Electronic commerce is further an important tool for sales capture at Physical Stores. When a product is not available at one store, the client may order it through Saraiva.com at the very store and receive it in the comfort of his house or at the address suitable thereto. We believe that this process exceeds our clients' expectations, as their purchase experience is appreciated at most.

We operate with two warehouses, basically: the cross-docking, in charge of supplying the Physical Stores, which does not store relevant inventory (only segregates purchase orders for distribution among the network stores) and the central warehouse of Saraiva.com, which only stores most sold items and those having a quick turn-over. Saraiva.com's orders that are not available at its warehouse are automatically requested to the stores through Livraria's systems.

All requests for a new supply at the stores are automatically made by Livraria's systems and managed by the central administration. Centralization in the supply to stores enables scale purchases, thus reducing costs and rationalizing the management of available items.

The transport from Livraria's distribution center to each of its stores is provided by outsourced freight services.

Saraiva.com's distribution system includes an exclusive distribution center and uses the structure of the other business units of Livraria. Whenever an order is processed, the system conducts a search of the item requested in the distribution centers and network stores, dispatching the order to client by mail, within the shortest time possible.

Clients

Our base of clients consists of a wide and diversified public, which looks at our stores and our website for leisure, culture and entertainment.

We receive approximately 20 million visits per year in our 36 Physical Stores, which generate about 6.7 million business transactions.

Marketing

The strategic purpose of our marketing efforts is to fix our mark with our clients. Therefore, our publicity campaigns look for differentiation of attributes, such as, price, product variety and purchase experience. In view of the sector where we operate, every year, between the months of January and March, we conduct a "return to school" special campaign, a period when our stores undergo a significant increase in sales. Our intention is to continue investing consistently in marketing campaigns.

Internet is also an important marketing and business intelligence tool, to the extent that our administrators may access, on an organized base, the profile of Saraiva's client, anticipating his needs according to consumption cross information.

One of our important initiatives was the introduction of a fidelization card for clients named SaraivaPlus. The card's logics consist in the accumulation of points that may be converted into discounts in future purchases. However, more than a simple discount and fidelization program, SaraivaPlus may become, as time goes by, an important tool for relations with our clients at Physical Stores and Internet. We have conditions to identify purchase habits and preferences of each of SaraivaPlus' users, maximizing the investment in marketing and thus aggregating higher value to our clients' purchase experience.

We obtain data on our clients by enrollment with SaraivaPlus, as well as at the time of purchase at Physical Stores and Internet. We use this data to send direct mail, containing information on news and promotions, with clients' prior agreement.

Credit Policy

In 2007, 37.5% of our sales were made at sight, 63.0% by credit card and 1.5% in installments. Regarding sales through Saraiva.com, 85.3% were made by credit card.

Saraiva Card

A partnership entered with Banco do Brasil to market a Saraiva credit card. Offering a wide range, this international credit card reinforces the institutional valuation of brand Saraiva, also generating savings with management rates and allowing a bigger narrowing of our relationship with clients. It was launched as a pilot project in October 2007, and until the end of February 2008 more than 11.5 thousand cards have been issued.

Competitors

We believe that we are the largest network of bookstores in the Country, both regarding área and sales. Our main competitors in Physical Stores are the following: Livraria Cultura, Livraria Siciliano, Livraria Sodiler, Livraria Nobel, Livraria Laselva, FNAC, among others.

Through our business unit Saraiva.com, we are one of the leaders in the book electronic commerce market. In virtual operations, our main competitors are Livraria Siciliano, FNAC, Livraria Cultura, Submarino and Lojas Americanas.

The virtual market is extremely competitive, but has not presented important growth rates in the last years. We intend to diversify our current product line in the Internet, whose leading product is presently the book, benefiting from the potentialities still offered by the Brazilian online market, in terms of growth in next years.

Exports

Not applicable to the Company.

11.03 - POSITIONING IN COMPETITION PROCESS

Overview

We operate in the business of book editing and content commercialization, through Editora, and of retail commercialization of books and other articles, through Livraria, which counts on a network of 36 Physical Stores and the website Saraiva.com. Our operations are synergic and supplementary. In fiscal year ended on December 31st, 2007, 40% of net revenue originated from Editora's activities and 60% from Livraria's activities. Regarding Adjusted EBITDA, 64% originated from Editora's activities, with a margin of 23.7% and 36% originated from Livraria's activities, with a margin of 9.2%.

(In R$ Thousand, except Adjusted EBITDA Margin)

	Fiscal year ended as of December 31st,						**Change 2006/2005**	**Change 2007/2006**
	2005(3)		**2006**(3)		**2007**(3)			
Total Net Revenue (1)(2)	477,246		550,941		733,492		15,4%	33.1%
Editora	233,330	48.0%	247,507	42.6%	309,081	42.6%	6,1%	24.9%
Livraria	253,115	52.0%	316,116	57.4%	441,677	57.4%	24,9%	39.7%
Total Adjusted EBITDA	76,333		73,806		113,276		-3,3%	53.5%
Editora	60,350	79.1%	54,819	74.0%	72,733	64.0%	-9,2%	32.7%
Livraria	15,983	20.9%	18,986	26.0%	40,543	36.0%	18,8%	113.5%
Adjusted EBITDA Margin								
Total	16.0%		13.4%		15.4%		-2.6 p.p.	2.0 p.p.
Editora	25.9%		22.1%		23.7%		-3.8 p.p.	1.6 p.p.
Livraria	6.3%		6.0%		9.2%		-0.3 p.p.	3.2 p.p.

(1) Sales from Editora to Livraria are excluded from total consolidated sales.
(2) The amount expressed in R$ are nominal, thus they do not include inflation in the period.
(3) The percentages are calculated by taking into account the total net revenue, including sales from Editora to Livraria.

Editora. Editora is one of the main book editors in Brazil, in respect of sales, being leader in the Law Books (24.6% of our net revenue in fiscal year 2007), with a prominent share in the segment of administration, economics and accounting text-books (2.9% of our net revenue in fiscal year 2007), and ranking among the leaders in the segments of Didactic Books (67.4% of our net revenue in fiscal year 2007) and Para-Didactic Books (4.3% of our net revenue in fiscal year 2006). Editora also commercializes computerized legal content through CD-ROM

media and offers the content of computerized legal products by the Internet, through the website Portal SaraivaJur, which also offers other related services to visitors, such as agenda of events of the legal community, information on contests and updates of legislation codes. Recently, Editora started activities in the market of teaching from afar under the mark ViaSaraiva

The chart below presents Editora's results for years 2004 to 2006.

(In R$ Thousand, except Gross Margin and Adjusted EBITDA Margin)

	Fiscal year ended as of December 31st			Change 2006/2005	Change 2007/2006
	2005	2006	2007		
Net Revenue[1]	233,330	247,507	309,081	6.1%	24.9%
Gross Profit	161,594	167,688	202,332	3.8%	20.7%
Gross Margin	69.3%	67.8%	65.5%	-1.5 p.p.	-2.3 p.p.
Adjusted EBITDA	60,350	54,819	73,161	-9.2%	33.5%
Adjusted EBITDA Margin	25.9%	22.1%	23.7%	-3.8 p.p.	1.6 p.p.

(1) The amounts expressed in R$ are nominal, thus they do not include inflation in the period.

Editora has a network of 12 branches, located in important cities of the Country States, and 17 authorized resellers.

The map below shows the distribution of branches and resellers in Brazil.


RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
PI
AC
RO
MT
TO
BA
SE
DF
GO
MG
ES
MS
SP
RJ
PR
SC
RS
Branches
São Paulo: Distribution Center
Authorized Vendors

Livraria. Livraria is the largest network of bookstores in the Country in respect of sales. A reference in the business of books, Livraria introduced into Brazil the concept of Mega Store and was one of the pioneers in electronic commerce in Brazil. With a network of 36 stores, distributed in 14 important Brazilian cities, of which 20 are Mega Stores and 16 are Traditional Stores, Livraria counts on a total sales area of 24.3 thousand sq. m. In 2007, annual sales were approximately R$ 14.7 thousand per sq. m., with a growth of 17.0% in comparison with 2006. The Average Ticket in respect of gross revenues in 2006 was R$ 72.98, with a growth of 15% in comparison with 2006.

Livraria's sales are conducted through (a) Mega Stores, which have sales areas of 460 sq. m. to 1,800 sq. m. and offer up to 54 thousand registered items, in the categories of books, CDs, DVDs, periodical publications, multimedia software, stationery items, electronic items and educational toys, (b) Traditional Stores, having sales areas of 110 sq. m. to 480 sq. m. and offer up to 26 thousand registered items, including books and stationery items, and (c) electronic commerce, through the website Saraiva.com, which has over 300 thousand registered products, in 10 different categories: books, CDs, DVDs, stationery, electro-electronic, electronic games, software, toys and magazines.

(In R$ Thousand, except Same Store Sales(1) and Average Ticket(2) (3))

	Fiscal year ended as of December 31st			Change 2006/2005	Change 2007/2006
	2005	**2006**	**2007**		
Net Revenue					
Physical Stores	194,574	229,242	301,458	17.8%	31.5%
Saraiva.com	58,542	86,874	140,219	48.4%	61.4%
EBITDA	15,983	18,986	40,543	18.8%	113.5%
Physical Stores	7,448	8,341	22,916	12.0%	174.7%
Saraiva.com	8,535	10,645	17,627	24.7%	65.6%
EBITDA Margin					
Physical Stores	3.8%	3.6%	7.6%	-0.2 p.p.	4.0 p.p.
Saraiva.com	14.6%	12.3%	12.6%	-2.3 p.p.	0.3 p.p.
Same Store Sales (Net Revenue)					
Physical Stores	9.9%	12.5%	17.0%	2.6 p.p.	4.5 p.p.
Same Store Sales (Gross Revenue)					
Physical Stores	4.2%	11.8%	16.2%	7.6 p.p.	4.4 p.p.
Average Ticket (R$) (Net Revenue)					
Physical Stores	44,73	49,46	54,98	10.6%	11.2%
Saraiva.com	74,32	99,89	117,29	34.0%	17.4%
Average Ticket (R$) (Gross Revenue)					
Physical Stores	49,89	54,69	60,34	9.6%	10.3%
Saraiva.com	81,03	111,93	130,93	38.1%	17.0%

(1) The Same Store Sales growth in a certain period is calculated by diving total sales of stores opened in the period, by total sales of the same stores opened on the same date of the preceding period under analysis. Such

number may be different from the number that would result by dividing total sales of the stores opened in such period, by total sales of the stores opened on the same date of the preceding period under analysis.
(2) Revenue (gross or net) in the period, divided by the number of bills of sales issued in the same period.
(3) The amounts expressed in R$ are nominal, thus, they do not include inflation in the period

The map below indicates the distribution of Physical Stores in Brazil:


RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
1
TO
AC
RO
MT
BA 1
DF 1
GO
1
MS
MG
ES
SP
21
RJ 8
PR 1
SC
1
1 RS
36 Stores

Our Strengths

We believe that Saraiva Group's strengths are the following:

• *Leadership.* In 2007, we were leaders in the internal market of book retail sales, in number of books sold and net sales. We are a reference in edition and commercialization of law books in Brazil. Our books integrate the life of most of law operators since their entry into university, accompanying them during their whole career. Our leadership derives from the creditworthiness conquered by offering selected quality products in addition to the constant updating of our catalogue. Tradition associated to pioneering. We have operated for over 90 years in Brazil, with a strong presence in editorial market and in book retail market. During this period, we built a strong brand, of acknowledged quality, in the Country. We believe that the strength and acknowledgment of our brand, associated to our flexibility in answering market trends and our clients' requirements, are a competitive advantage that triggers our

businesses and lead to the maintenance of a solid base of consumers. We are pioneers in several of the areas where we operate. In editorial activities, we were the first to commercialize legal content in CD-ROM media and one of the first, in the Internet. In 2005, we entered into the business of teaching from afar and started commercializing customized editions of books in co-partnerships with educational institutions. At present, we are studying the possibility of selling books per chapter in the electronic media. In retail activities, we introduced in Brazil the concept of Mega Store and, in electronic commerce, we knew how to benefit from the demand for the sale of products in the Internet, thus expending our product mix. Regarding corporate governance, we were the first Brazilian open company to guarantee tag-along rights to holders of preferred shares and one of the first to provide, in our By-laws, for a differentiated policy for dividend distribution.

• *Domestic Presence.* We have a service network in a large portion of Brazil. In editorial activities, we count on 12 branches spread out all over Brazil and on the support of 17 authorized resellers. Such distribution and logistics structure enables us to keep an inventory sufficient to meet the local demand for books in our catalogue and to support our dissemination effort with teachers and professors. Our bookstores are strategically located. We have 36 stores located in some of the main Brazilian cities, such as São Paulo, Rio de Janeiro, Brasília, Recife, Porto Alegre, Florianópolis, Salvador and Curitiba. Out of our 20 Mega Stores, 19 are located in important shopping malls of the Country, and our 16 Traditional Stores are located in some of the main commercial points in those localities. Our website Saraiva.com allows the access to and delivery of our products to consumers worldwide.

• *Exclusive and differentiated catalogue.* We offer an exclusive catalogue of Law books and have a digital law library. Our catalogue in didactic book and para-didactic book editorial segment is complete and supplies all grades of elementary and high school education. Since 1998, we edit Economics, Administration and Accounting Books, and our catalogue already holds a prominent position in this market. The creditworthiness of our publications is due to the search for editorial quality and the constant updating of the published works. We are requested by Brazilian authors, domestically and internationally known, for publication of their works under the Saraiva seal.

• *Complementary feature of our business model.* Editora and Livraria act jointly in the identification of trends and needs of editorial sector, granting us a competitive advantage before our competitors. Additionally, the service provided by our administrative areas (financial, human resources and legal, among others) are shared, serving the whole Saraiva Group. The integration of Livraria's operations with those of the website Saraiva.com optimizes, on the one side, our investment in inventory and enables, on the other, a prompt assistance and comfort to our clients.

• *Appreciation of purchase experience.* We seek to offer to our clients a unique purchase experience at Physical Stores and Saraiva.com. We work to ensure their satisfaction, by supplying technical training to our collaborators, seeking to keep them motivated, at all times, to develop a high degree of empathy with our clients. With pleasant and well- dimensioned spaces, our stores are highly computerized, having optical reading terminals spread out in the store, which enables consumer to locate products and consult prices, quickly and efficiently.

At Saraiva.com, we offer a large variety of products and ensure a quick purchase process, with a quick delivery for our clients.

• *Alignment of interests between officers and shareholders.* We count on an experienced and professional management, concerned about the generation of value. We count on an objective system for management and evaluation of people (GVAa), which seeks to align officers' conduct with shareholders' interests.

Strategy

Editora

• *Growth and consolidation of our market position.* We intend to enlarge our share in the market of Didactic Books (Saraiva acquired Pigmento Editorial S.A., responsible for commercializing Teaching System Ético, comprised by a didactic material line edited with the most conceptual strictness and by a service line of quality-known pedagogic support and other important strategic movement was the initiative of Saraiva to create products that meet and advance educational market demands for digital content. Through an association with Houghton Mifflin Harcourt International Publishers, one of the worldwide leading companies in educational software, two first products being launched are multimedia didactic materials for Math and English. Fully aligned to Brazilian curricular parameters, such products count on digital pedagogical solutions that follow use worldwide trends of new strategies and provide dynamism to the teaching and learning manner in schools), Para-Didactic Books, Law Books and Administration, Economics and Accounting Books. Our growth will be mainly based on the following initiatives:

o Acquisition of other editors and editorial catalogue, preferably in the segments where we already operate, to the extent that opportunities arise, when we may use our integration experience, as obtained from the acquisition of Editora Atual, in 1998, of the editorial assets of Editora Renascer, in 2000, and of Formato Editorial, in 2003. Such strategy will enable us to enlarge the catalogue offered to our clients and to maximize the use of the already existing structure.

o Exploitation of our distribution network, with investments in new launchings; identification of new authors and strengthening of the relationship with our actual authors.

o Use of new medias and creative solutions, so as to exceed the expectations of our clients, such as, for instance, the business line of teaching from afar and commercialization of customized editions of books, in co-partnership with educational institutions. We understand that such initiatives will help us to fight against non-authorized reproduction of the content of books edited by us and to increase the access to Editora's catalogue. We are developing a technology for the sale of fractioned content of our works and, presently, we study the best way of accomplishing it

• *Strengthening of relationship with professors and teachers.* Professors and teachers are the main individuals in charge of selecting the books to be adopted at schools and

universities. Thus, we plan to strengthen our relationship with them in all levels of education, in the markets where we operate, investing in the qualification of our dissemination force through training actions.

• *Increase of operating efficiency.* We intend to invest in information technology projects, for the purpose of rationalizing administrative and commercial processes, thus enabling a higher productivity and agility in the operations. We plan to unify our corporate activities – presently conducted in different premises – within one only physical location, thus permitting cost reduction, a better communication among the areas and higher agility in decision process.

Livraria

• *Growth and consolidation of our market position.* Our growth strategy will be conducted through the following initiatives:

o Expansion of Saraiva.com's operations. We plan to increase our sales conducted by electronic commerce. Electronic retail market in Brazil has grown at rates higher than those of the traditional retail market. To such effect, we intend to consolidate our position in the categories of products that we already commercialize and to diversify even more our product mix.

o Expansion of Physical Stores network. We intend to open new stores under the Mega Store and Traditional Store models. We anticipate to open new stores in the period between years 2005 and 2008.

o Strategic acquisitions. Livraria e Papelaria Saraiva S.A. successfully concluded negotiations to acquire all shares of Siciliano S.A. on March 6th, 2008.

Siciliano, a traditional book retail company in Brazilian market, founded in 1928, has 52 own stores and 11 franchises, present in 13 Brazilian states, including Distrito Federal.

Operations of Siciliano and Livraria Saraiva are additionally, and low superposition and high degree of operating synergy. Siciliano owns excellent points of sale and has an interesting penetration in States Saraiva does not operate.

Share acquisition price of Siciliano was R$ 60.0 million, and Livraria Saraiva also assumes the net debt of Siciliano in the amount of R$ 13.6 million (base date December 31st, 2007 – unaudited). In 2007, Siciliano recorded a gross invoicing (unadited) of R$ 156 million (approx.), of which R$ 151 million derive from retail activities and R$ 5 million are the result of editorial activities represented by stamps Arx, Futura, Caramelo and Arxjovem.

Purchase price shall be subject to adjustment, upwards or downwards, due to possible changes in net debt and working capital position of Siciliano from November 30th, 2007, and the acquisition date, a result of which will be timely informed through a new relevant fact.

Livraria Saraiva shall use efforts so that Siciliano's clients are offered with a more complete purchase experience, with the increase of availability of products in stores and investments in personnel qualification and enhancement of services offered.

With such an important acquisition, Saraiva significantly strengthens its position before the Brazilian retail market and shows confidence in the future of book market and growth of editorial market in Brazil. There is also a space to consolidate book retail market in Brazil. We will regularly continue to study acquisition opportunities in order to aggregate value to our business.

• *New categories of products and stores.* Concerned with the dynamics of the markets where we operate, we see the opportunity to exploit new categories of products as associated to our image of culture, leisure and entertainment. To such effect, we intend to enlarge our sales of electro-electronic items and hold a more active position in the imported book market, which shows attractive gross margins. We further have an intention to continue introducing new categories of products in our Traditional Stores, such as CDs, DVDs and selected multimedia articles, benefiting from such products as a complement to the area of books

• *Efficiency in working capital administration.* We intend to keep our strategies of development of co-partnerships with suppliers, to exclude from the product mix items presenting lower profitability and to increase the Average Ticket through the enlargement of the variety of offered items and through the adoption of more aggressive sales policies.

• *Strengthening of our brand.* We intend to conquer a differentiated position with our clients, associating more and more the brand Saraiva with the concepts of leisure, culture and entertainment. For such purpose, our publicity campaigns will seek for a differentiation in attributes such as, price, product variety and purchase experience. Another of our initiatives is the card for clients' loyalty, the so-called SaraivaPlus. We understand that SaraivaPlus will become an important tool in the relationship with clients of our Physical Stores and Saraiva.com, thus enabling to identify purchase habits and preferences of each of the program users, to aggregate more value to our clients' purchase experience, to anticipate the satisfaction of their needs and, thus, to leverage our sales.

Competitors in Editorial Line of Didactic and Para-Didactic Books

Editora's editorial line of Didactic Books and Para-Didactic Books is the fourth largest in the Country in sales, ranking only behind of editorial groups Ática-Scipione, FTD and Moderna. The 3rd place in sales is held by Editora Moderna and the 5th place, by Editora IBEP/Nacional.

Competitors in Legal Editorial Line

Editora is the most traditional editor of legal content in the Country, leading such sector with approximately 40% of the market, with the remnant of the market being divided among several competitors.

Editora's main competitors in this segment are Editora Revista dos Tribunais (RT), Editora Atlas, Editora Forense, Editora Malheiros and Editora LTR.

Competitors in Editorial Line of Administration, Economics and Accounting Books

In the segment Economics, Administration and Accounting, Editora's main competitors are Editora Atlas, Editora Campus (Reed Elsevier), Editora Pearson, among others.

Competitors in Portal SaraivaJur

Portal SaraivaJur's competitors are grouped in 3 different groups: (a) traditional editors of legal content (such as Revista dos Tribunais and Forense), (b) public websites (such as the websites www.planalto.gov.br, www.stf.gov.br and www.stj.gov.br) and (c) websites for service provision and office automation (such as www.jusnavigandi.com.br and www.direito.com.br), which may be direct or indirect competitors.

12.01 - MAIN PATENTS, TRADEMARKS AND FRANCHISES

Editora and Livraria own several marks and domain names, which are regularly registered with INPI [Brazilian Institute for Industrial Property] and FAPESP [Foundation for Support to Research of the State of São Paulo], respectively. Some of Editora and Livraria's domain names are also the subject of registration abroad.

The charts below present the main Editora and Livraria's marks and domain names

Trademarks

Description of Mark or Word Element	Type	Titleship
Editora Saraiva	Combined	Editora
Atual	Combined	Editora
Saraiva	Word	Livraria
Saraiva	Design	Livraria
Saraiva Virtual	Combined	Editora
JUIS	Word	Editora
JUIS – Jurisprudência Informatizada Saraiva [Saraiva's Computerized Case Law]	Word	Editora
LIS	Word	Editora
LIS – Legislação Informatizada Saraiva [Saraiva's Computerized Legislation]	Word	Editora
Saraiva Data	Combined	Editora
Livraria Saraiva	Combined	Livraria
Saraiva Mega Store	Word	Livraria
Saraiva Mega Site	Word	Livraria

Domain Names

Domain Names	Registration Body	Titleship
juis-br.com.br	FAPESP	Livraria
livrariasaraiva.com.br	FAPESP	Livraria
megasite.com.br	FAPESP	Livraria
musichall.com.br	FAPESP	Livraria
saraivamegastore.com.br	FAPESP	Livraria
atualeditora.com.br	FAPESP	Editora
editorasaraiva.com.br	FAPESP	Editora
formatoeditorial.com.br	FAPESP	Editora
lisonline.com.br	FAPESP	Editora
longlifelearning.com.br	FAPESP	Editora
nobrescolegas.com.br	FAPESP	Editora
paginadaeducacao.com.br	FAPESP	Editora
saraiva.com.br	FAPESP	Editora
saraivadata.com.br	FAPESP	Editora
saraivaeduca.com.br	FAPESP	Editora
saraivajur.com.br	FAPESP	Editora
saraivari.com.br	FAPESP	Editora
saraivauni.com.br	FAPESP	Editora
vivereaprender.com.br	FAPESP	Editora
saraivajur.net	FAPESP	Editora
saraivauni.net	FAPESP	Editora
editorasaraiva.com	Network Solutions	Editora
formatoeditorial.com	Network Solutions	Editora
saraivadata.com	Network Solutions	Editora
saraivajur.com	Network Solutions	Editora
saraivauni.com	Network Solutions	Editora
viasaraiva.com	Network Solutions	Editora
saraiva.com	Network Solutions	Livraria

13.01 - RELEVANT PROPERTIES

1. Item	2. Type of Property	3. Address	4. Municipality	5. State	6. Total Area (Thousand sq. m.)	7. Built Area (Thousand sq. m.)	8. Age	9. Insurance	10. Mortgage	11. Third-Party Lease
01	Building	Av. Marquês de São Vicente, 1697	São Paulo	SP	6,384.000	6,812.000	31	Yes	No	No
02	Warehouse	Rua Amâncio Gaiolli, 1146	Guarulhos	SP	28,621.000	17,529.000	15	Yes	No	No
03	Land	Estrada Municipal, s/n	Guarulhos	SP	37,000.000	0.000	0	No	No	No

[Translator's Note: This table includes only applicable items presented on the original.]

14.03 - OTHER INFORMATION DEEMED RELEVANT FOR A BETTER UNDERSTANDING ON COMPANY

Item 16.01 Judicial Actions in amount higher than 5% of Shareholders' Equity or Net Profits.
(The amounts regard the consolidated data).

3. Arbitration Commitment Clause

Company, shareholders, managers, and members of Audit Committee shall settle through arbitration all conflicts established in Commitment Clause included in By-Laws pursuant to the Regulations of Market Arbitration Chamber of BOVESPA.

14.05 - INVESTMENT PROJECTS

Capital Investment Activities

Main Investments

Our main investments have been basically accomplished as follows, in the appointed fiscal years:

Fixed Investments (R$ Thousand)	Fiscal year ended as of December 31st			Change 2006/2005	Change 2007/2006
	2005	2006	2007		
Acquisitions	-	-	17,430	-	-
Information Systems	2,617	2,260	3,970	-13.6%	75.66%
Store Opening	3,291	2,320	13,500	-29.5%	481.90%
Replacement of Sundry Assets	2,460	2,020	6,530	-29.5%	223.27%
Total	8,368	6,600	41,430	-21.1%	527.73

15.01 - ENVIRONMENTAL PROBLEMS

Group activities do not imply significant environmental impacts, as they are based on the edition of books and commerce of books and other products.

16.01 - JUDICIAL ACTIONS IN AMOUNT HIGHER THAN 5% OF SHAREHOLDERS' EQUITY OR NET PROFIT

1. Item	2. Description	3. % Shareholders' Equity	4. % Net Profit	5. Provision	6. Amount Provisioned (R$ Thousand)	7. Total Amt. Actions (R$ Thousand)
8. Note						
01	Labor	0.00	0.00		0	0
02	Tax/Fiscal	5.07	20.42	Yes	14,337	14,337
03	Other	0.00	0.00		0	0

17.01 - OPERATIONS WITH RELATED COMPANIES

Editora controls 99.91% of Livraria. The relevant transactions between related parties encompass commercial operations of purchase, sale and money loans. Editora sells books to Livraria, which, in 2007, accounted for approximately 5.7% of Editora's sales. There is not any supply agreement formally executed between Editora and Livraria, but the operations conducted between them are subject to the usual market conditions. Editora and Livraria executed a loan agreement in force with undetermined maturity date and interests equivalent to 101% of the CDI variation fall on.

18.01 - BY-LAWS

SARAIVA S.A. LIVREIROS EDITORES

Public Company
CNPJ/MF 60.500.139/0001-26
NIRC 35300025300

MINUTES OF COMMON GENERAL MEETING
HELD ON APRIL 23, 2008

1. DATE, HOUR AND PLACE: April 23, 2008, at 4:00 p.m., in the building of Administration, at Rua Dr. Edgar Theotônio Santana, 206, 3° andar, Barra Funda, São Paulo/SP.

2. CALL NOTICE, QUORUM FOR INSTALLATION AND PARTICIPATIONS: Notices published on the newspapers Official Gazette of the State of São Paulo and Gazeta Mercantil on April 8, 9 and 10, 2008. The administration report and financial statements with the opinion of independent auditors relative to the fiscal year ended on December 31, 2007 were published on the above mentioned newspapers on March 18, 2008. The participants were shareholders representing more than one fourth of the voting capital, as well as the members of the board, Jorge Eduardo Saraiva, Ruy Mendes Gonçalves and Maria Cecília Saraiva Mendes Gonçalves, and the following statutory officers: José Luiz Machado Alvim de Próspero, João Luís Ramos Hopp, Antônio Luiz de Toledo Pinto, Sônia Regina Alves dos Santos and Nilson Lepera. Mr. Eduardo Franco Tenório, RG 24.923.631-X, representative of contracted independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, was also present.

3. COMPOSITION OF THE BOARD: Chairman - Jorge Eduardo Saraiva; Secretary - Ruy Mendes Gonçalves

4. AGENDA: 4.1. Analysis, discussion and voting on the administration report and financial statements with the opinion of independent auditors, relative to the fiscal year ended on 12/31/2007; 4.2. Approval for participation of the administrators in Company profits and setting a date for the respective payment; 4.3. Allocation of results; 4.4. Setting a date for payment of interest on own capital and dividends; 4.5. Election of members of the Board of Directors and fixing of the Administration global remuneration.

5. RESOLUTIONS OF COMMON GENERAL MEETING

5.1. The administration report and financial statements with the opinion of independent auditors, with respect to the fiscal year ended on December 31, 2007, were approved, without reserves.

5.2. The participation of administrators in the fiscal year profits, in the amount of R$ 3,516,711.33 (three million, five hundred and sixteen thousand, seven hundred and eleven reais and thirty-three centavos), to be distributed among them on 05/30/2008,

pursuant to decisions to be adopted in meetings of the Board of Directors and of the Board of Officers was approved.

5.3. The allocation of 5% (five per cent) of the net profit, or R$ 3,510,357.98 (three million, five hundred and ten thousand, three hundred and fifty-seven reais and ninety-eight centavos) was approved as legal reserve. The payment of interest on own capital was approved, payment of which was offset against statutory dividends, under the terms approved by the Board of Directors in the meeting held on 03/06/2008, in the amount of R$ 14,754,297.02 (fourteen million, seven hundred and fifty-four thousand, two hundred and ninety-seven reais and two centavos), corresponding to the gross amount of R$ 0,52263911 per share, to be taxed under the legislation in force. In order to complete the minimum statutory dividend, it was approved the allocation of R$ 4,133,048.00 (four million, one hundred and thirty-three thousand, forty-eight reais) as dividends, corresponding to the amount of R$ 0.14640430 per share. Thus, the global gross amount for compensating shareholders shall be eighteen million, eight hundred and eighty seven thousand, three hundred and forty five reais and two centavos (R$ 18,887,345.02), corresponding to the gross amount of R$ 0.66904341 per share. The transfer of remaining net profit, i.e., forty seven million, eight hundred nine thousand, four hundred fifty six reais and fifty nine centavos (R$ 47,809,456.59), was approved, as a reserve for future capital increase.

5.4. The date for paying interest on own capital and dividends was fixed, pursuant to the item 5.3 above, and such payment shall be made as of 05/30/2008, as notice timely published.

5.5. The following persons were elected for a term of office of one year until the annual meeting to be held as of 2009, for the Board of Directors, by all common shareholders present: **Jorge Eduardo Saraiva**, Brazilian citizen, judicially separated, company administrator, bearer of identification card RG 2.517.633-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 516.543.778-72, **Ruy Mendes Gonçalves**, Brazilian citizen, separated, economist, bearer of identification card RG 1.602.183-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 069.082.418-15, **Jorge Saraiva Neto**, Brazilian citizen, single, student, bearer of identification card RG 34.906.000-9-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 330.515.258-39 and **Maria Cecília Saraiva Mendes Gonçalves**, Brazilian citizen, married, businesswoman, bearer of identification card RG 12.208.813-XSSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 173.319.848-29, all domiciled in the City and Sate of São Paulo, at Av. Marquês de São Vicente, 1697. For the position of independent member of Board of Directors, through a separate voting procedure provided for in Art. 141, § 4, II, of Law 6.404/76, for a term of office of one year, until the annual general meeting to be held on 2009, by the majority of preferred shareholders present, **Arthur Eduardo Sá de Villemor Negri**, Brazilian citizen, married, technician in data processing, bearer of identification card RG 4.346.431-2-IFP/RJ, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 759.844.157-04, domiciled in the City and State of São Paulo, at Av. Ministro Gabriel de Rezende Passos, 433, 10° andar, Moema, considering that preferred shareholder Templeton Global Invest Trust voted in disagreement to this resolution, as dissent vote

recognized by board and filed with documents of this Meeting. The amount of R$ 180,000.00 (one hundred and eighty thousand reais) was set as a monthly and global compensation limit as of 05/Jan/2008, to be distributed among members in accordance with the decision to be adopted in a meeting of such body. The amount of three hundred and sixty thousand (R$ 360,000.00) was also set as a monthly and global limit for Board of Officers, as of 05/Jan/2008, to be distributed among officers in accordance with the decision to be adopted in a meeting of such body. Then, members of Board of Directors were invested and signed the term of office instrument included on the book of minutes of such body. The Meeting followed with the election of Chairman and Vice-Chairman of Board of Directors, by all presents; as Chairman of Board of Directors, Mr. **Jorge Eduardo Saraiva**, above qualified, and as Vice-Chairman, Mr. **Ruy Mendes Gonçalves**, above qualified. Then, the members of Board of Directors elected officers, for a term of office of one year, until the annual general meeting to be held on 2009, by giving choice notice to Meeting, as follows: Chief Executive Officer, **José Luiz Machado Alvim de Próspero**, Brazilian citizen, married, business administrator, bearer of identification card RG 5.692.531-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 756.712.398–34; Chief Financial Officer, **João Luís Ramos Hopp**, Brazilian citizen, married, civil engineer, bearer of identification card RG 8.570.559-7-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 082.070.288–90, also in charge of the position of Investor Relations Officer; Sales Officer, **Nilson Lepera**, Brazilian citizen, economist, judicially separated, bearer of identification card RG 4.381.720-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 537.346.708-10; Legal Publishing Officer, **Antônio Luiz de Toledo Pinto**, Brazilian citizen, married, attorney-at-law, bearer of identification card RG 2.018.580–SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 272.712.008-78; Human Resources Officer, **Sônia Regina Alves dos Santos**, Brazilian citizen, single, psychologist, bearer of identification card RG 13.073.889-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 013.934.748-88; Teaching Systems Officer, **José Arnaldo Favaretto**, Brazilian citizen, married, businessman, bearer of identification card RG 8.823.631 SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 032.582.578-50, all domiciled in the City of São Paulo, State of São Paulo, at Av. Marquês de São Vicente, 1697.

5.6. The organization of Audit Committee was waived for the fiscal.

6. VOTE: All resolutions were unanimously taken by shareholders entitled to vote presented in such voting procedure, being exempted therefor on applicable matters the legally impeded persons.

7. PROPOSALS AND DOCUMENTS: Management proposals for resolutions taken in meetings are included in financial statements, management report and call notice published and book of minutes of Board of Directors. Proposals submitted in writing to the common general meeting by shareholders were recognized by the board and filed before Company. Shareholder Templeton Global Invest Trust voted in disagreement to the resolution 5.5 (election of member of Board of Directors designated by the majority of preferred shareholders), as dissent vote recognized by the board and filed with documents of this Meeting.

8. APPROVAL OF MINUTES: These minutes, written as provided for in art. 130, § 1°, of Law 6.404/76, were read, approved and drawn up in a proper book, signed by all shareholders present, who authorize the disclosure without respective signatures.

São Paulo, April 23, 2008. Ruy Mendes Gonçalves – Secretary.

-.

SARAIVA S.A. LIVREIROS EDITORES

Public Company
CNPJ/MF 60.500.139/0001-26
NIRC 35300025300

MINUTES OF COMMON AND SPECIAL GENERAL MEETINGS
HELD ON APRIL 26, 2007.

1. DATE, HOUR AND PLACE: April 26, 2007, at 4:00 p.m., in the building of Administration, at Rua Dr. Edgar Theotônio Santana, 206, 3° andar, Barra Funda, São Paulo/SP.

2. CALL NOTICE, QUORUM FOR INSTALLATION AND PARTICIPATIONS: Notices published in DOESP (Official Gazette of the State of São Paulo) and Gazeta Mercantil newspapers on April 11, 12 and 13, 2007. The management's report and the financial statements with opinion of independent auditors concerning the fiscal year ended on December 31, 2006 were published in the newspapers mentioned above on March 15, 2007. The shareholders representing more than two thirds of the voting capital stock are present, as well as the directors Jorge Eduardo Saraiva, Ruy Mendes Gonçalves, Maria Cecília Saraiva Mendes Gonçalves and Jorge Saraiva Neto, and the following statutory officers: José Luiz Machado Alvim de Próspero, João Luís Ramos Hopp, Antônio Luiz de Toledo Pinto and Sônia Regina Alves dos Santos and Nilson Lepera. Mr. Eduardo Franco Tenório, RG 24.923.631-X, representative of contracted independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, was also present.

3. COMPOSITION OF THE BOARD: Chairman - Jorge Eduardo Saraiva; Secretary - Ruy Mendes Gonçalves

4. AGENDA: 4.1. SPECIAL GENERAL MEETING: 4.1.1. Amendment to the By-Laws in order to extinguish the office of Superintendent Executive Officer. 4.1.2. Amendment to the By-Laws in order to change the office denomination of the Chief Electronic Publication Officer into Chief Sales Officer. 4.1.3. Amendment to the By-Laws in order to exclude clause "a", of § 3rd, of Article 17 (erroneously typed as 16 in the notices). 4.1.4. Amendment of item 6.1. "a" of the Call Option Plan of Company's Shares, in order to modify from 90 to 30 the number of last auctions previous to the option sanction used as reference for computing the price of the underlying stock of each Program. 4.1.5. Reinstatement to the By-Laws. 4.2. COMMON GENERAL MEETING: 4.2.1. Verification, discussion and voting of the management's report and

the financial statements with opinion from the independent auditors, regarding the fiscal year ended on 12/31/2006. 4.2.2. Approval of the officers' interest in the Company's profit. 4.2.3. Allocation of profits. 4.2.4. Establishment of a payment date for interests on own capital and for officers' interest in the Company's profit. 4.2.5. Election of the Board of Directors members and determination of the compensation as a whole of the Directors.

5. RESOLUTIONS OF SPECIAL GENERAL MEETING:

5.1. The extinguishment of the Superintendent Executive Officer, action consequently including (i) the reduction of the number of the Executive Board members (from 6 to 5) contained on § 1st, of Article 16 of the By-Laws; and (ii) suppression of the references to the Superintendent Executive Officer on §§ 3rd and 4th of Article 17 of the By-Laws, was approved.

5.2. The amendment of the office denomination from Chief Electronic Publication Officer into Chief Sales Officer, with a consequent amendment on art. 16, § 1st, of the By-Laws, was approved.

5.3. The exclusion of clause "a" of § 3rd of art. 17 of the By-Laws, including the consequent (i) renumber of the clauses of this article and (ii) elimination of the reference to this clause existing on clause "g" of § 4th of art. 17, of the By-Laws was approved.

5.4. Amendment of item 6.1. "a" of the Company's Shares Call Option Plan, in order to modify from 90 (ninety) to 30 (thirty) the number of the last auctions previous to the option sanction used as reference to compute the price of the underlying stock of each Program, having now this provision the following text:

"6.1. The basic price of Shares to be acquired by the members of the Plan recurring from the option exercise will be fixed by the Committee, case to case, followed the legal parameters, in the date of the option grant, met the following principles:
a) regardless the underlying stock species or class of each Program, its price will be determined in the current currency of the Country, from the weighed average quotation of the operations with shares of the Company practiced in the Stock Market of São Paulo in 30 (thirty) auctions previous to the option grant:
b) (...)
c) (...)"

5.5. By-Laws Reinstatement, in order to incorporate all the alterations approved in the Special General Meeting, as well as the alterations due to the capital increase deliberated in a Board of Directors' meeting held on April 11, 2006, was approved, having now the By-Laws the following text:

BY-LAWS

SARAIVA S/A LIVREIROS EDITORES
CNPJ/MF 60.500.139/0001-26

CHAPTER I - Name, Head Office, Company Purpose and Duration.

Art. 1) Saraiva S.A. Livreiros Editores is a publicly-held corporation governed by these Bylaws and by the law in force in the country.

Sole Paragraph) The Company, which originally adopted the name "Saraiva & Cia.", was organized pursuant to articles of association filed in the Board of Trade of the State of São Paulo, under no. 41.411, during the session held on 01/24/1933, converted into a corporation, on 10/15/1947, through the deed filed in the Board of Trade of the State of São Paulo, under no. 34.497, during the session held on 10/21/1947.

Art. 2) The Company has its head office and jurisdiction located at Av. Marquês de São Vicente, no. 1697, Barra Funda, CEP [Zip Code] 01139-904, in the City of São Paulo - SP, Federative Republic of Brazil.

Sole paragraph) At the discretion of the Executive Board, the Company may open, maintain, transfer and close branches in any part of the national territory and abroad.

Art. 3) The purpose of the Company is:
I) the edition, manufacture and trade of books and publications in general;
II) the purchase and sale of stationery, offices supplies and materials, school products, toys and the like, CD-ROMs, audio and video recordings, electronic equipment, computers and their programs, products and equipment for photography, as well as the photographic material processing service, in addition to cafeteria services;
III) the organization, systemization, reception and transmission, as well as filing of data, information, and texts, and the commercialization thereof in the country and Abroad, especially through electric, electronic, optical and magnetic transmission, as well as the trade of the equipment, accessories, and components necessary to the use of said products, in addition to the creation of other related programs;
IV) the import and export of the products and services that are part of its company purpose, registering the same, for this purpose, with the competent agencies, the Brazilian Central Bank and other regulatory agencies of Foreign Trade;
V) holding interest in other companies as partner, shareholder or quotaholder.

Art. 4) The Company shall have an indefinite duration.

CHAPTER II - Capital Stock and Shares

Art. 5) The company capital is one hundred and forty-seven million, seven hundred and seventy-four thousand, one hundred and eighty-four reais (R$ 147,774,184.00), fully paid in and divided into twenty-eight million, five hundred and ninety-six thousand, one hundred and twenty-three (28,596,123) shares, with no par value, of which nine million, six hundred and twenty-two thousand, three hundred and thirteen (9,622,313) are

common and eighteen million, nine hundred and seventy-three thousand, eight hundred and ten (18,973,810) are preferred shares.

Paragraph 1) The following are the rights and advantages ensured to the shareholders that hold the Company's preferred shares:
a) limited voting right, as described in article 6 below;
b) right to sell preferred shares in the case of Disposition of Control of the Company, pursuant to Chapter VI of these Bylaws;
c) dividends equivalent to those assigned to the common shares;
d) participation in the distribution of the bonus shares resulting from the capitalization of reserves, accumulated profits and any other funds, under the same conditions as the shareholders that hold common shares.

Paragraph 2) Converting common shares into preferred shares and vice versa is prohibited.

Art. 6) The Company's preferred shares, the number of which may correspond, pursuant to article 8, paragraph 1, III, of Law no. 10.303/01, to up to two-thirds (2/3) of the total shares issued, give their holders the right to vote on the following matters:
I) transformation, take-over, merger or split of the Company;
II) approval of contracts between the Company and the Controlling Shareholder (as defined in paragraph one of article 22 of these Bylaws), directly or through third parties, as well as other companies in which the Controlling Shareholder holds interest, whenever, by force of a legal or statutory provision, resolved in a General Meeting;
III) evaluation of assets intended to be used to pay in an increase in the Company's capital;
IV) selection of a specialized institution or company to determine the Economic Value of the Company, in the hypotheses established in articles 28 and 29 of these Bylaws;
V) alteration or modification of statutory provisions that alter or modify any of the following provisions:
a) compliance with the provisions of Chapter VI hereof;
b) the observance, in the election of the Board of Directors, of the unified term of no more than 2 (two) years, and of the other provisions concerning the Board of Directors and the Audit Committee contained in the Level 2 Differentiated Corporate Governance Practices Regulation;
c) compliance with the provisions of Chapter VIII hereof;
d) any of the rights set forth in article 5, paragraph 1, and in article 6, I through IV, of these Bylaws.

Sole paragraph) The right to vote set forth in subparagraph V of this article shall survive while the Agreement to Adopt the Level 2 Differentiated Corporate Governance Practices is in effect.

Art. 7) A capital increase which implies an increase in the number of preferred shares in disproportion to the types and classes of shares existing at that time is hereby authorized.

Art. 8) The Company is authorized to increase its capital, by issuing new shares for subscription, through a resolution of the Board of Directors and regardless of a reform

in its by-laws, up to four million (4,000,000) shares, even if the ratio existing among the various types or classes of shares is not observed. Of this total, up to five hundred thousand (500,000) shares may be designated for call options, pursuant to paragraph 3 below.

Paragraph 1) The Board of Directors shall set the issuance and subscription conditions, including the price and pay-in deadline, as well as the period and manner in which the preemptive right of the shareholders should be exercised.

Paragraph 2) The Company may, upon resolution of the Board of Directors, issue, within the limit of the authorized capital, shares to be sold on the stock exchange or by public subscription, or by exchanging shares in a public offering for the acquisition of control, pursuant to articles 257 through 263 of Law No. 6404/76, without assigning the preemptive right to the former shareholders or establishing a deadline shorter than that referenced in article 171, paragraph 4, of Law no. 6.404/76, for said right to be exercised.

Paragraph 3) The Company may, within the limit of the authorized capital, grant its officers or employees, or the individuals that render services thereto or a subsidiary, the option to purchase shares, in accordance with a plan approved by the General Meeting.

Paragraph 4) The resolutions of the Board of Directors mentioned in this article must observe the quorum defined at the end of paragraph 3 of article 14 below.

Art. 9) The Company shares are in book entry form and shall remain in deposit accounts in a financial institution chosen by the Board of Directors, in the name of their holders.

Paragraph 1) The financial institution that is the trustee of the shares may charge the shareholders for the costs of the services for transferring ownership of the book entry shares, pursuant to paragraph 3 of article 35 of Law 6404/76.

Paragraph 2) By resolution of the Board of Directors and upon notice to the stock exchanges on which its shares are traded, the Company may suspend the share transfer services for periods that do not exceed fifteen days each or a total of ninety days in one year.

Art. 10) With the exception of the cases of article 8, paragraphs 2 and 3 of these Bylaws, the shareholders will have preference in subscribing shares issued as a result of a capital increase, in proportion to the number of shares held thereby at that time.

Sole paragraph) The period in which to exercise the preemptive right always lapses and shall be thirty (30) days, unless a) a longer period is specified by the General Meeting or by the Board of Directors, as the case may be; or b) in the case of article 8, paragraph 2, in fine, of these Bylaws.

Art. 11) Each common share corresponds to one vote in the resolutions adopted at the General Meetings.

CHAPTER III - Management

Article 12) The Company shall be managed by the Board of Directors and the Executive Board.

Paragraph 1) The compensation of the members of the Board of Directors and the Executive Board shall be fixed by the General Meeting, which may fix only the overall limit thereof or individualize the amount allocated to one or more officers.

Paragraph 2) The officers are granted the right to share up to ten percent (10%) of the fiscal year profits, pursuant to the provisions of the bylaws and article 152 of Law no. 6.404/76.

Paragraph 3) The overall value of the profit sharing in each fiscal year shall be approved in the Annual General Meeting in the vote on the profit distribution, observing, in the distribution between the administrative bodies and individualization by officer, the provisions contained in articles 15, VIII, and 18, I, hereof.

Art. 13) The Board of Directors is the collective deliberative body and shall be composed of at least five (5) and no more than seven (7) members, named Directors, all shareholders, resident in the Country and elected in the General Meeting, with a term of one (1) year and the right to successive reelections.

Paragraph 1) As of the 2006 Annual General Meeting, at twenty percent (20%) of the Directors shall be independent, that is, each of them must satisfy the following: (i) not have any ties with the Company, except for interest in the capital; (ii) not be Controlling Shareholder (as defined in article 22, below), spouse or second degree relative thereof or be or have been, in the last three (3) years, associated with the company or entity related to the Controlling Shareholder (people associated with public teaching and/or research institutions are excluded from the restriction); (iii) not have been, in the last 3 (three) years, employee or executive officer of the Company, of the Controlling Shareholder or of a company controlled by the Company; (iv) not be a direct or indirect supplier or buyer of the Company's services and/or products, to the extent that it results in a loss of independence; (v) not be an employee or officer of a company or entity that is offering or ordering service and/or products from the Company; (vi) not be the spouse or second degree relative of an officer of the Company; (vii) not receive a salary from the Company other than that of Director (cash earnings from interest in the capital are excluded from the restriction).

Paragraph 2) When, as a consequence of observing the percentage mentioned in the preceding paragraph, the number of members of the Board of Directors results in a fraction, the number shall be rounded (i) up to the immediate whole number, when the fraction is equal to or higher than five-tenths (0.5); or (ii) down to the immediate whole number, when the fraction is lower than five-tenths (0.5).

Paragraph 3) The members of the Board of Directors shall be installed in office by signature of a deed drawn up in the appropriate book. The members of the Board of Directors must remain in office and continue to exercise their duties until their substitutes are elected, unless otherwise resolved by the General Meeting. The

installment shall be contingent upon the signature of the Officers' Consent Agreement, as set forth in the Level 2 Differentiated Corporate Governance Practices Regulation.

Art. 14) The Chairman and Vice-Chairman of the Board of Directors shall be selected by the General Meeting.

Paragraph 1) The Chairman of the Board of Directors is responsible for calling and presiding over the meetings of said body, and the Vice-Chairman is responsible for replacing the Chairman in any impediments or absences thereof.

Paragraph 2) In the case of vacancy of the position of or temporary impediment of a Director, the substitute shall be appointed by the remaining Directors until the first General Meeting, in which a decision shall be made with regard to said matter.

Paragraph 3) The Board of Directors shall meet whenever necessary, with the attendance of at least three (3) of its members, with resolutions adopted by majority vote, except when they concern the matters contemplated in article 8 of these Bylaws, in which case the Board shall only adopt a resolution with the favorable vote of at least four (4) Directors, among which shall be the Chairman of the Board of Directors.

Paragraph 4) In the event of a tie in the resolutions of the Board of Directors, the Chairman, or Vice-Chairman acting as Chairman, shall have the quality vote, except as provided for in the preceding paragraph.

Paragraph 5) The respective minutes of the meetings held shall be prepared by one of the members of the Board appointed by the Chairman, as well as drawn up in the proper books and signed by those present. Furthermore, said minutes shall be published in the cases required by law.

Art. 15) The Board of Directors is responsible for:
I) establishing the general Company business guidelines;
II) electing and dismissing Company executive officers, with the authority to assign duties thereto, pursuant to the rules set forth in article 17 of these Bylaws;
III) monitoring the conduct of the executive officers, examining the Company's books and documents periodically, requesting information regarding contracts and other acts related to the company business;
IV) calling the General Meetings, pursuant to the legal rules and rules set forth herein;
V) authorizing the Executive Board to dispose of property from the fixed assets, encumber company assets and offer guarantees for third party obligations. Said authorization is not necessary in the cases specified in article 17, paragraph 1, "f", paragraph 2, "b" and paragraph 3, "e" and "f" hereof;
VI) authorizing the acquisition, disposal, cancellation or continuance in treasury of shares issued by the Company;
VII) selecting and dismissing independent auditors;
VIII) defining, when the General Meeting establishes the overall salary of the officers, the portion corresponding to the Executive Board and that corresponding to the Board of Directors, as well as individualizing it for the members of the latter.

Art. 16) The Executive Board is vested with the broadest powers to manage, represent and administer the Company, necessary to fully carry out the company purpose, pursuant to the rules of article 17 and the duties assigned by the Board of Directors under the terms of article 15 of these Bylaws, in that order.

Paragraph 1) The Executive Board shall be composed of five (5) members, be they shareholders or not, resident in the country, named as follows: Chief Executive Officer, Financial Officer, Sales Officer, Legal Editorial Officer and Human Resources Officer, all elected by the Board of Directors, with a term of one (1) year and the right to successive reelections. The installation of the Executive Officers shall be contingent upon the signature of the Officers' Consent Agreement, as set forth in the Level 2 Differentiated Corporate Governance Practices Regulation.

Paragraph 2) Upon temporary absences or impediments of executive officers, the Board of Directors may distribute the duties of the absent or impeded executive officer among the other executive officers, but subject to the provisions of article 17.

Paragraph 3) In the event of the permanent absence or impediment of any executive officer, the Board of Directors shall decide on the matter and either appoint the substitute to complete the remaining term of the substituted executive officer or keep the office vacant, thus distributing the functions of the absent or impeded executive officer among the other officers, subject to the provisions of article 17.

Paragraph 4) The Board of Directors shall appoint one of the executive officers to simultaneously hold the office of Investor Relations Officer.

Art. 17) The Executive Board shall always subject to the conditions set forth in the following paragraphs when exercising its powers of management, representation and administration.

Paragraph 1) Any of the acting executive officers may individually: a) withdraw, endorse for bank collection and settle trade bills; b) endorse checks and payment orders exclusively for deposits in checking accounts of the Company; c) sign list of securities for discount, pledge and collection; d) sign correspondences, tax and contribution payment forms, requests and petitions sent to Federal, State and Municipal Public Agencies and Independent Agencies, banks and institutions, in correspondences for paying taxes, fees and social contributions or administrative proceedings of any kind; e) hire and fire employees, salespeople, representatives and commercial agents; f) acquire, dispose of or encumber property from the permanent assets, including real estate property, provided that the individual value thereof does not exceed one percent (1%) of the net equity of the Company, pursuant to the last Financial Statements of fiscal years published; g) receive summons or notices in legal or administrative proceedings.

Paragraph 2) Any two (2) acting executive officers may jointly: a) issue checks, authorize debits in banking accounts, sign loan agreements with banking entities, as well as commercial leasing agreements with companies organized for such purpose; b) issue, accept, encumber or dispose of promissory notes and bills of exchange, provided that it is for banking discounts or offering guarantees for obligations assumed in loan and commercial leasing agreements, as well as appoint attorneys in fact specifically for

said purpose; c) endorse any credit instruments, including trade bills, promissory notes, bills of exchange, and certificates of custody, except for checks; d) provide custody for securities and moveable personal property, as well as removing the same from custody; e) appoint attorneys in fact, vesting them with the powers of the *ad-judicia et extra* clause, as well as the powers to receive summons, acknowledge, compromise, give up, receive and give release; f) sign agreements, including those for publication, sale or association with government and private bodies, and those for leasing goods and properties, or for services; g) offer sureties to directly or indirectly controlled companies, as well as co-sign instruments of liability of said companies; h) acquire, subscribe, dispose of and redeem fixed and variable income securities, with shares and debentures among them, provided that they are not issued by the Company or any other company directly or indirectly controlled by it, subject to paragraph 4, subparagraph "e".

Paragraph 3) When acting with the Chief Executive Officer any of the acting executive officers may: a) endorse checks; b) appoint attorneys in fact, granting them the powers with which they are vested; b) represent the Company before controlled companies; d) acquire, dispose of or encumber property from the permanent assets, including real estate property, provided that the individual amount thereof does not exceed 20% (twenty percent) of the net equity of the Company, pursuant to the last Financial Statements of the fiscal years published; e) sign agreements that require the encumbrance of company assets, in an amount that does not exceed twenty percent (20%) of the net equity of the Company, pursuant to the last Financial Statements of the fiscal years published; f) offer surety to an individual when used to guarantee the leasing of a residential property in order to allow the manager of the Company or of a company controlled thereby, to be set up in a city other than the domicile thereof, in which the establishment for such management has been appointed.

Paragraph 4) When acting with the Chief Executive Officer and with prior and express authorization from the Board of Directors, any of the acting executive officers may: a) acquire, dispose of or encumber shares and quotas of directly or indirectly controlled companies; b) acquire, dispose of or encumber property from the permanent assets, including real estate properties, when the individual value thereof exceeds twenty percent (20%) of the net equity of the Company, pursuant to the last Financial Statements of the fiscal years published; c) sign agreements that require the encumbrance of company assets, in an amount exceeding twenty percent (20%) of the net equity of the Company, pursuant to the last Financial Statements of the fiscal years published, without affecting the other provisions of this article; d) offer sureties to individuals, with the exception of the cases provided in subparagraph "g" of paragraph 3 of this article, or to legal entities other than directly or indirectly controlled companies, and co-signing instruments of liability thereof, provided that the Company is interested in said acts; e) promote the participation of the Company, with the intent of individual or mutual control, in any other company, by acquisition or subscription of quotas or shares, as well as carry out the withdrawal of the Company from said companies; f) appoint attorneys in fact, granting them the powers with which they are vested; g) issue and accept the other credit instruments, including promissory notes and bills of exchange, subject to the exceptions contained in item "b" of paragraph 2 above.

Art. 18) The Executive Board is responsible for:
I) Individualizing the salaries of the Executive Officers, whenever the General Meeting sets the overall salary of the officer and after the Board of Directors performs the duties mentioned in article 15, VIII, of these Bylaws;
II) Resolving to open, maintain, transfer and close branches;
III) Resolving on administrative matters, following the determinations, if any, of the General Meeting and Board of Directors.

Art. 19) The Executive Board shall always meet with the attendance of at least three (3) officers and provided that said meeting is called by the Chief Executive Officer, who shall be responsible for establishing the agenda, conducting the proceedings and appointing the Secretary.

Paragraph 1) The meeting minutes shall be drawn up in the appropriate book.

Paragraph 2) The resolutions shall be adopted by a majority vote of the Executive Officers present, and the Chief Executive Officer shall have the "quality vote" in the event of a tie.

CHAPTER IV - Audit Committee

Art. 20) The Company's Audit Committee, composed of at least three (3) and no more than five (5) members and respective substitutes, shall function in the fiscal years that it is installed by resolution of the General Meeting, in the cases set forth by law.

Paragraph 1) The General Meeting that resolves on the installation of the Audit Committee shall establish the number of its members, elect them and establish their salaries.

Paragraph 2) The members of the Audit Committed shall take office by signature of a deed drawn up in the appropriate book. The installment shall be contingent upon the signature of the Consent Agreement for the members of the Audit Committee, as set forth in the Level 2 Differentiated Corporate Governance Practices Regulation.

Paragraph 3) The Internal Rules of the Audit Committee shall be approved in the General Meeting.

CHAPTER V - General Meeting

Art. 21) The General Meeting shall meet, annually, within the first four months following the end of the fiscal year and, specially, whenever the company interests so require, called as set forth by law.

Paragraph 1) The General Meeting shall be presided over by the Chairman of the Board of Directors, by the Vice-Chairman if acting as Chairman of the Board of Directors or, in the absence thereof, by the shareholder appointed by the General Meeting. The Chairman of the General Meeting will select one of the attendees to record it and constitute the Presiding Board.

Paragraph 2) Those attending the Meeting must prove that they are shareholders. Those holders of shares in book entry form or in custody under the terms of article 41 of Law no. 6404/76 must file a receipt with the Company which is issued by the financial institution that is the trustee of said shares, as set forth in the call, unless the Chairmanship of the Meeting deems another mean of verification sufficient.

CHAPTER VI - Disposition of Share Control, Cancellation of the Corporate Registration and Discontinuity of the Level 2 Differentiated Corporate Governance Practices

Art. 22) Disposition of the Power of Control over the Company, but through a single operation and through successive operations, must be contracted under condition precedent or subsequent that the party acquiring the control is bound to make a public offer to acquire the shares from the other shareholders, pursuant to the conditions and periods set forth in the laws in force and in the Level 2 Differentiated Corporate Governance Practices Regulation and the carry out the indexation set forth in paragraph 5 below, so as to ensure them the same treatment as the Disposing Controlling Shareholder, with observance of the provisions contained in article 24.

Paragraph 1) For the purpose of these Bylaws, the following terms beginning in upper case letter shall have the following meanings:

"Controlling Shareholder" means (i) the shareholder that exercises the Power of Control over the Company; (ii) the shareholders not bound by shareholders' agreement that exercise the Power of Control over the Company; or (iii) the group of shareholders bound by shareholders' agreement or under common control that exercises the Power of Control over the Company.

"Disposing Controlling Shareholder" means the Controlling Shareholder when the same is Disposing of the Power of Control over the Company.

"Controlling Shares" means the block of shares that directly or indirectly ensures its owner(s) the right to individually and/or collectively exercise the Power of Control over the Company.

"Outstanding Shares" means all the shares issued by the Company, except for the shares owned by the Controlling Shareholder, by associated people, by officers of the Company and those in treasury.

"Disposition of Control of the Company" means the onerous transfer to a third party of the Controlling Shares.

"Power of Control" means the power effectively used to administer the company activities and manage the operation of the Company's bodies, directly or indirectly, of fact and of law. There is a presumption related to the ownership of control in relation to the person/people or to the group of people bound by shareholders agreement or under common control (control group) that owns shares that have ensure it the absolute majority of the votes of the shareholders present in the last three General Meetings of

the Company, even if it does not own the shares that ensure it the absolute voting capital majority.

"Economic Value" means the value of the Company and of its shares that comes to be determined by a specialized company, with the use of a well-known method or based on another criterion that comes to be defined by the Brazilian Securities Commission (Comissão de Valores Mobiliários - "CVM").

Paragraph 2) The trading of Controlling Shares between the Controlling Shareholder identified in the Level 2 Differentiated Corporate Governance Practices Agreement and its necessary heirs and among said heirs, provided that the same exercise the Power of Control over the Company, even if it means the consolidation of the Power of Control into only one shareholder, does not constitute Disposition of the Power of Control, thus not creating the obligation to make a public offer under the terms of the *caput* of this article and the *caput* of article 24 below.

Paragraph 3) In the case of disposition of shares belonging to one or more shareholders that exercise the Power of Control to one or more third parties, the public offer set forth in the *caput* of this article and in the *caput* of article 24 below shall only be required after the disposition of the number of shares necessary to exercise the Power of Control by said third party or parties.

Paragraph 4) The following situations are not considered Disposition of the Power of Control: a) the pay-in, with Company shares, of capital of a company that, as a result of said pay-in, becomes controlled by the Controlling Shareholder; and b) reduction of the capital of said controlling company, with the return of the shares, or dissolution of said company, or even in the case of the split of said company, provided that the resulting companies, to which ownership of the Company's common shares has been assigned, are only composed of the Controlling Shareholder.

§ 5°) For the purpose of this Chapter, the indexation shall occur in accordance with the following rules: a) the index to be used shall be the IGP-M (General Market Price Index), determined and published by the Getúlio Vargas Foundation (FGV), or whichever replaces it; b) if the IGP-M for the current month is not known, the last one published shall be used; c) the correction index is applied pro rata day; d) the indexation shall begin as of the payment, or payments, made to the Disposing Controlling Shareholder for the acquisition of the Controlling Shares, and, shall end as of the payment, or payments, made to the other shareholders holding common and/or preferred shares; e) whenever indexation is due, interest paid by Savings Account shall also be due. The Referential Rate - TR, or the index that replaces it, is not included.

Art. 23) The public offer mentioned in the previous article shall also be made: (I) in the cases wherein there is onerous assignment of rights of subscription to shares and to other instruments or rights related to the securities convertible into shares, that results from the Disposition of Control of the Company; and (II) in the case of disposition of the control of the Controlling Shareholder of the Company, in that, in this case, the Disposing Controlling Shareholder shall be bound to declare to the Sao Paulo Stock Exchange - BOVESPA ("BOVESPA") the value attributed to the Company in this disposition and attach the documentation that proves it.

Art. 24) The public offer to the holders of the common shares must be made for a value of one hundred percent (100%) of the amount paid for the Controlling Shares and the public offer to the holders of the preferred shares must be made for a value of minimum of ninety percent (90%) of the value paid by the Controlling Shares.

Sole Paragraph) The modification of this statutory clause, with respect to the public offer to be made to the holders of preferred shares, shall only be deliberated by the General Meeting with prior approval of the shareholders holding more than one half of the preferred shares, convened in a special meeting.

Art. 25) The party already holding shares in the Company, which acquires the Power of Control under a share purchase agreement entered into with the Controlling Shareholder, involving any number of shares, shall be bound to: (I) make the public offer mentioned in article 22 of these Bylaws; and (II) compensate the shareholders from which the shares were purchased on the stock exchange in the six (6) months prior to the date of Disposition of Control of the Company, with the obligation to pay them any difference between the price paid to the Disposing Controlling Shareholder and the amount paid on the stock exchange for the Company shares in this same period. Both amounts should be restated in accordance with paragraph 5 of article 22 above.

Art. 26) The Company shall not register any share transfers to the buyer of the Power of Control or to the shareholder or shareholders that come to hold the Power of Control, until the shareholder or shareholders sign the Controllers' Consent Agreement under the terms set forth in the Level 2 Differentiated Corporate Governance Practices Regulation, which shall be immediately sent to BOVESPA.

Art. 27) No shareholders' agreement that regulates the exercise of the Power of Control may be registered with the Company's headquarters until its signatories have signed the Controllers' Consent Agreement, which shall be immediately sent to BOVESPA.

Art. 28) In the public offer to acquire shares to be made to cancel the Company's corporate registration, the minimum price to be offered must correspond to the Economic Value determined in an assessment report.

Art. 29) Should the shareholders convened in a Special General Meeting resolve: (i) to discontinue the Level 2 Differentiated Corporate Governance Practices so that the Company shares may be registered for trade outside Level 2 or (ii) corporate reorganization of which the resulting company is not classified as a Level 2 Corporate Governance holder, the shareholder or group of shareholders holding the Power of Control over the Company must make a public offer to acquire the shares belonging to the other shareholders of the Company, which minimum price to be offered must correspond to the Economic Value determined in an assessment report, pursuant to the applicable legal and regulatory rules.

Art. 30) The assessment report mentioned in articles 28 and 29 of these Bylaws must be prepared by a specialized company, with proven experience and independent from the Company, its officers and controllers. Said report must also satisfy the requirements of

paragraph 1 of article 8 of Law no. 6.404/76 and contain the responsibility set forth in paragraph 6 of the same article of the law.

Paragraph 1) The General Meeting is responsible for selecting the specialized company responsible for determining the Economic Value of the Company, from a list of three submitted by the Board of Directors. Said resolution, not including the blank votes and, with each share, regardless of the type or class and pursuant to what is set forth in article 6, IV, having the right to one vote, must be adopted by a majority vote of the shareholders representing the Outstanding Shares present in the General Meeting, which, if held after the first call, must be attended by shareholders representing at least twenty percent (20%) of the total of Outstanding Shares, or, if held after the second call, may be attended by any number of shareholders representing the Outstanding Shares.

Paragraph 2) The costs for preparing the required assessment report must be fully assumed by the offering party.

CHAPTER VII - Fiscal Year, Profits, Reserves and Dividends

Art. 31) The fiscal year shall end on December 31st of each year, on which date the financial statements required by law or regulations shall be prepared.

Art. 32) The accumulated losses and the income tax and social contribution provision shall be deducted from the income for the fiscal year, and up to ten percent (10%) shall be deducted from the remaining amount to be designated for the officers' profit sharing, provided that at least the mandatory dividend mentioned in article 34, "a", hereof is allocated to the shareholders in that fiscal year.

Art. 33) From the net profits for the fiscal year, corresponding to the income after the deductions and profit sharing set forth in article 32 hereof, five percent (5%) shall be allocated to a legal reserve, until the legal limit is reached.

Art. 34) Except for the case of article 202, paragraph 4, of Law no. 6.404/76, the shareholders are ensured the mandatory dividend corresponding to:
a) 25% of the net profits for the fiscal year, restated under the terms of article 202 of Law no. 6.404/76, with the wording given by Law no. 10.303/01; plus
b) the balance of the net profits for the fiscal year, if any, remaining after the allocations mentioned in articles 193 through 197 of Law no. 6.404/76, with the wording given by Law no. 10.303/01, pursuant to articles 33 and 35 of these Bylaws.

Art. 35) After the shareholders are ensured the mandatory dividend set forth in article 34, "a", hereof, the balance of the net profits for the fiscal year, if any, may be allocated to the following reserves by the General Meeting:
a) reserve for future capital increase, intended to guarantee capitalization of the Company, which shall not exceed the paid-in capital in any fiscal year;
b) contingency reserve, pursuant to article 195 of Law no. 6.404/76;
c) retained profits reserve, according to the budget approved in the General Meeting, which may not exceed the paid-in capital in any fiscal year;
d) unrealized profit reserve, pursuant to article 197 of Law no. 6.404/76, with the wording given by Law no. 10.303/01.

Art. 36) The Company may totally or partially pay or credit the amount equivalent to the interest on the equity capital to the shareholders, at the discretion of the Board of Directors, calculated according to the legislation in force, up to the amount that would result from the application of the Long Term Interest Rate - LTIR, pro rata day, for the corresponding period.

Sole Paragraph) The interest on the equity capital, when paid or credited to the shareholder, shall be attributed to the mandatory dividends, for the carrying value of the income tax.

Art. 37) The dividends and interest on the equity capital shall be paid by a deposit in a bank account in the name of the shareholder or whoever is indicated thereby, unless said shareholder requests, in writing and ten (10) business days in advance, that they be paid in the Company Treasury, by nominative check.

Art. 38) The Company may not, unless authorized by a majority vote in a special Meeting of preferred shareholders, retain, for more than four consecutive quarters, the cash assets in an amount exceeding twenty-five percent (25%) of its total assets, depending on its economic and financial situation.

Paragraph 1) For the purposes of the application of this provision: a) the amounts corresponding to the last day of each quarter, pursuant the balance sheet prepared on the respective dates, shall be taken into consideration; and b) the cash assets shall correspond to the sum of the amounts accounted for under the "cash and banks" and "financial applications" accounts of the quarterly statements minus the sum of the amounts accounted for under the “loans and financing” account of the current assets and “loans and financing” account of the long-term liabilities.

Paragraph 2) From the amounts that exceed the percentage of cash retention in each quarter, set forth in this article, the portion corresponding to the quarter with the smallest excess of retention shall be distributed as a dividend or paid as capital interest, deducting the dividends or capital interest already declared and still unpaid from said excess.

Paragraph 3) Should the case mentioned in the preceding paragraph be verified, the provision expressed in this article shall only be applied after the four quarters following the last quarter involved in the verification of the retention excess.

Paragraph 4) The dividends shall be distributed, or capital interest paid within the fiscal year following the last quarter involved in the verification of the retention excess.

Paragraph 5) The Company may not, unless authorized by more than half of the preferred shareholders, create a subsidiary for the exclusive purpose of administering its own funds.

Paragraph 6) The alteration of statutory provision shall only be resolved by the General Meeting, with the prior approval of shareholders holding more than one half of the preferred shares, convened in a special meeting.

CHAPTER VIII – Arbitration Procedure

Art. 39) The Company, its shareholders, officers and members of the Audit Committee undertake to resolve, through arbitration, pursuant to the Regulation of the BOVESPA Market Arbitration Council ("Arbitration Regulation"), any and all disputes or disagreements that may arise between them, in relation to or resulting from, in particular, the application, validity, efficacy, interpretation, breach, and the effects thereof, of the provisions contained in Law no. 6.404/76, in the Company's Bylaws, in the norms published by the National Monetary Council, by the Brazilian Central Bank and by the CVM, as well as the other rules applicable to the operation of the capital market in general, in addition to those contained in the Level 2 Differentiated Corporate Governance Practices Regulation, in the Contract to Adopt the Level 2 Differentiated Corporate Governance Practices and the Arbitration Regulation.

Sole Paragraph) Brazilian law shall be the only law applicable to the merit of any and all disputes, as well as the execution, interpretation and validity of this arbitration clause. The arbitral proceeding shall take place in the City of São Paulo, State of Sao Paulo, where the arbitral award shall be pronounced. The arbitration must be administered by the Market Arbitration Council itself, being conducted and judged in accordance with the relevant provisions of the Arbitration Regulation.

CHAPTER IX - General Provisions

Art. 40) The Company may be dissolved and liquidated in the cases set forth by and pursuant to the law.

Art. 41) The silent cases in these Bylaws shall be regulated by the legal provisions in force, which apply to the matter.

<><><><><><><>

6. RESOLUTIONS OF COMMON GENERAL MEETING:

6.1. The administration report and financial statements with the opinion of independent auditors, with respect to the fiscal year ended on December 31, 2006, were approved, without reserves.

6.2. The participation of administrators in the fiscal year profits, in the amount of R$ 3.599.254,00 (three million, five hundred and ninety nine thousand, two hundred and fifty four reais), to be distributed among them on 05/31/2007, pursuant to decisions to be adopted in meetings of the Board of Directors and of the Board of Officers was approved.

6.3. The allocation of 5% (five per cent) of the net profit, or R$ 910,315.72 (nine hundred and ten thousand, three hundred and fifteen reais and seventy two centavos) was approved as legal reserve.

6.4. The payment of interest on own capital was approved, payment of which was offset against statutory dividends, under the terms approved by the Board of Directors in the meeting held on 02/28/2007, in the amount of R$ 13,987,946.85 (thirteen million, nine hundred and eighty seven thousand, nine hundred and forty six reais and eighty five centavos), corresponding to the gross amount of R$ 0.49549281 per share, to be taxed under the legislation in force.

6.5. The transfer of remaining net profit, i.e., R$ 30,158,173.63 (thirty million, one hundred and fifty six thousand, one hundred and seventy three reais and sixty three centavos) was approved, as a reserve for future capital increase.

6.6. The date for paying interest on own capital and dividends was fixed, pursuant to the item 6.4 above, and such payment shall be made as of 05/30/2007, as notice timely published.

6.7. The following persons were elected for a term of office of one year until the annual meeting to be held as of 2008, for the Board of Directors, by all common shareholders present: **Jorge Eduardo Saraiva**, Brazilian citizen, judicially separated, businessman, bearer of identification card RG 2.517.633-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 516.543.778-72, **Ruy Mendes Gonçalves**, Brazilian citizen, separated, economist, bearer of identification card RG 1.602.183-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 069.082.418-15, **Jorge Saraiva Neto**, Brazilian citizen, single, student, bearer of identification card RG 34.906.000-9-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 330.515.258-39, and **Maria Cecília Saraiva Mendes Gonçalves**, Brazilian citizen, married, businesswoman, bearer of identification card RG 12.208.813-X-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 173.319.848-29, all domiciled in the City and Sate of São Paulo, at Av. Marquês de São Vicente, 1697. For the position of independent member of Board of Directors, through a separate voting procedure provided for in Art. 141, § 4, II, of Law 6.404/76, for a term of office of one year, until the annual general meeting to be held on 2009, by the majority of preferred shareholders present, **Arthur Eduardo Sá de Villemor Negri**, Brazilian citizen, married, technician in data processing, bearer of identification card RG 4.346.431-2-IFP/RJ, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 759.844.157-04, domiciled in the City and State of São Paulo, at Av. Ministro Gabriel de Rezende Passos, 433, 10° andar, Moema. The amount of R$ 150,000.00 (one hundred and fifty thousand reais) was set as a monthly and global compensation limit as of 05/Jan/2007, to be distributed among members in accordance with the decision to be adopted in a meeting of such body. The amount of R$ 270,000.00 (two hundred and seventy thousand reais) was also set as a monthly and global limit for Board of Officers, as of 05/Jan/2007, to be distributed among officers in accordance with the decision to be adopted in a meeting of such body. Then, first four members of Board of Directors above mentioned were invested and signed the term of office instrument included on the book of minutes of such body. The Meeting followed with the election of Chairman and Vice-Chairman of Board of Directors, by all presents; as Chairman of Board of Directors, Mr. **Jorge Eduardo Saraiva**, above qualified, and for Vice-Chairman, Mr. **Ruy Mendes Gonçalves**, above qualified. Then, the members of Board of Directors elected officers, for a term of office

of one year, until the annual general meeting to be held on 2008, by giving choice notice to Meeting, as follows: Chief Executive Officer, **José Luiz Machado Alvim de Próspero**, Brazilian citizen, married, business administrator, bearer of identification card RG 5.692.531-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 756.712.398–34; Chief Financial Officer, **João Luís Ramos Hopp**, Brazilian citizen, married, civil engineer, bearer of identification card RG 8.570.559-7-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 082.070.288–90, also in charge of the position of Investor Relations Officer; Sales Officer; as Sales Officer, **Nilson Lepera**, Brazilian citizen, economist, judicially separated, bearer of identification card RG 4.381.720-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 537.346.708-10; Legal Publishing Officer, **Antônio Luiz de Toledo Pinto**, Brazilian citizen, married, attorney-at-law, bearer of identification card RG 2.018.580–SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 272.712.008-78; and Human Resources Officer, **Sônia Regina Alves dos Santos**, Brazilian citizen, single, psychologist, bearer of identification card RG 13.073.889-SSP/SP, duly enrolled before the Brazilian Registry of Individuals ("CPF"), as a taxpayer, under number 013.934.748-88, all domiciled in the City of São Paulo, State of São Paulo, at Av. Marquês de São Vicente, 1697.

6.8. The organization of Audit Committee was waived for the fiscal.

7. VOTE: All resolutions were unanimously taken by shareholders entitled to vote presented in such voting procedure, being exempted therefor on applicable matters the legally impeded persons.

8. PROPOSALS AND DOCUMENTS: Management proposals for resolutions taken in meetings are included in financial statements, management report and call notice published and book of minutes of Board of Directors. Proposals submitted in writing to the common and special general meeting by shareholders were recognized by the board and filed before Company. Shareholder The EMM Umbrella Funds gave respective vote, which was duly recognized by the board and filed before the Company.

9. APPROVAL OF MINUTES: These minutes, written as provided for in art. 130, Paragraph 1, of law 6404/76, were read, approved and drawn up in a proper book, signed by all shareholders present, who authorize the disclosure without respective signatures.

São Paulo, April 26, 2007. Ruy Mendes Gonçalves - Secretary.

19.01 - COMPETITIVE PROCESS POSITIONING

Controlled/Associated Company: LIVRARIA E PAPELARIA SARAIVA S/A

Livraria is the largest network of bookstores in the Country in respect of sales. Being a reference in the trade of books, Livraria introduced into Brazil the concept of Mega Store and was one of the pioneers in electronic commerce in Brazil. With a network of 36 stores, distributed in 14 important Brazilian cities, of which 20 are Mega Stores and 16 are Traditional Stores, Livraria counts on a total sales area of 24.3 thousand sq. m.. In 2007, annual sales were approximately R$ 14.7 thousand per sq. m., with a growth of 17% in comparison with 2006. The Average Ticket in respect of gross revenues in 2007 was R$ 72.98, with a growth of 15% in comparison with 2006.

Livraria's sales are conducted through (a) Mega Stores, which have sales areas of 370 sq. m. to 1,800 sq. m. and offer up to 54 thousand registered items, in books, CDs, DVDs, periodical publications, multimedia software, phone systems, stationery items, electronic items and educational toys categories, (b) Traditional Stores, having sales areas of 110 sq. m. to 480 sq. m. and offer up to 26 thousand registered items, including books and stationery items, and (c) electronic commerce, through the website Saraiva.com, which has over 300 thousand registered products, in 10 different categories: books, CDs, DVDs, stationery, electro-electronic, electronic games, software, toys and magazines.

Our main competitors in Physical Stores are the following: Livraria Cultura, Livraria Sodiler, Livraria Nobel, Livraria Laselva, FNAC, among others.

Through our business unit Saraiva.com, we are one of the leaders in the book electronic commerce market. In virtual operations, our main competitors are FNAC, Livraria Cultura, Submarino and Lojas Americanas.

The virtual market is extremely competitive, but has not presented important growth rates in the last years. We intend to diversify our current product line in the Internet, whose the most important business is presently the book, benefiting from the potentialities still offered by the Brazilian online market, in terms of growth in next years. In late 2004 and during year 2005, Saraiva.com tested the "electronic portable" category and, sharply, electric appliance line, the latter in co-partnership with suppliers. On December 31, 2007, the electronic and electric appliance category accounted for 1.9% of Livraria's annual sales.

19.02 – PORTFOLIO ORDERS FOR THE LAST THREE FISCAL YEARS

1. Item	2. Description of Orders	3. Amount of orders for the last fiscal year (R$ thousand)	4. Amount of orders for the next before last fiscal year (R$ thousand)	5. Amount of orders for the second before last fiscal year (R$ thousand)
99	Unmet shipments	0.00		

19.03 - RAW MATERIALS AND SUPPLIERS

Products

At Livraria, we commercialize through our Traditional Stores, Mega Stores and the website Saraiva.com: books, CDs, DVDs, periodical publications, multimedia software, stationery items, toys, data processing articles, electro-electronics, electronic games, software and magazines.

Suppliers

The main suppliers of books, stationery items and audio and video products for resale are Editora Saraiva, Elsevier, Atlas, Moderna, Rocco, Schwarcz, Ática, FTD, Nova Fronteira, Catavento, Revistas dos Tribunais, Objetiva, Microservice, Videolar, Warner Music, Eletronic Art, Ingran and Sony Music. None of the suppliers accounts for more than 10% of our total purchases. About 5.2% of Livraria's purchase volume are conducted with Editora.

19.04 - MAIN CLIENTS FOR PRODUCTS AND/OR SERVICES

Our base of clients consists of a wide and diversified public, which looks at our stores and our website for leisure, culture and entertainment.

We receive approximately 24 million visits per year in our 36 Physical Stores, which generate about 6 million business transactions.

19.05 - OPERATIONS WITH RELATED COMPANIES

Livraria acquires books from Editora Saraiva. About 5.2% of its amount of purchases is accomplished with Editora. There is any supply agreement formally executed between Editora and Livraria, but transactions conducted between them are subject to usual market conditions.

19.06.01 - BALANCE SHEETS - ASSETS (R$ Thousand)

1. Code	2. Description	3. 31/Dec/2007	4. 31/Dec/2006	5. 31/Dec/2005
1	Total assets	215,822	150,831	136,943
1.01	Current Assets	177,944	124,798	100,426
1.01.01	Cash equivalents	11,120	11,910	11,553
1.01.02	Credits	91,470	56,662	43,445
1.01.02.01	Clients	89,776	56,247	31,872
1.01.02.02	Misc. Credits	1,694	415	11,573
1.01.03	Inventories	69,085	52,088	40,378
1.01.04	Others	6,269	4,138	5,050
1.02	Non-Current Assets	37,878	26,033	36,517
1.02.01	Long-Term Assets	4,394	5,825	15,532
1.02.01.01	Misc. Credits	4,394	5,825	15,532
1.02.01.02	Credits with related persons	0	0	0
1.02.01.02.01	Credits with affiliates and associates	0	0	0
1.02.01.02.02	Credits with controlled companies	0	0	0
1.02.01.02.03	Credits with related persons	0	0	0
1.02.01.03	Others	0	0	0
1.02.02	Permanent Assets	33,484	20,208	20,985
1.02.02.01	Investments	135	135	135
1.02.02.01.01	Interests in Affiliates and Associates	0	0	0
1.02.02.01.02	Interests in Affiliates and Associates - Premium	0	0	0
1.02.02.01.03	Interests in Controlled Companies	0	0	0
1.02.02.01.04	Interests in Controlled Companies - Premium	0	0	0
1.02.02.01.05	Other Investments	0	0	0
1.02.02.02	Property, plant and equipment	31,359	18,291	18,422
1.02.02.03	Intangible Assets	0	0	0
1.02.02.04	Deferred Assets	1,990	1,782	2,428

19.06.02 - BALANCE SHEETS – LIABILITIES (R$ Thousand)

1. Code	2. Description	3. 31/Dec/2007	4. 31/Dec/2006	5. 31/Dec/2005
2	Total Liabilities	215,822	150,831	136,943
2.01	Current Liabilities	111,218	76,558	66,234
2.01.01	Loans and Financings	4,024	1,360	2,324
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	82,189	60,403	50,203
2.01.04	Taxes, Fees and Contributions	8,026	4,492	7,332
2.01.05	Payable Dividends	4,338	1,574	0
2.01.06	Provisions	0	0	0
2.01.07	Debts with Related Persons	0	0	0
2.01.08	Others	12,641	8,729	6,375
2.02	Non-Current Liabilities	32,267	15,821	18,019
2.02.01	Long-Term Liabilities	32,267	15,821	18,019
2.02.01.01	Loans and Financings	10,735	4,182	1,081
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	2	1,617	10,525
2.02.01.04	Debts with Related Persons	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Others	21,530	10,022	6,413
2.02.02	Results for Future Fiscal Years	0	0	0
2.04	Shareholders' Equity	72,337	58,452	52,690
2.04.01	Paid-in Capital	51,210	51,210	51,210
2.04.02	Capital Reserves	2,190	2,190	2,190
2.04.03	Revaluation Reserves	0	0	0
2.04.03.01	Own Assets	0	0	0
2.04.03.02	Controlled/Affiliate and Associate Companies	0	0	0
2.04.04	Profit Reserves	18,937	5,052	0
2.04.04.01	Legal Reserves	0	0	0
2.04.04.02	Statutory Reserves	0	0	0
2.04.04.03	Contingency Reserves	0	0	0
2.04.04.04	From Unrealizable Profits	0	0	0
2.04.04.05	Profits Retention	0	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0	0
2.04.04.07	Other Profit Reserves	18,937	5,052	0
2.04.05	Accumulated Losses/Earnings	0	0	(710)
2.04.06	Advance for Future Capital Increase	0	0	0

19.07 – STATEMENT OF INCOME (R$ Thousand)

1. Code	2. Description	3. 01/Jan/2007 to 31/Dec/2007	4. 01/Jan/2006 to 31/Dec/2006	5. 01/Jan/2005 to 31/Dec/2005
3.01	Gross Revenue from Sales and/or Services	487,376	352,202	281,306
3.02	Deductions from Gross Revenue	(45,699)	(36,086)	(28,191)
3.03	Net Revenue from Sales and/or Services	441,677	316,116	253,115
3.04	Cost of Goods and/or Services Sold	(281,012)	(200,772)	(154,277)
3.05	Gross Profit	160,665	115,344	98,838
3.06	Operating Expenses/Revenues	(130,965)	(103,598)	(88,599)
3.06.01	With Sales	(99,672)	(78,522)	(68,444)
3.06.02	General and Administrative	(27,824)	(21,559)	(18,802)
3.06.03	Financial	(4,824)	(2,290)	(879)
3.06.03.01	Financial Revenues	352	923	2,174
3.06.03.02	Financial Expenses	(5,176)	(3,213)	(3,053)
3.06.04	Other Operating Revenues	0	0	0
3.06.05	Other Operating Expenses	1,355	(1,227)	(474)
3.06.06	Result of Equity Method	0	0	0
3.07	Operating Income	29,700	11,746	10,239
3.08	Non-Operating Income	(7)	(703)	(194)
3.08.01	Revenues	0	0	0
3.08.02	Expenses	(7)	(703)	(194)
3.09	Profit Before Taxation /Participations	29,693	11,043	10,045
3.10	Provision for Income Tax and Social Contribution	(9,590)	(3,645)	(3,299)
3.11	Deferred Income Tax	0	0	0
3.12	Statutory Participations/Contributions	(1,880)	(736)	(674)
3.12.01	Participations	(1,880)	(736)	(674)
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0
3.15	Profit/Loss in the Fiscal Year	18,223	6,662	6,072
	NUMBER OF SHARES, EX-TREASURY (Thousand)	57,539,843	57,539,843	57,539,843
	PROFIT PER SHARE (R$)	0,00032	0,00012	0,00011
	LOSSES PER SHARE (R$)			

19.08.01 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/JAN/2007 TO 31/DEC/2007 (R$ Thousand)

1. Code	2. Description	3. Capital Stock	4. Capital Reserves	5. Reassessment Reserves	6. Profit Reserves	7. Profits/Losses	8. Total Net Equity
5.01	Initial Balance	51,210	2,190	0	5,052	0	58,452
5.02	Adjustments to Previous Fiscal Years	0	0	0	0	0	0
5.03	Increase/Reduction of Share Capital	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss in the Fiscal Year	0	0	0	0	18,223	18,223
5.07	Allocations	0	0	0	12,974	(17,312)	(4,338)
5.08	Others	0	0	0	911	(911)	0
5.09	Final Balance	51,210	2,190	0	18,937	0	72,337

19.08.02 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/JAN/2006 TO 31/DEC/2006 (R$ Thousand)

1. Code	2. Description	3. Capital Stock	4. Capital Reserves	5. Reassessment Reserves	6. Profit Reserves	7. Profits/Losses	8. Total Net Equity
5.01	Initial Balance	51,210	2,190	0	0	(710)	52,690
5.02	Adjustments to Previous Fiscal Years	0	0	0	0	674	674
5.03	Increase/Reduction of Share Capital	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss in the Fiscal Year	0	0	0	0	6,662	6,662
5.07	Allocations	0	0	0	4,721	(6,295)	(1,574)
5.08	Others	0	0	0	331	(331)	0
5.09	Final Balance	51,210	2,190	0	5,052	0	58,452

19.08.03 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/JAN/2005 A 31/DEC/2005 (R$ Thousand)

1. Code	2. Description	3. Capital Stock	4. Capital Reserves	5. Reassessment Reserves	6. Profit Reserves	7. Profits/Losses	8. Total Net Equity
5.01	Initial Balance	51,210	2,190	0	0	(6,782)	46,618
5.02	Adjustments to Previous Fiscal Years	0	0	0	0	0	0
5.03	Increase/Reduction of Share Capital	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss in the Fiscal Year	0	0	0	0	6,072	6,072
5.07	Allocations	0	0	0	0	0	0
5.08	Others	0	0	0	0	0	0
5.09	Final Balance	51,210	2,190	0	0	(710)	52,690

19.09 – FEATURES OF OPERATING INDUSTRY

Book Retail Market

The book retail market in Brazil is quite fragmented, it being characterized by the co-existence of small bookshops and large store networks. At present, there are approximately 1,500 bookstores all over Brazil, more than 70% of which are located in South and Southeast regions of the Country. The States of São Paulo and Rio de Janeiro represent about 65% of book retail sales in Brazil. While the average consumption per capita in the Country is only 1.8 book per year (including didactic books), the United States have a consumption of 9 books per year and Japan, a consumption of 11 books per year.

The distribution of bookstores in the Brazilian territory is extremely uneven, of the 5,700 Brazilian municipalities, only 10.5%, that is, 600 thereof, have regularly installed bookstores. In addition to a very uneven distribution in the Brazilian territory, the number of bookstores in Brazil is much lower when compared with other countries, even those in development.

In addition to using bookstores, the book retail market develops in other distribution and sales vehicles, such as, for instance, stationery stores, bazaars and schools, which has been increasingly changing into points of sales in school periods. Newsstands also have been a vehicle for the sale and dissemination of low-cost books. However, one of the sales vehicles that has called most the attention of professionals in the book retail market is Internet. Electronic commerce has been developed all over the world, in all sectors of economy, by virtue of the comfort, agility and easiness for purchasing goods, without a need to go to the stores. Such trend is also verified in the Brazilian market, among large bookstores.

19.10 – PERFORMANCE REPORT

The table below presents the main data on economic and financial performance.

Description	2007		2006		AH%
	R$ Thousand	AV %	R$ Thousand	AV %	
Gross Revenue	487,376	110.3	352,202	111.4	38.4
Net Revenue	441,677	100.0	316,116	100.0	39.7
Gross Profit	160,665	36.4	115,344	36.5	39.3
Operating Expenses	127,496	28.9	100,081	31.7	27.4
EBITDA	40,543	9.2	18,986	6.0	113.5
Financial Revenues (Expenses), Net	(4,824)	-1.1	(2,290)	-0.7	110.7
Net Profit	18,223	4.1	6,662	2.1	173.5

Gross Revenue
(R$ Million)


237,5
261,9
281,3
352,2
487,4
2003
2004
2005
2006
2007

Livraria's gross revenue totaled R$ 487.4 million, equivalent to an increase of 38.4% in comparison with 2006. Such exceptional growth was enhanced by the growth development of the electronic retail division (+ 60.8%) and physical stores (+ 29.8%).

Such expressive growth rhythm in physical sales is the result of a store expansion project, with seven new units opened throughout 2007, as an increase of 16.2% on comparable store revenues (existing since the beginning of 2006).

The chart below shows the sales evolution of comparable physical stores, analyzing the growth of the quarterly revenue on the same period of the previous year.

Nominal Growth of Comparable Stores – Per Quarter


25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
9,2%
12,0%
20,9%
16,8%
16,5%
Oct-Dec 06
Jan-Mar 07
Apr-Jun 07
Jul-Sep 07
Oct-Dec 07

The nominal growth index of the books, newspapers and magazines sector, disclosed by IBGE in the monthly research of commerce, indicated variation of 8.8% in 2007, before the increase of 32.4% obtained on such same areas at Saraiva, demonstrating a market share conquer on such segments.

The consistent revenue growth reached in 2007 is the result of a strategic plan as of 2005, which involved the hiring of a new team of executives, printing a higher aggressiveness to marketing actions and decided by the enhancement of a mix of products sold. Moreover, Management elected to speed up the opening rhythm of stores and widen the payment terms offered to clients, which contributed to format appropriate conditions to the rapid sales increase. With the economic scenario also favorable, the growth scenario was boosted.

Gross Profit

Gross profit accumulated R$ 160.7 million, an amount 39.3% higher than the recorded in the previous year. Gross margin registered 36.4% in 2007, virtually the same level of 2006, with 36.5%.

Such income on gross margin is positive, because the rapid growth on sales for new product categories, especially computing articles, which are products with a low marketing margin when compared to book, promoted a natural pressure on margin.

Such operation was compensated by efforts made to increase marketing margins in traditional product lines, besides the growing agency Saraiva is conquering before suppliers of recent lines, favoring the negotiation for better marketing conditions.

Operating Income

The ratio operating expenses on net revenues has presented consequential improvements recently, due to the focus on controlling and rationalizing expenses, the rapid growth in revenues, favoring the dilution of fixed costs. The evolution of such performance is showed in the Table below, proofing an income of nine percentage points during the last five years.

Ratio %	**2003**	**2004**	**2005**	**2006**	**2007**
Operating expenses on net revenues	37.9%	37.7%	34.5%	31.7%	28.9%

The Company's Management understands that the effective control of expenses significantly contributes to the survival of Company on a long-term basis and continues perceiving opportunities for new efficiency gains.

EBITDA

EBITDA mounted R$ 40.5 million, an increase of 113.5% compared to previous year. EBITDA margin evolved from 6.0% to 9.2% in 2007.

Reconciliation EBITDA (R$ thousand)	**2007**	**2006**	**Var.**
Operating income after net financial expense	29,700	11,746	152.9%
(+) Depreciation and Amortization	6,019	4,950	21.6%
(-) Net financial revenues	(4,824)	(2,290)	110.7%
(=) EBITDA	40,543	18,986	113.5%

Financial Income / Capital Structure

Net financial expenses increased R$ 2.3 million to R$ 4.8 million in 2007. The financial position turned from a net cash of R$ 6.4 million at the end of 2006, for a net debt of R$ 3.6 million in the end of 2007.

The intensification of investments in expanding physical stores network and the increase of working capital requirements employed due to the addition in sales caused changes in net financial income and financial position.

During fiscal year 2007, an amount of R$ 10.5 million was released with respect to the financing with BNDES allocated to the expansion plan of store network in 2005/2008 and to the remodeling and modernization project of some our important units. Financings in partnership with BNDES are in line with the strategy of Management to optimize capital structure to support new investments.

Working Capital

The ratio working capital on gross sales was 16.4% in 2007, against 13.7% on the previous year. The growing participation on computing products line to sales mix and the wide range of financing to clients are some of methods that participate of the well-succeeded action plan developed to boost up sales and, as expected, explain the increase in the indicator of working capital employed.

In order to efficiently support the strategy to finance sales to clients, Company is engaged to a logistic improvement and intensification of partnerships with suppliers in order to make gains on inventory turnover.

Working Capital (1) / Gross Revenues (2)


16,3%
14,2%
9,6%
9,5%
13,7%
16,4%
2002
2003
2004
2005
2006
2007

(1) Inventories + Clients – Suppliers (monthly average – last 12 months)
(2) Gross sales – last 12 months

Net Profit
Upon the strong growth in sales and the efficient control of expenses, net profit reached R$ 18.2 million, corresponding to an increase of 173.5% against the previous year. Net margin practically doubled, increasing from 2.1% to 4.1%.

Award
Livraria Saraiva was the winner of Award Alshop/Visa, by the vote of Academy, in the category "Leisure and Entertaining Articles", in a ceremony held on April 2007, by the Brazilian Association of Shopping Mall Retailers.

Marketing / Partnerships
One of the strategies that is contributing each time so that clients choose Livraria Saraiva as the first remembering in seeking culture, entertainment and information, is an enhanced aggressiveness in marketing actions and amplification of important partnerships. In 2007, the main highlights were:
• Growth of 54.6% on association base of fidelization program "Saraiva Plus". In the end of December 2007, the program counted on more than 1,770 thousand associates;
• Realization of more than two thousand and seven hundred cultural events in the stores network, among books, CDs, DVDs releases, pocket shows, chats, small courses, debates and infantile activities, which contributed to attract a higher flow of people to the stores;
• Increase of the partnership with Ticketmaster, a leader company in the sale of tickets for shows and events. At the end of 2007, Ticketmaster stood its presence in nine Saraiva's stores, which enriches purchase experience and reinforces Company's view to offer the most modern matters in entertainment, culture and convenience.
• Beginning of partnership with renowned operators of Coffee Shops "Cafe Havanna", at Shopping Crystal, City of Curitiba, and "Suplicy Special Cafes" at Mega Store of Shopping Paulista, City of São Paulo;
• Establishment of an agreement between Apple and Saraiva, as an authorized distributor. With such partnership, Saraiva becomes one of the few companies to purchase directly from Apple in Brazil.
• Partnership with Banco do Brasil to launch Saraiva credit card. Offering a wide range, this international credit card reinforces the institutional valuation of brand Saraiva, also generating savings with management rates and allowing a bigger narrowing of our relationship with clients. It was launched as a pilot project in October 2007, and until the end of February 2008 more than 11.5 thousand cards have been issued.

Saraiva.com – Electronic Retail Division of Livraria Saraiva

Indicators - Saraiva.com	2007	2006	Var.
Gross revenue (R$ Thousand)	156,524	97,349	60.8%
Operating Expenses (SG&A)	27,956	19,307	44.8%
EBITDA (R$ Thousand)	17,627	10,645	65.6%
Active Clients (Thousand) (1)	1,197	941	27.2%
% on Gross Revenue of Livraria	32.1%	27.6%	4.5 p.p.
Average Ticket (R$)	130.93	111.93	17.0%

(1)Active clients: user that performed at least one purchase per year in the last two years.

The year 2007 set another significantly growing period for Brazilian electronic retail market. The decrease of prices of PCs and access costs to wide band, allied to the scenario of economic stability and amplification of credit to consumption, generated a growth rhythm above the expectation for Management. For the first time in history, the year 2007 accounted a higher amount of sale of computers than TVs in Brazil.

Saraiva was one of the pioneers in Brazilian electronic business and counts on a mature logistic operation, also benefited of having a strong, reliable brand, associated to book, one champion item of sales through the Internet.

Upon such favorable environment and technical capacity of Saraiva on on-line transactions, gross sales reached R$ 156.5 million, an expressive increase of 60.8% on the amount of previous year. The participation out of total of gross revenue of Livraria reached 32.1% in 2007, compared to 27.6% in 2006.

The strategy to increase the products category additional to book continued to Record expressive results, with a special highlight to the computing products line, reaching 234%. Among segments initiated during 2007, cellular telephone line was the main highlight and represented 4.0% of all e-business sales for the period. The total of items available for selling at the end of 2007 surpassed 1,455 thousand products, indicating an increase of 33.9% against the end of 2006.

It is also highlighted the positive performance of books line, main product of Company, in physical stores and electronic retail. The growth of such sales division through the Internet was 46.7%.

The chart below shows the quarterly evolution of the sales growth when comparing to the same quarter of the previous year

Nominal growth of Saraiva.com – per quarter


100,0%
80,0%
60,0%
40,0%
20,0%
0,0%
39,0%
38,7%
55,7%
81,9%
70,2%
out-dez-06
jan-mar-07
abr-jun-07
jul-set-07
out-dez-07

The chart below clearly shows the scale profits obtained with the operations increment, in the last years.

Saraiva.com
Gross Revenue x SG&A (*)
(R$ million)


37,7
12,7
50,9
13,7
63,8
14,2
97,3
19,3
156,5
28,0
2003
2004
2005
2006
2007
Gross Revenue
SG&A

(*) Sales, General and Administrative Expenses

Awards on Electronic Retail Market
In recognition to continuing investments in enhancement of services provided in the electronic retail market division, Saraiva has been awarded with the following:
• "Infoweb 2007", as the best on-line store of Brazil, according to the vote of readers of INFO Magazine;
• "Excellence in Electronic Commerce Quality B2C 2007", an award granted by E-bit, an Internet specialized company, according to an election among consumers, as one of the best virtual shops as regards to service standard;
• "Diamante" Company [the highest award available], in an assessment regarding the quality and excellence of the support, held by E-bit.

20.00 - INFORMATION ON CORPORATE GOVERNANCE

According to IBGC [Brazilian Institute for Corporate Governance], corporate governance is the system by which companies are managed and monitored, involving the relationships among shareholders, board of directors, executive board, independent auditors and audit committee. The basic principles guiding this practice are: (i) transparency; (ii) equity; (iii) accountability; and (iv) corporate responsibility.

Principle of transparency shall mean that the management should cultivate the wish to inform, not only Company's economic-financial performance, but also other factors (even if intangible) that guide entrepreneurial action. Equity is understood as being a fair and even treatment for all minority groups, collaborators, clients, suppliers or creditors. Accountability, on its turn, is characterized by rendering of accounts

regarding the performance of corporate governance agents to whoever elected them, with full responsibility of the formers for all acts performed thereby. Finally, corporate responsibility represents a wider view of entrepreneurial strategy, with the incorporation of considerations regarding social and environmental order into the definition of businesses and operations.

Among corporate governance practices recommended by IBGC in its Code of the Best Corporate Governance Practices, we adopted, among others, the following:

(i) preferred shares are granted with a voting right to the holders thereof, in the following events: (a) transformation, merger, spin-off and consolidation involving the Company directly; (b) approval of contracts between Company and its Controlling Shareholder, either directly or through third parties, as well as with other companies where Controlling Shareholder holds an interest, whenever, by virtue of legal or statutory provisions, they are decided at our Shareholders' Meeting; (c) evaluation of assets allocated to payment of Company's capital increase; (d) appointment of specialized company to appraise the economic value of shares issued by Company, for the purpose of public offer for acquisition of shares, to be conducted for cancellation of Company's registry as a public company, for Company's discontinuance from BOVESPA's Corporate Governance Differentiated Practices – Level 2, or for corporate reorganization from which the resulting company does not rank as holder of corporate governance – Level 2 standard; and (e) alteration or modification of provisions in our By-Laws which alter or modify any of the requirements provided for in item 4.1 of Level 2 Regulation, save that such voting right shall prevail while the Contract of Adhesion to Level 2 is in force;

(ii) maintenance and disclosure of a register containing the amount of shares held by each partner, identifying them by name;

(iii) engagement of independent audit firm for analyses of its balance sheets and financial statements;

(iv) requirement that, in the offer for purchase of shares that results in transfer of the corporate control to all partners and not only to the holders of the control block. All shareholders shall be allowed to sell their shares under the same conditions. The control transfer shall be accomplished at a transparent price. In the event of disposal of totality of the control block, the acquirer must address the public offer to all shareholders under the same conditions as the controller's (tag-along);

(v) provision in the By-Laws for installation of the Audit Committee;

(vi) clear definition in the By-Laws of the form of election, divestiture and term of office of the member of the Board of Directors and the Executive Board;

(vii) non-election of alternate directors;

(viii) transparency in public disclosure of the management annual report;

(ix) free access to Company's information and premises by the members of the Board of Directors; and

(x) solution of conflicts that may arise between Company, its shareholders, its officers and members of the Audit Committee, by arbitration.

BOVESPA has three different levels corporate governance practices, Level 1, Level 2 and New Market. They differ by the level of requirement of such practices. The New Market is the strictest of them, requiring that the maximum of corporate governance practices are adopted by the company. On February 6th, 2006, changes carried out by BOVESPA in these three segments became effective.

On March 20th, 2006, we entered into the Contract of Adhesion to Level 2 with BOVESPA, for the purpose of meeting the necessary requisites so that we become a company listed in Level 2, and such contract became effective after the election of the members of our Board of Directors, occurred on April 6th, 2006.

Board of Directors

Board of Directors of companies authorized to have their shares negotiated in Level 2 shall consist of a minimum 5 members, as elected by the Shareholders' Meeting, for a unified term of office of 2 years at most, with reelection being permitted. According to Level 2 Regulation, which became effective on February 6th, 2006, at least 20% of the members of our Board of Directors shall be independent directors, with independent director meaning a director who:

(i) has not any bond with us, except equity participation,

(ii) is not the controlling shareholder (as defined in Level 2 Regulation), spouse or relative thereof up to the 2nd degree of kindred, or is not or was not, in the last 3 years, entailed to a company or entity related to the Controlling Shareholder (persons entailed to educational and/or research public institutions are excluded from this restraint),

(iii) was not, in the last 3 years, our employee or executive officer or the employee or executive officer of controlling shareholders or a company controlled by us,

(iv) is not a supplier or purchaser, either direct or indirect, of our services and/or products in a magnitude implying loss of independence,

(v) is not an employee or officer of a company or entity that is offering or requesting our services and/or products,

(vi) is not the spouse or a relative up to the second degree of kindred of any of our officers, or

(vii) does not receive a compensation from us other than as a director (proceeds in cash derived from participation in the capital are excluded from this restraint).

According to our By-laws, our Board of Directors shall have from 5 to 7 members. Directors are elected at Shareholders' Meeting for a unified term of office of 1 year, and may be reelected and divested, at any time, by our shareholders as gathered at a Shareholders' Meeting.

All members of the Board of Directors and the Executive Board shall execute an Instrument of Officers' Consent, conditioning the installation in their respective offices to the execution of this document, whose copy shall be promptly sent to BOVESPA. Through the Instrument of Officer's Consent, our officers are personally responsible for acting in conformity with the Contract of Adhesion to Level 2, with the Arbitration Regulation and with the Regulation of Level 2.

Audit Committee

Our Audit Committee is a body independent from our management and our external auditors. Likewise the Board of Directors, the members of the audit committee, through the Instrument of Consent of the Member of the Audit Committee, undertake personal responsibility for acting in accordance with the Contract of Adhesion to Level 2, with the Arbitration Regulation and with the Regulation of Level 2, with the installation thereof in their pertinent offices being conditional upon the execution of this document, whose copy shall be promptly sent to BOVESPA.

Our Audit Committee operates on a non-permanent base, but may be installed in any fiscal year upon request by shareholders, pursuant to the legislation in force. At present, our Audit Committee is not installed.

Minimum Percentage of Outstanding Shares after Capital Increase

The Regulation of Level 2 establishes that, in the event of an increase of capital that was not fully subscribed for by whoever holds a preference right or did not count on a sufficient number of persons interested in the respective public distribution, the total or partial subscription for such capital increase by the Controlling Shareholder shall compel him to take the measures necessary to restore the minimum percentage of outstanding shares, within six months subsequent to the subscription ratification.

Disposal of Control

The Regulation of Level 2 establishes that the disposal of our control, both through a sole operation and through successive operations, shall be contracted under the suspensive or resolutive condition that the acquirer agrees to conduct the public offer for acquisition of the shares held by our other shareholders, subject to the conditions and times provided for in the legislation in force and in Regulation of Level 2, so as to ensure them a treatment equal to that ascribed to the selling controlling shareholder, with the declaration containing price and other conditions of the operation for disposal of our control to be delivered to BOVESPA.

This offer shall be further required (i) in case of assignment of rights of subscription for shares and other securities or rights relating to securities convertible into shares, for a consideration, which assignment results in disposal of control, and (ii) in case of

disposal of control of company holding control power over us and, in this event, the selling controlling shareholder will be compelled to declare to BOVESPA the amount ascribed to us in such disposal and to attach documentation evidencing such amount. According to our By-Laws, the selling controlling shareholder shall not transfer the ownership of his shares while the purchaser does not execute the Instrument of Controllers' Consent, which shall be promptly submitted to BOVESPA.

Acquisition of Control through Successive Acquisitions

According to the Regulation of Level 2, anyone who, as already holding shares in a company, acquires the equity control, by virtue of a share purchase private agreement entered into with the controlling shareholders, involving any quantity of shares, shall be compelled to conduct the public offer according to the above mentioned model, and to reimburse the shareholders from whom he bought shares at a stock exchange in six months preceding the date of disposal of control, by paying thereto any possible difference between the price paid to the selling controlling shareholder and the amount paid at the stock exchange for shares issued by us in the same period, as duly restated.

Negotiations of Securities and Derivatives thereof by Controlling Shareholders, Officers and Member of the Audit Committee

Our Controlling Shareholder, our officers and members of our Audit Committee shall communicate to BOVESPA, shortly after the acquisition of our control or their installation at the office, as applicable, the quantity and characteristics of the securities issued by us and held by them, either directly or indirectly, including derivatives thereof.

Still according to the rules of Regulations of Level 2, our Controlling Shareholder is compelled to disclose to BOVESPA: (i) the amount and characteristics of the securities issued by us and held by him, either directly or indirectly, including derivatives thereof, and (ii) any negotiations conducted in respect of securities and derivatives thereof, in detail, informing also price, within ten days as from the end of the month when the negotiations occur.

Cancellation of Company's Registration

According to the rules of Regulation of Level 2 and our Articles of Incorporation, the cancellation of Company's registration as a public company will require the preparation of a report of appraisal of its shares according to their economic value, to be prepared by a specialized institution or company and to meet the legal requirements.

Such specialized company will be selected at a Shareholders' Meeting, by majority of votes of shareholders representing the outstanding shares present thereat, which meeting, if installed at the first call, shall count on attendance of shareholders representing, at least, 20% of total outstanding shares or, if installed at the second call, may count on attendance of any number of shareholders representing outstanding shares, with the costs to be borne by the offeror.

The economic value of the shares, as indicated in the appraisal report, shall be the minimum price to be offered by the controlling shareholder or by us at the public offer for acquisition of shares for cancellation of our registration as a public company.

When the decision of providing the cancellation of the registration as a public company is informed to the market, the offeror shall disclose the maximum amount per share or batch of one thousand shares at which he will conduct the public offer. The public offer shall be conditional on the amount appraised in the appraisal report not being higher than the amount disclosed by the offeror.

In the event that the economic value of the share is higher than as informed by the offeror, the decision to provide the cancellation of the registration as a public company shall be revoked, unless the offeror expressly agrees to formulate a public offer at the economic value.

In the other events, the procedure of cancellation for registration as a public company shall follow the procedures and other requirements established by the legislation in force, the norms issued by CVM and the Regulation of Level 2.

Withdrawal from Level 2

We are allowed to discontinue the exercise of corporate governance practices of Level 2, provided that the withdrawal is approved at a Shareholders' Meeting and communicated to BOVESPA, in writing, 30 days in advance. Withdrawal from Level 2 does not imply loss of the condition as an open company registered with BOVESPA.

Offer by Controlling Shareholder

When Company's withdrawal from Level 2 is provided so that the securities issued thereby are thereafter registered for negotiations outside Level 2, the Controlling Shareholder shall conduct the public offer for acquisition of shares belonging to our other shareholders, at least, at the pertinent economic value to be appraised as provided for in Section X of the Regulation of Level 2, subject to the applicable legal and regulatory norms. The news on the conduction of the public offer shall be communicated to BOVESPA and disclosed to the market promptly after the holding of our Shareholders' Meeting that approved such withdrawal.

Corporate Reorganization

In the event that discontinuance from Level 2 occurs on account of a corporate reorganization operation, where the company resulting therefrom is not admitted for negotiation in Level 2, (i) we, together with our officers and our Controlling Shareholder, shall be subject to the formalities set forth in Section XI of the Regulation of Level 2; (ii) our Controlling Shareholder shall conduct the public offer for acquisition of shares belonging to our other shareholders, at least, at the pertinent economic value to be appraised as provided for in Section X of the Regulation of Level 2, subject to the applicable legal and regulatory norms. The news on the conduction of the public offer shall be communicated to BOVESPA and disclosed to the market promptly after the holding of our Shareholders' Meeting that approved such reorganization.

Obligations upon Withdrawal

Discontinuance from Level 2 will not release us, our officers and our Controlling Shareholder from complying with the obligations and meeting the requirements derived from the Contract of Adhesion to Level 2, the commitment clause contained in our By-Laws, the Arbitration Regulation and the Regulation of Level 2, as originating from facts preceding the withdrawal.

Disposal of Company's Control upon Withdrawal

Disposal of our control occurring in the 12 months subsequent to withdrawal from Level 2 shall compel our selling Controlling Shareholders and the purchaser, jointly and collectively, to offer to the other shareholders the acquisition of their shares at the price and under the conditions obtained by the selling Controlling Shareholders in the disposal of their own shares, as duly restated, subject to the same rules applicable to disposal of control provided for in Regulation of Level 2.

Return Barred

After discontinuance from Level 2, Company's securities cannot be negotiated again in Level 2 for a minimum period of 2 years as from the date when the discontinuance was formalized, except in case our equity control was disposed of after formalization of our withdrawal from Level 2.

Policy for Disclosure of Information to the Market

We further have, as per Instruction CVM No. 358, a Policy for Disclosure of Information consisting in the disclosure of relevant information and maintenance of secrecy on that information that was not disclosed to the public yet.

Relevant information is any decision by the controlling shareholder, resolution by Shareholders' Meeting or by bodies of our management, or any other act or fact of a political-administrative, technical, business or economic-financial nature occurred or related to our businesses, which may considerably influence (i) the quotation of securities; (ii) decision by investors to purchase, sell or keep securities; or (iii) determination for investors to exercise any rights inherent to the condition of security owners.

It is incumbent upon the Investor Relations Officer to disclose and communicate to CVM and stock exchanges any relevant act or fact occurred or related to our businesses that is deemed to be a relevant information, as well to watch over the wide and prompt dissemination of the relevant information at stock exchanges and to the public generally (by announcement published in the newspaper, etc.).

Arbitration

According to the Regulation of Level 2, we, our Controlling Shareholder, our officers and member of our Audit Committee, shall decide, by arbitration, any and all dispute or controversy that may arise among us, as related to or resulting from, in particular, the

application, validity, effectiveness, construction, violation and effects thereof, of the provisions contained in the Corporation Law, in our Articles of Incorporation, in the rules issued by CMN [Brazilian Monetary Council], by BACEN and by CVM, as well as in the other norms applicable to the operation of the capital market generally, in addition to those contained in the Regulation of Level 2, the Arbitration Regulation, the Market Arbitration Chamber and in the Contract Adhesion to Level 2.

Timely Information

Cash Flow Statements

The Regulation of Level 2 establishes that Company's financial statements and consolidated statements to be prepared at the end of each quarter and each fiscal year, shall include changes occurred in the balance of cash and cash equivalents, as segregated in operation, financing and investment flows.

According to Regulation of Level 2, we must present cash flow statements 6 months after the execution of the Contract of Adhesion to Level 2.

Financial Statements Prepared in Conformity with International Standards

The Regulation of Level 2 establishes that, upon closing of each fiscal year, Company shall prepare (i) financial statements or consolidated statements in conformity with the international standards US GAAP [Accounting Principles Generally Accepted in the United States] or IFRS [International Financial Reporting Standards], which shall be disclosed in their entirety, in English. They shall be further accompanied by the management report, explanatory notes, which inform also the net profit and shareholders' equity as appraised at the end of the fiscal year according to the Brazilian accounting principles and the proposal for allocation of the result, and by the opinion of the independent auditors; or (ii) disclose, in English, the full content of financial statements, management report and explanatory notes demonstrating the reconciliation of the result in the fiscal year with the shareholders' equity, appraised under the Brazilian accounting criteria and under the international standards US GAAP or IFRS, evidencing the main difference between the accounting criteria and the opinion of independent auditors (as registered with CVM and confirmedly experienced in the examination of financial statements prepared in accordance with the international standards US GAAP or IFRS).

According to the Regulation of Level 2, the adoption of such criteria should begin as from the disclosure of financial statements related to the second fiscal year following the execution of the Contract of Adhesion to Level 2.

Quarterly Information – ITR in English or Prepared in Conformity with International Standards

According to this rule, we must present the full content of Quarterly Information – ITR as translated into English or present financial statements or consolidated statements in accordance with the international standards US GAAP or IFRS.

Such information, to be accompanied by an opinion or special report of review by the independent auditors, shall be presented as from the disclosure of the first financial statement prepared in conformity with international standards.

Additional Requirements for Quarterly Information - ITR

The Regulation of Level 2 establishes some complementary information to be included in the ITR. They are: (i) to submit the consolidated balance sheet, consolidated income statement and comment on consolidated performance, in case it is compelled to submit consolidated statements at the end of the fiscal year; (ii) to inform the equity position of anyone holding more than 5% of each species and class of shares of our stock capital, either directly or indirectly, up to the level of individuals; (iii) to inform, on a consolidated base, the quantity and characteristics of securities issued by us as owned, either directly or indirectly, by the groups of controlling shareholder, officers and member of our Audit Committee; (iv) to inform the evolution of the participation of the persons referred to in item iii, in respect of the relevant securities, in the preceding twelve months; (v) to inform the quantity of outstanding shares and percentage thereof in comparison with the total issued shares; (vi) to inform the existence of and entailment to the Commitment Clause regarding arbitration.

Additional Requirements for Annual Information - IAN

Also the inclusion of items (iii), (iv) and (vi) of item "Additional Requirements for Quarterly Information" in our Annual Information in Chart "Other Information Deemed to be Relevant by Company", are requisites of Level 2 as well.

Public Meeting with Analysts

The Regulation of Level 2 establishes that, at least once a year, we must hold a public meeting with analysts and any other interested parties, to disclosure information regarding the respective economic-financial condition, projects and perspectives.

Annual Calendar

The Regulation of Level 2 establishes that companies and officers shall send to BOVESPA and disclose, by the end of January of each year, an annual calendar informing on programmed corporate events, containing information about us, the event, date and time of the holding thereof, publication and remittance of the documents dealt with at the event to BOVESPA.

Contracts with the same group

According to Regulation of Level 2, we must send to BOVESPA and disclose information on any and all contract entered into between us, our controllers, officers and controlled and associated companies of officers and of our controlling shareholder, as well as with other companies that, together with any of these persons, are part of the same group, on a factual or legal base, whenever an amount equal to or higher than R$ 200 thousand, or an amount equal to or higher than 1% of our shareholders' equity,

whichever is higher, is reached, under one only contract or under successive contracts, with or without the same purpose, in any period of one year.

Such disclosed information shall describe the subject of the contract, time, amount, conditions for rescission or termination and any possible influence of the contract on the management or conduction of our businesses.

TABLE OF CONTENTS

END